 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 1997
                                                     REGISTRATION NO. 333-15657

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                      JONES INTERNATIONAL NETWORKS, LTD.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        COLORADO                     7922                    84-1250515
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                           9697 EAST MINERAL AVENUE
                           ENGLEWOOD, COLORADO 80112
                                (303) 792-3111
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

               ELIZABETH M. STEELE, VICE PRESIDENT AND SECRETARY
                           9697 EAST MINERAL AVENUE
                           ENGLEWOOD, COLORADO 80112
                                (303) 792-3111
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
           PAUL HILTON, ESQ.                    MARC WEINGARTEN, ESQ.
       N. ANTHONY JEFFRIES, ESQ.               DEBORAH FREEDMAN, ESQ.
      DAVIS, GRAHAM & STUBBS LLP              SCHULTE ROTH & ZABEL LLP
  370 SEVENTEENTH STREET, SUITE 4700              900 THIRD AVENUE
        DENVER, COLORADO 80202                NEW YORK, NEW YORK 10022
            (303) 892-9400                         (212) 756-2000

                               ----------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS

               SUBJECT TO COMPLETION, DATED JANUARY 10, 1997

                                3,350,000 SHARES

                       JONES INTERNATIONAL NETWORKS, LTD.

                              CLASS A COMMON STOCK

                                  ----------

  All shares of Class A Common Stock offered hereby are being offered by Jones International Networks, Ltd. (the "Company"). Prior to this offering, there has been no public market for the Class A Common Stock of the Company. It is anticipated that the initial public offering price of the Class A Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Approximately $28.3 million of the $36.0 million net proceeds of this offering will be used to repay debt owed to affiliates of the Company. See "Use of Proceeds." The Company's Class A Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "JNET."

  Holders of Class A Common Stock are entitled to 1/20th of a vote per share and holders of Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Both classes vote together as a single class on all matters except that the holders of Class A Common Stock, voting separately as a class, are entitled to elect approximately 25% of the Company's directors, with the remainder of the directors being elected by the holders of Class B Common Stock, voting separately as a class. The shares of Class B Common Stock are not convertible into shares of Class A Common Stock. Holders of the Class A Common Stock will receive the same per share consideration (except with respect to voting rights) as the holders of the Class B Common Stock in any Company merger, reorganization or recapitalization. The Company will not support a tender offer or exchange offer unless the per share consideration (except with respect to voting rights) to both classes is the same. See "Description of Capital Stock" and "Risk Factors--Anti-Takeover Effects; Potential Unfavorable Treatment in Takeover." Immediately following the offering (assuming no exercise of the Underwriters' over-allotment option), Glenn R. Jones, the beneficial owner of all of the Class B Common Stock, will have approximately 89% of the combined voting power of the Company's total outstanding common stock. See "Principal Shareholder" and "Risk Factors--Voting Rights; Control by Principal Shareholder."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

                                  ----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...................................  $            $            $
Total(3).................................... $            $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information, including the Company's agreement to grant a warrant to purchase shares of the Class A Common Stock to M. Kane & Company, Inc. in consideration of certain financial advisory services provided to the Company.
(2) Before deducting expenses of the offering estimated at $1.4 million payable by the Company, which includes amounts payable to M. Kane & Company, Inc.
    in consideration of certain financial advisory services provided to the Company. See "Underwriting."
(3) The Company has granted an option to the Underwriters, exercisable within
    30 days of the date hereof, to purchase up to 502,500 additional shares of Class A Common Stock for the purpose of covering over-allotments, if any.
    If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

                                  ----------

  The shares of Class A Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to reject any order in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares will be made
against payment on or about      , 1997 at the office of Oppenheimer & Co.,
Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

OPPENHEIMER & CO., INC.
                               HAMBRECHT & QUIST
                                                         M. KANE & COMPANY, INC.

                The date of this Prospectus is       , 1997

  [The heading on this page is "Jones International Networks, Ltd." The page is divided into three sections. The first section is labeled "Radio Programming" which is placed above eleven color logotypes. Each logotype is the symbol of one of the Company's radio programs. The second section is labeled "Television Networks" and contains the color logotypes of the Company's two television networks. The third section is labeled "Distribution Facilities" and presents a color photograph of the Company's production facilities and satellite transmission antennae.]



                                     [ART]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the historical and pro forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless the context requires otherwise, references to the Company herein include Jones International Networks, Ltd. and its direct and indirect subsidiaries and references to Common Stock herein refer collectively to the Class A Common Stock and Class B Common Stock. In addition, unless the context requires otherwise, all information in this Prospectus, including numbers and percentages of the Company's Common Stock: (i) assumes that the Underwriters' overallotment option has not been exercised, (ii) reflects the 220-for-one stock split of the Class A Common Stock and Class B Common Stock and (iii) reflects the completion of each of the other transactions (collectively, the "Pre-Offering Transactions") described herein under "Prospectus Summary--Pre-Offering Transactions," which are to be effected immediately prior to the consummation of the offering. Investors should consider carefully the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  Jones International Networks, Ltd. (the "Company") creates, develops, acquires, produces and distributes programming to radio stations, cable television system operators and other video distributors. The Company: (i) provides radio programming to radio stations in exchange for advertising time that it resells to national advertisers, (ii) provides television programming to cable television system operators and other video distributors, (iii) sells advertising time on its two television networks and receives license fees for its country music television network and (iv) owns and operates its own playback, uplink and satellite transmission facilities that both distribute the Company's programming and are subleased to others for a fee.

  The Company was founded by Glenn R. Jones. Mr. Jones is the Chairman and Chief Executive Officer of Jones Intercable, Inc. ("Jones Intercable"), one of the top ten cable television multiple system operators ("MSOs") serving more than 1.4 million basic subscribers in 48 cable television systems in the United States. Mr. Jones has been instrumental in leading the Company's early growth and continues as its majority stockholder and chairman. Mr. Jones has been a leader in the cable television business for over 35 years and in 1994 he was inducted into the Broadcasting and Cable Hall of Fame.

  The Company launched its first 24-hour satellite delivered radio program in 1989 and now provides 11 radio programs to 1,228 radio station affiliates in the United States and Canada. Approximately 60 of these affiliates receive more than one program from the Company. The Company's nine 24-hour music programs include popular music formats such as country and adult contemporary. The Company also distributes one long-form country music countdown program and one short-form country music news program. The Company generally provides its radio programming to radio stations in exchange for advertising time that the Company resells to national advertisers. In some cases, the Company also charges radio stations a license fee for radio programming. The Company, directly and through a joint venture, also provides audio music and information programming for distribution via cable television systems and for other applications.

  The Company's television programming is distributed through two networks:
Product Information Network ("PIN") and Great American Country ("GAC"). The Product Information Network Venture (the "PIN Venture"), a joint venture among the Company, a subsidiary of Cox Communications, Inc. ("Cox") and Adelphia Communications Corporation ("Adelphia"), operates the PIN network, a 24-hour television network that airs long-form advertising generally known as "infomercials." The Company introduced the PIN network in October 1993 to capitalize on the rapidly growing infomercial industry. The PIN network airs informational programming from major advertisers that include Ford Motor Company, State Farm Insurance, Schering-Plough Corporation and Sony Corporation, among others. In addition, the PIN network airs traditional direct response infomercials. The PIN network is currently available to approximately
7.3 million subscribers through 168 cable systems. Approximately 2.3 million of these subscribers are located in 12 of the top 25 Designated Market Areas ("DMAs"). The GAC network is a 24-hour country music video network that was introduced in December 1995 to capitalize on the popularity of country music. The GAC network is currently available to approximately 0.9 million subscribers through 51 cable systems.

  The Company's satellite delivery and production support services provide reliable and efficient playback, trafficking, uplinking and satellite transmission services to the Company's networks. The Company believes that these distribution services allow it to have strict management and quality control over the distribution of its programming. The Company also sells its satellite delivery and production support services to certain related companies and to a third party. For the delivery of television programming, the Company has long-term leases for two transponders on strategically positioned satellites. Through the recent implementation of new digital compression technologies that are available to the Company for both of its leased satellite transponders, the Company has an increased amount of transponder capacity for its own television programming and for sublease to third party television networks. The Company also subleases space on other satellite transponders for delivery of its radio programming.

  To attract advertisers, radio and television media require programming that is appealing to listeners and viewers. Given radio's wide reach and relatively low advertising costs, it is one of the most cost-effective means to reach targeted demographic groups. The Company believes that most radio stations utilize some syndicated or network programming, similar to that provided by the Company, due to the talent, time and expense required to develop a full day of in-house programming. In addition, the Company believes infomercials provide television advertisers with a cost-effective medium through which to deliver sales messages, product introductions or demonstrations to a targeted audience. The Company believes that as the benefits of infomercial programming become more widely understood, the number of advertisers and the volume of infomercial programming will continue to grow. The Company's country music television network also participates in a growing media sector. According to industry sources, country music is one of America's most popular music formats and one of the fastest growing segments of the music industry in the United States. Finally, the Company also believes that there is growing market demand for satellite delivery and production support services, which the Company can provide, to distribute television programming via satellite.

  The Company's objective is to increase its revenue and operating cash flow by employing the following strategies: (i) creating, developing, acquiring, producing and distributing additional high-quality programming, (ii) increasing the distribution of its radio and television networks by expanding its marketing and sales activities directed at radio stations, MSOs and advertisers, (iii) acquiring and/or creating complementary businesses and (iv) capitalizing on its satellite delivery and production support facilities.

  The Company was incorporated as a Colorado corporation in 1993, and it is the successor to certain affiliated entities that previously conducted certain of its businesses. The Company's corporate offices are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

                              RECENT DEVELOPMENTS

  Effective August 15, 1996, the Company acquired its radio programming business through the purchase of all of the common stock of Jones Galactic Radio, Inc. ("Galactic Radio") from Jones Global Group, Inc. ("Global Group"), an affiliate of the Company, for a purchase price of $1.2 million in cash and a $16.0 million note payable to Global Group.

  Effective September 30, 1996, the Company acquired its playback, trafficking and uplinking facilities through the purchase of all of the common stock of Jones Earth Segment, Inc. ("Earth Segment") from Glenn R. Jones and Jones International, Ltd. ("Jones International"), affiliates of the Company, for 110,833 shares and 472,500 shares, respectively, of the Company's Class A Common Stock. As a result of this transaction, the Company assumed debt of approximately $6.6 million owed by Earth Segment to Jones Intercable that was incurred in connection with the construction of Earth Segment's facilities.

  These transactions have been treated as a reorganization of entities under common control (similar to a pooling of interests) and are included in the Company's historical and pro forma Consolidated Financial Statements for all periods presented in such statements. The Company intends to utilize a portion of the proceeds of this offering to repay the debt incurred and assumed in connection with the foregoing transactions. See "Use of Proceeds" and "Certain Relationships and Related Transactions."

                           PRE-OFFERING TRANSACTIONS

  PIN Venture Ownership Change. Since February 1995, the Company has owned 50% or less of the PIN Venture, the entity that owns and operates the PIN network. Immediately prior to the consummation of the offering, the Company will acquire from Adelphia an 8.35% equity interest in the PIN Venture in exchange for approximately 262,500 shares of the Company's Class A Common Stock. As a result of this transaction, the Company will own approximately 54% of the PIN Venture and, going forward, will be able to consolidate the operations of the PIN Venture for financial reporting purposes.

  Minority Interests in Jones Infomercial Networks and Great American Country. Also immediately prior to the consummation of the offering, the Company will acquire Glenn R. Jones' 19% equity interest in Jones Infomercial Networks, Inc., the subsidiary through which the Company has invested in the PIN Venture, and Mr. Jones' 19% equity interest in Great American Country, Inc., the subsidiary through which the Company operates the GAC network, in exchange for 333,333 shares of the Company's Class A Common Stock.

  Jones Space Segment Transaction. Also immediately prior to the consummation of the offering, the Company will acquire the satellite transponder leases and related subleases owned by Jones Space Segment, Inc. ("Space Segment"), an affiliate of the Company, in exchange for 416,667 shares of the Company's Class A Common Stock.

  The foregoing transactions are referred to collectively in this document as the "Pre-Offering Transactions" and are given effect in the Company's pro forma Consolidated Financial Statements presented elsewhere in this Prospectus.

                                  THE OFFERING

Class A Common Stock
 offered by the Company:....  3,350,000 shares

Common Stock to be
 outstanding after the
 offering:

 Class A Common Stock......   6,330,953 shares
 Class B Common Stock......   1,385,120 shares
                              ---------
  Total...................
                              7,716,073 shares(1)
                              ---------
                              ---------

Use of proceeds.............  The Company intends to use the net proceeds from the offering as follows: (i) approximately $16.0 million to repay the debt incurred in connection with the acquisition of the Company's radio network business, (ii) approximately $6.6 million to repay the debt assumed in connection with the acquisition of the Company's satellite services facilities, (iii) approximately $5.7 million to repay affiliate advances and (iv) approximately $7.7 million for general corporate purposes, including working capital and the acquisition and/or creation of complementary businesses. See "Use of Proceeds."

Voting rights...............  Holders of Class A Common Stock are entitled to
                              1/20th of a vote per share and holders of Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Both classes vote together as a single class on all matters not requiring a class vote. The holders of Class A Common Stock, voting separately as a class, are entitled to elect approximately 25% of the Company's directors, with the remainder of the directors being elected by the holders of Class B Common Stock, voting separately as a class. The shares of Class B Common Stock are not convertible into shares of Class A Common Stock. See "Description of Capital Stock." Immediately following the offering, Glenn
                              R. Jones, the beneficial owner of the Class B Common Stock, will have approximately 89% of the combined voting power of the Company's outstanding Common Stock. See "Principal Shareholder" and "Risk Factors--Voting Rights; Control by Principal Shareholder,--Anti-Takeover Effects; Potential Unfavorable Treatment in Takeover, --Conflicts of Interest; Transactions with and Reliance on Affiliates."


Nasdaq National Market
 symbol................       JNET
--------

(1) Excludes: (i) 630,000 shares of Class A Common Stock reserved for issuance pursuant to the Company's Stock Option Plan, none of which were subject to outstanding options as of January 10, 1997 and (ii) 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price. See "Management--Stock Option Plan" and "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                            NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                               ---------------------------  ------------------
                                1993      1994      1995      1995      1996
                               -------  --------  --------  --------  --------
                                   (IN THOUSANDS, EXCEPT PER SHARE AND
                                             AFFILIATE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue...................... $ 5,222  $  6,572  $  9,683  $  7,053  $  9,074
 Operating expense............   6,112     8,533    10,683     7,753    10,199
 Operating loss...............    (890)   (1,961)   (1,000)     (700)   (1,125)
 Net loss before taxes and
  minority interests..........    (782)   (1,743)   (1,720)   (1,144)   (1,177)
 Net loss.....................    (828)   (1,657)   (1,382)     (902)     (793)
 Net loss per common
  share(1).................... $  (.25) $   (.49) $   (.41) $   (.27) $   (.24)
 Weighted average number of
  common shares outstanding...   3,354     3,354     3,354     3,354     3,354
OTHER DATA:
 Cash Flows Provided By (Used
  In) Operating Activities.... $ 2,938  $ (6,933) $   (347) $   (990) $    453
 Cash Flows Provided By (Used
  In) Investing Activities.... (4,384)    (1,271)   (1,698)   (1,056)   (1,796)
 Cash Flows Provided By (Used
  In) Financing Activities....   1,444     8,266     1,987     1,987     1,341
 EBITDA(2)....................    (345)   (1,349)       --        89       491
 Radio station average quarter
  hour audience(3)(4).........     516       670       765       764     1,070
 Radio station affiliates(4)..     718       925       929       949     1,212
 PIN network subscribers(4)...     275     1,489     4,825     4,303     7,260
 GAC network subscribers(4)...      --        --        14        --       896

                                                           SEPTEMBER 30, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(5)
                                                         -------  --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash................................................... $     3     $ 10,249
 Working capital........................................  (1,641)      11,787
 Total assets...........................................  12,592       22,838
 Long-term debt and capital lease obligation............  22,562            7
 Total shareholders' investment......................... (14,014)      21,968

--------

(1) For the year ended December 31, 1995 and the nine months ended September 30, 1996 the net loss per common share would have been $(.22) and $(.10), respectively, had it been calculated to give effect to: (i) the use of approximately $6.6 million and $22.6 million of the offering to repay debt (and the related increase of approximately 546,000 and 768,000 in the number of weighted average common shares outstanding) and (ii) the exclusion of the corresponding interest expense related to such debt of approximately $670,000 and $628,000, and net of income taxes of approximately $137,000 and $240,000, respectively.

(2) EBITDA is earnings before interest income (expense), provision for income taxes, depreciation and amortization. EBITDA is not a recognized measure of performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for net income, cash flows provided by (used in) operating, investing or financing activities and other income and cash flow statement data prepared in accordance with GAAP, or as a measure of liquidity or profitability.

(3) Average quarter hour audience ("AQH") represents the average audience (persons age 12 or older) listening to radio stations broadcasting the Company's 24-hour radio programming during any 15-minute period from 6 am - 7 pm, Monday through Friday, as measured by the Arbitron rating service. Radio advertising is generally sold on the basis of the total listening audience as quantified by the AQH.

(4) Represents amounts at the end of the periods indicated. The GAC network was launched in December 1995.

(5) Adjusted to give effect to the sale of 3,350,000 shares of Class A Common Stock offered by the Company hereby, at an assumed offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom (as if the offering and the application of the net proceeds therefrom had occurred on September 30, 1996). See "Use of Proceeds."

                 PRO FORMA SUMMARY CONSOLIDATED FINANCIAL DATA

   The following table gives effect to the Pre-Offering Transactions as if they had occurred at the beginning of the period indicated for Statement of Operations Data and at September 30, 1996 for Balance Sheet Data. See "Prospectus Summary--Pre-Offering Transactions."

                                                    NINE MONTHS ENDED
                         YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                         -------------------------  ------------------
                          1993     1994     1995      1995      1996
                         -------  -------  -------  --------  --------
                           (IN THOUSANDS, EXCEPT PER SHARE AND AFFILIATE
                                               DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $11,221  $11,292  $16,491  $ 12,003  $ 16,634
 Operating expense......   9,648   10,811   15,661    11,356    15,061
 Operating income.......   1,573      481      798       625     1,546
 Net loss before taxes
  and minority
  interests.............  (1,777)  (2,692)  (3,030)   (2,139)   (1,321)
 Net loss...............  (1,572)  (2,303)  (2,343)   (1,633)   (1,134)
 Net loss per common
  share(1).............. $  (.38) $  (.56) $  (.54) $   (.37) $   (.26)
 Weighted average number
  of common shares
  outstanding...........   4,104    4,104    4,366     4,366     4,366
OTHER DATA:
 Cash Flows Provided By
  (Used In) Operating
  Activities............ $ 3,542  $(6,164) $ 2,957  $  1,792  $  1,644
 Cash Flows Provided By
  (Used In) Investing
  Activities............  (4,384)  (1,271)  (4,669)   (4,142)   (1,796)
 Cash Flows Provided By
  (Used In) Financing
  Activities............   1,331    7,426    1,028     1,136       214
 EBITDA(2)..............   5,086    3,996    5,402     4,141     4,862
 Radio station average
  quarter hour
  audience(3)(4)........     516      670      765       764     1,070
 Radio station
  affiliates(4).........     718      925      929       949     1,212
 PIN network
  subscribers(4)........     275    1,489    4,825     4,303     7,260
 GAC network
  subscribers(4)........      --       --       14        --       896

                                                           SEPTEMBER 30, 1996
                                                        ------------------------
                                                                    PRO FORMA,
                                                        PRO FORMA AS ADJUSTED(5)
                                                        --------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash..................................................  $    84     $ 10,330
 Working capital.......................................   (1,026)      12,402
 Total assets..........................................   40,207       49,753
 Long-term debt and capital lease obligation...........   53,689       31,134
 Total shareholders' investment........................  (18,990)      16,992

--------

(1) For the year ended December 31, 1995 and the nine months ended September 30, 1996 the net loss per common share would have been $(.37) and $(.15), respectively, had it been calculated to give effect to: (i) the use of approximately $6.6 million and $22.6 million of the offering to repay debt (and the related increase of approximately 546,000 and 768,000 in the number of weighted average common shares outstanding) and (ii) the exclusion of the corresponding interest expense related to such debt of approximately $670,000 and $628,000, and net of income taxes of approximately 137,000 and 240,000, respectively.

(2) EBITDA is earnings before interest income (expense), provision for income taxes, depreciation and amortization. EBITDA is not a recognized measure of performance under GAAP and should not be considered in isolation or as a substitute for net income, cash flows provided by (used in) operating, investing or financing activities and other income and cash flow statement data prepared in accordance with GAAP, or as a measure of liquidity or profitability.

(3) AQH represents the average audience (persons age 12 or older) listening to radio stations broadcasting the Company's 24-hour radio programming during any 15-minute period from 6 am - 7 pm, Monday through Friday, as measured by the Arbitron rating service. Radio advertising is generally sold on the basis of the total listening audience as quantified by the AQH.

(4) Represents amounts at the end of the periods indicated. The GAC network was launched in December 1995.

(5) Adjusted to give effect to the sale of 3,350,000 shares of Class A Common Stock offered by the Company hereby, at an assumed offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom (as if the offering and the application of the net proceeds therefrom had occurred on September 30, 1996). See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus, in evaluating an investment in the Class A Common Stock offered hereby. This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as elsewhere in the Prospectus. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

HISTORY OF NET LOSSES; EXPECTED FUTURE NET LOSSES

  The Company has sustained net losses of $0.8 million, $1.7 million, $1.4 million and $0.8 million, and operating losses of $0.9 million, $2.0 million, $1.0 million and $1.1 million, for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. The net losses have resulted in an accumulated deficit of $14.0 million as of September 30, 1996. Such net losses and accumulated deficit are generally greater on a pro forma basis. There can be no assurance that the Company will ever generate net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON AFFILIATES FOR FINANCING; RISKS OF INABILITY TO OBTAIN ADDITIONAL FINANCING

  The Company's cash flow provided by (used in) operating activities was $2.9 million, $(6.9) million, $(0.3) million and $(0.5) million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. The Company has relied on advances and loans from Jones International and related companies to fund a portion of its cash needs. Jones International and such related companies are under no obligation to provide, nor does the Company expect them to provide, additional financial assistance to the Company subsequent to the consummation of this offering. Although the Company believes that the net proceeds of this offering, together with its cash flow from operations and the credit facility it is currently negotiating, will be sufficient to satisfy the Company's capital requirements through at least December 31, 1997, there can be no assurance to such effect or that the Company will be able to meet its longer term capital requirements. The Company is negotiating a commitment from a commercial bank for a $25 million revolving credit facility (subject to the Company's attainment of certain financial ratios). Upon the consummation of this offering, the Company anticipates being limited to less than $4 million of available borrowings pursuant to these financial ratios. There can be no assurance, however, that the Company will be able to negotiate a final agreement for the credit facility, achieve or maintain the financial ratios necessary to enable it to borrow under the credit facility, or obtain any other sources of financing on acceptable terms, if at all. In addition, future equity financing could have a dilutive effect on the Company's then existing shareholders. If the Company is unable to obtain financing on acceptable terms in the future, it could suffer a material adverse effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS ASSOCIATED WITH DISTRIBUTION OF TELEVISION PROGRAMMING

  The Company's business is dependent in part upon the distribution of the PIN and GAC networks through cable television systems and other video distributors. In terms of cable distribution, the PIN and GAC networks compete for a limited number of available cable channels with a large number of well-established programmers supplying a variety of alternative programming, including entertainment, sports, news, public affairs and educational programming. In addition, cable programming distribution is controlled by MSOs, some of which are affiliated with competing program providers. Also, sales of cable systems by MSOs that have affiliation agreements with the Company could result in a loss of subscribers to the Company's television networks if the new cable system owners do not retain the Company's programming. Because advertising revenue generated by the PIN and GAC networks is a function of distribution, the Company's success in the distribution of its television programming will directly affect the amount of advertising revenue generated by the Company's television networks. If the Company is unable to maintain or increase the distribution of the PIN and/or GAC networks, it could suffer a material adverse effect.

RELIANCE ON AFFILIATED PARTIES FOR DISTRIBUTION OF TELEVISION PROGRAMMING

  A significant portion of the PIN network's distribution is on cable systems owned and/or managed by affiliates of the PIN Venture's three partners. While the PIN Venture has entered into affiliation agreements with a number of the largest MSOs in the United States, as well as with a number of small MSOs, carriage on each of the systems operated by an MSO is not guaranteed by such agreements and, in many cases, these agreements do not guarantee the distribution of the PIN network's programming for 24 hours per day. In additon, the GAC network, which was launched in December 1995, is distributed primarily on cable television systems owned or managed by Jones Intercable, an affiliate of the Company. Under the terms of this affiliation agreement, the license fees paid by Jones Intercable may be reduced in March 1997 if the GAC network has not entered into an affiliation agreement by that date with another MSO with at least 400,000 basic subscribers on terms, including license fees, comparable to those between the GAC network and Jones Intercable. There can be no assurance that the Company will be able to meet this criteria and accordingly, that the license fees paid by Jones Intercable will not be reduced in March 1997. The Company's expansion plans for the PIN and GAC networks are dependent, in part, upon its ability to enter into affiliation agreements with additional MSOs and other video programming distributors and to renew existing affiliation agreements with current MSOs when such agreements expire. There can be no assurance that the Company will be able to successfully negotiate affiliation agreements with any current or new MSO or other video programming distributor.

RISKS ASSOCIATED WITH ACQUISITION AND DISTRIBUTION OF RADIO PROGRAMMING

  The Company's ability to maintain and increase the distribution of its radio networks and to increase the audience for its radio programming is dependent upon, among other factors, its ability to assess consumer preferences accurately, its ability to develop, acquire and distribute radio programming that is attractive to radio listeners, and the amount of radio programming produced in-house by radio stations. The Company acquires certain of its radio programming from third party programmers pursuant to license agreements that provide that the third party programmers bear the costs incurred in developing and producing the programming. These license agreements are typically for a term of three to five years. The Company does not generally retain the rights to the programming upon the termination of these license agreements. There can be no assurance that the Company will be able to continue to develop or acquire radio programming on acceptable terms that will be desirable to its targeted markets. There can similarly be no assurance that the Company will be able to enter into new affiliation agreements, or maintain its existing affiliation agreements, with radio stations.

DEPENDENCE ON ADVERTISING REVENUE

  The Company is heavily dependent on advertising revenue. For the nine months ended September 30, 1996, advertising revenue comprised 53% of the Company's total revenue. Attracting advertisers is dependent upon the Company's ability to demonstrate that its networks are able to deliver the type and quantity of radio listeners and television viewers that such advertisers seek to target with their advertising. The Company's success in this endeavor will be affected by a number of factors, including, among others, the Company's ability to expand the distribution of its networks, to deliver high quality, entertaining programming that is appealing to additional listeners and viewers and to increase awareness of its networks and measure the type and quantity of radio listeners and television viewers tuned to its networks. There can be no assurance that the Company will be successful in this endeavor.

  The Company's advertising revenue and operating results also may be adversely affected by economic downturns. Such economic downturns, if prolonged, might have an adverse impact on radio and television advertising and on the Company's financial condition and results of operations. In addition, advertising revenue may be impacted by many other factors beyond the Company's control, including, but not limited to: (i) the amount of funds that advertisers dedicate to radio and television advertising in general and to the Company's networks in particular, (ii) the popularity of programming and ratings achieved by third party radio station affiliates that broadcast the Company's radio programming or utilize its services, (iii) the number of advertisers who seek audiences within the demographic groups to which the Company's networks target programming, (iv) competition within national and regional markets from other media and (v) regulatory restrictions on advertising (e.g., beer, wine, liquor or cigarette advertising). There can be no assurance that the Company will be able to maintain its existing advertisers or attract additional advertisers in the future. The Company could suffer a material adverse effect if it is unable to maintain or increase its advertising revenue.

DEPENDENCE ON ADVERTISING RELATIONSHIPS

  The Company's radio network advertising revenue is highly dependent on the efforts of its national advertising representation firm, Media America, Inc. ("Media America"). For the nine months ended September 30, 1996, 96% of the Company's radio advertising revenue was derived from sales made through Media America. The Company contracts with Media America for the sale of advertising on its 24-hour radio formats and the Crook & Chase Country CountDown program pursuant to agreements that expire in May 1998 and January 1997, respectively. In addition, the Company contracts with Media America for the majority of the GAC network's advertising sales pursuant to a contract that expires in December 1998. There can be no assurance that Media America will continue to be able to sell advertising time on the Company's networks. Nor can there be any assurance that the Company will be able to renew its contracts with Media America, or obtain a suitable replacement, on acceptable terms.

  The Company's television network advertising revenue is highly dependent on its relationships with National Media Group ("National Media") and Consumer Resource Network ("CRN"). The Company sells large blocks of airtime on the PIN network to National Media and CRN. For the nine months ended September 30, 1996, 59% of the Company's television advertising revenue was derived from sales of airtime to these firms. The rates per one-half hour of airtime that CRN and National Media pay to the PIN network fluctuate based on, among other things, the number of subscribers to the PIN network. The Company's contracts with National Media and CRN expire in April 1997 and December 1997, respectively. The Company believes that National Media and CRN may consider launching their own infomercial networks in the future. There can be no assurance that National Media and CRN will continue, maintain or increase the amount of airtime purchased on the PIN network. Nor can there be any assurance that the Company will be able to renew its contracts with these firms, or obtain suitable replacements, on acceptable terms.

  The termination of the Company's relationships with Media America, National Media or CRN could have a material adverse effect on the Company.

INABILITY TO SUSTAIN OR MANAGE GROWTH

  The Company's revenue has grown in recent years primarily as a result of increased advertising and licensing revenue generated by its programming networks. The Company's ability to maintain its growth will depend on a number of factors, many of which are beyond the Company's control, including maintaining and expanding distribution of the PIN and GAC networks, both through MSOs, as well as through alternative distribution systems such as direct broadcast satellite services ("DBS"), multi-system, multi-point distribution services ("MMDS") and video distribution systems being established by various telecommunications companies; maintaining and expanding distribution of its radio networks; developing and acquiring additional programming for the Company's radio networks that is consistent with listener preferences; and attracting and maintaining advertisers that are willing to pay competitive rates. In addition, the Company is subject to a variety of business risks generally associated with growing companies. Future growth and expansion could place significant strain on the Company's management personnel and likely will require the Company to recruit additional management personnel. As part of its business strategy, the Company will consider acquiring and/or creating complementary businesses. The success of this strategy depends not only upon the Company's ability to identify and acquire suitable businesses, but also upon its ability to integrate acquired businesses into its organization effectively and to retain and motivate key personnel of acquired businesses. In addition, the Company may face competition from other companies for acquisition candidates. There can be no assurance that the Company will be able to manage its expanding operations effectively, that it will be able to maintain or accelerate its growth or that such growth, if achieved, will result in profitable operations, that it will be able to attract and retain sufficient management personnel necessary for continued growth, or that it will be able to successfully make strategic investments or acquisitions. The failure to accomplish any of the foregoing could have a material adverse effect on the Company.

RISKS ASSOCIATED WITH SUBSTANTIAL LEVERAGE

  The Company has historically been highly leveraged. Although a substantial portion of the proceeds of the offering will be used to repay debt owed to affiliates and will reduce the Company's leverage, the Company will remain highly leveraged after such repayment. On a pro forma basis, and after giving effect to the offering and the use of proceeds therefrom, the Company would have had total long-term indebtedness of approximately $31.1 million and a ratio of long-term indebtedness to total capitalization of 65% as of September 30, 1996 (as if the offering and the use of proceeds took place on that date). The Company's long-term debt will consist almost entirely of capitalized lease obligations acquired in the Jones Space Segment transaction. See "Prospectus Summary--Pre-Offering Transactions". The degree to which the Company is leveraged will restrict the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and will require the Company to dedicate a significant portion of the Company's cash flow from operations to payments under its capitalized lease obligations. The Company would suffer a material adverse effect if it were unable to meet its capitalized lease obligations.

DEPENDENCE UPON KEY PERSONNEL

  The Company is dependent on the efforts and abilities of its senior management, including those of Glenn R. Jones, its Chairman of the Board, Gregory J. Liptak, its President, Jay B. Lewis, its Group Vice President/Chief Financial Officer and Eric Hauenstein, the Vice President/General Manager of its radio networks. The Company does not have employment agreements with, and does not carry key life insurance on, any of its employees. The loss or interruption of the services of key members of management could have a material adverse effect on the Company. In addition, the Company's success depends in part upon its ability to attract and retain talented writers, performers and other creative personnel. Although the Company believes that its relations with its creative personnel are good and that it will continue to be successful in attracting and retaining qualified creative personnel, there can be no assurance that the Company will be able to continue to do so. See "Business --Associates and Others" and "Management."

RISKS ASSOCIATED WITH THE PIN VENTURE

  The PIN network is operated by the PIN Venture, a joint venture among the Company, Cox and Adelphia. The Company has a majority-ownership interest in the PIN Venture and manages the day-to-day operations of the PIN Venture. The other venture partners, however, have certain voting rights with respect to major decisions concerning the venture. In addition, the PIN Venture may in the future issue equity to its existing partners or new partners which would dilute the Company's interest in the PIN Venture and could result in the venture's operations no longer being consolidated for financial reporting purposes. If, for any reason, the Company is unable to consolidate the PIN Venture's results of operations, the presentation of the Company's financial statements would change because the PIN Venture's revenue and operating income, if any, would not be included in the Company's consolidated revenue and operating income. As a result, the market price for the Class A Common Stock could decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pre-Offering Transactions and Stock Split" and "Business--Television Programming Networks--The PIN Venture Agreement."

RISKS ASSOCIATED WITH SATELLITE DELIVERY AND PRODUCTION SUPPORT SERVICES; TRANSPONDER LEASES

  The Company delivers its television programming through its own satellite delivery and production support facilities, and subleases transponder space from third parties to deliver its radio programming. The Company also earns revenue by providing satellite delivery and production support services to the Company's affiliates and a third party. The Company's satellite delivery and production support services cause the Company to incur substantial ongoing fixed costs, particularly the cost of leasing satellite transponders, and, therefore, the Company must generate significant revenue from these services in order to generate net income from these services. In addition, on a pro forma basis, 53% of this revenue for the nine months ended September 30, 1996 was derived from lease payments by affiliates of the Company. There can be no assurance that the Company will be able to maintain or increase its revenue from these services.

  The Company's satellite transponder agreements provide various protections to the Company in the event of satellite failure and the transponders are not subject to preemption by third parties in most instances. Although these agreements provide that the lessor will place the Company's programming on a replacement satellite, there can be no assurance that this would occur. There are a limited number of domestic communications satellites available for the transmission of cable television programming to cable system operators. The availability of transponders in the future is dependent on a number of factors over which the Company has no control. These factors include, primarily, the limited availability of desirable orbital slots for commercial communications satellites, the successful launches of additional commercial communications satellites by third parties and competition and demand for transponder leases on existing and new satellites. If satellite transmission were interrupted or terminated due to the failure or unavailability of a transponder, such interruption or termination could have a material adverse effect on the Company. See "Business--Satellite Delivery and Production Support Services."

COMPETITION

  Competition in the radio programming market is intense. The Company's radio networks compete for both advertising dollars and radio station affiliates with four major network radio distribution companies in the U.S., as well as with a larger number of smaller independent producers and distributors. In addition, the three largest competitors in the industry are affiliated with major station owners, have recognized brand names and have large networks which include affiliates to which such competitors pay compensation to broadcast the network's commercials. There can be no assurance that the Company will be able to compete successfully for radio advertising revenue.

  Radio networks also face competition from improving technologies available to local radio stations that may enable them to pre-record their local announcers and automate their operations, thereby allowing them to reduce costs and operate more efficiently. Another potential technological advance, Digital Audio Radio Service ("DARS"), may permit national radio stations to broadcast digital quality radio programming nationwide to homes, automobiles and other locations via satellite. The Company cannot predict what effect the potential future development of digital automation or DARS will have on the radio industry or the Company.

  Competition in the television programming market is also intense. The Company's television networks compete for distribution on cable systems, for viewers and for advertising revenue with hundreds of cable and broadcast television networks supplying a variety of infomercial and entertainment programming. The PIN network competes directly with at least three other infomercial networks and believes that new infomercial networks are currently being planned or formed that also will compete directly with the PIN network. The PIN network also competes with at least 30 cable television networks, many of which have a substantial number of viewers, that air infomercial programming. The Company expects to encounter additional competition for viewers as the implementation of technological advances, including the deployment of digital compression technology, the deployment of fiber optic cable and the "multiplexing" of cable services, allow cable systems to greatly expand their channel capacity and, as a result, their ability to add new networks. There can be no assurance that the infomercial concept will continue to be acceptable to advertisers and consumers or that it will be able to compete against other forms of advertising. The GAC network has one principal direct competitor, a network that distributes its programming to approximately half of the cable television subscribers in the United States. There can be no assurance that the Company will be able to expand the distribution of its television networks or compete successfully against the other networks.

  The Company competes in the delivery of domestic satellite services with microwave carriers, satellite service providers and full service teleports, many of which have substantially greater financial and other resources than the Company.

  As there are generally few barriers to entry into the Company's markets, the Company could in the future face competition from new competitors offering services similar to those of the Company. The Company's radio and television networks also compete with other forms of media for advertising dollars, such as broadcast television, print, outdoor and other media. Many of the Company's competitors have greater resources than the Company and there can be no assurance that the Company will be able to compete successfully in the future. If the Company is unable to compete successfully for distribution of its networks and advertising revenue, it could suffer a material adverse effect. See "Business--Competition."

VOTING RIGHTS; CONTROL BY PRINCIPAL SHAREHOLDER

  Holders of Class A Common Stock have limited voting rights. Holders of Class A Common Stock are entitled to 1/20th of a vote per share, and holders of Class B Common Stock are entitled to one vote per share, on all matters submitted to a vote of shareholders. Both classes vote together as a single class on all matters not requiring a class vote. The holders of Class A Common Stock, voting separately as a class, are entitled to elect approximately 25% of the Company's directors, with the remainder of the directors being elected by the holder of Class B Common Stock, voting separately as a class. The shares of Class B Common Stock are not convertible into shares of Class A Common Stock. See "Description of Capital Stock." Thus, the holder of the Class B Common Stock will have the power to control all matters requiring shareholder approval. Following the completion of this offering, Glenn R. Jones will beneficially own 100% of the voting power of the outstanding Class B Common Stock and 89% of the total voting power of the outstanding Class A Common Stock and Class B Common Stock combined. See "Certain Relationships and Related Transactions," "Principal Shareholder" and "Description of Capital Stock."

ANTI-TAKEOVER EFFECTS; POTENTIAL UNFAVORABLE TREATMENT IN TAKEOVER

  The voting control by the holders of the Class B Common Stock and certain provisions of the Company's articles of incorporation may be deemed to have certain anti-takeover effects. This voting control may have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, impeding the ability of the shareholders to replace management even if factors warrant such a change and affecting the price that investors might be willing to pay in the future for shares of the Company's Class A Common Stock. Under the Company's articles of incorporation, a majority of the directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of Directors. A majority vote of the Common Stock will be required to alter, amend or repeal the foregoing provisions. This provision for filling vacancies on the Board of Directors may discourage a third party from attempting to gain control of the Company and may maintain the incumbency of the Board of Directors. In addition, the holders of the Class B Common Stock may also arrange or approve an acquisition of voting control of the Company that is favorable to them and does not involve the holders of Class A Common Stock. See "Principal Shareholder" and "Description of Capital Stock."

CONFLICTS OF INTEREST; TRANSACTIONS WITH AND RELIANCE ON AFFILIATES

  The Company has engaged in and expects to continue to engage in certain transactions with its affiliates. To date, these transactions have involved primarily loans and advances to the Company, affiliation agreements for the distribution of the Company's television programming, leasing of the Company's satellite and production support services, lease agreements and service agreements related to certain technical, computer and administrative services provided to the Company. For the nine months ended September 30, 1996, approximately $3.4 million, or 20%, of the Company's pro forma total revenue and approximately $3.7 million, or 25%, of its pro forma total expenses involved related party transactions. While Mr. Liptak and Mr. Lewis will devote all of their time to the Company's business, certain of the Company's other officers and directors are also officers and directors of the Company's affiliates and will devote substantial amounts of their time to these affiliates. Because certain officers and directors of the Company are also officers and directors of such affiliates, the terms of any distribution, programming, production, lease or other agreements between the Company and such affiliates are not and will not be the result of arm's-length negotiations. Although the Company has adopted a policy that requires any new material related party transaction to be approved by a majority of the disinterested members of the Board of Directors (the "Board"), there can be no assurance that the terms of any transactions between the Company and its related companies have been or will be as favorable as the Company could obtain from unrelated parties. See "--Dependence upon Key Personnel" and "Certain Relationships and Related Transactions."

SEASONALITY

  Advertising revenue in the radio and television industries fluctuates due to seasonality in such industries. The Company believes that radio network revenue is typically lowest in the first quarter and television network revenue is typically lowest in the third quarter. Other than the fees paid by the Company to third parties for certain of its radio programming and the fees paid in connection with the distribution of the PIN network, the Company's costs have not varied significantly with respect to the seasonal fluctuation of revenue. In the future, the Company's results of operations may fluctuate from quarter to quarter. See "--Absence of Prior Public Market; Determination of Offering Price; Possible Volatility of Stock Price," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BROAD DISCRETION AS TO USE OF PROCEEDS AFTER REPAYMENT OF DEBT

  The Company intends to use the portion of the net proceeds of the offering remaining after the repayment of debt owed to affiliates for general corporate purposes, including the possible acquisition or creation of complementary businesses. The Company has not entered into any acquisition agreement and has not yet determined the particular means by which it will seek to expand its business through acquisitions. As a result, a portion of the net proceeds will be available for items that are not yet identified and the Company will have broad discretion with respect to the application of such proceeds. See "Use of Proceeds."

INTELLECTUAL PROPERTY

  The Company regards its original programming as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, nondisclosure agreements and other methods to protect its proprietary rights. If substantial unauthorized use of the Company's programming were to occur, the Company's business and results of operations could be negatively affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar program content and distribution methods. In addition, there can be no assurance that third parties will not claim that the Company's current or future programming infringes on the proprietary rights of others. A rights infringement claim against the Company could have a material adverse effect on the Company.

GOVERNMENT REGULATION

  Although the Company's radio and television networks are not generally directly regulated by the Federal Communications Commission ("FCC"), the radio stations, cable television systems and other video distributors to which the Company sells its programming are regulated. As a result, the federal laws and FCC regulations that affect these entities indirectly affect the Company.

  The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC. Among other things, the FCC adopts and implements regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and has the power to impose penalties for violations of its rules or federal statutes. Such regulation may adversely affect the Company's business. The Telecommunications Act of 1996 (the "Telecom Act") is significantly changing the radio broadcast industry by repealing national limits on the number of radio stations that may be owned by one entity and by relaxing the common ownership rules in a single market. These measures have led to greater radio industry consolidation. The effects of the Telecom Act on the broadcasting industry and thus on the Company's radio networks are uncertain, and there can be no assurance that it will not negatively impact the Company's operations in the future. There can be no assurance that material adverse changes in regulations affecting the radio industry, in general, or the Company, in particular, will not occur in the future.

  The cable television industry is subject to extensive federal, state and local regulation. Regulation can take the form of rate controls, programming carriage requirements and programming content restrictions. Such regulation could affect the availability of time on local cable television systems for sale by the Company as well as the price at which such time is available. There can be no assurance that material adverse changes in regulations affecting the cable television industry, in general, or the Company, in particular, will not occur in the future.

  The Company's satellite delivery and production support services are directly regulated by the FCC. The Company holds FCC microwave and earth station uplink licenses that it utilizes to provide delivery and support services. Because the licenses held by the Company relate primarily to the technical operation of its microwave and uplink facilities, which are used for internal purposes and program delivery, the Company believes that there are limited regulatory burdens associated with maintaining these licenses in good standing. There can be no assurance, however, that the Company will be able to maintain these licenses or that additional regulatory burdens will not be imposed upon the Company in the future. See "Business--Government Regulation."

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

 Prior to the offering, there has been no public market for the Class A Common Stock and there can be no assurance that an active public market will develop or continue after the offering. The initial public offering price of the Class A Common Stock was determined through negotiations between the Company and representatives of the Underwriters and there can be no assurance that the Class A Common Stock will not trade at a price less than the offering price. See "Underwriting." The securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Class A Common Stock. In addition, the Company's quarterly and annual results of operations are affected by a wide variety of factors, many of which are outside the Company's control, which could have a material adverse effect on the Company and the market price of the Class A Common Stock. These factors include the timing and volume of advertising on the Company's radio networks and television networks, the number and the size of the radio stations that carry the Company's radio programming, the number and the size of cable systems and other video distributors that carry the PIN and GAC networks, and general economic conditions. Further, it is possible that in the future the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Class A Common Stock could be materially adversely affected. In addition, if for any reason the Company is unable to consolidate the PIN Venture's results of operations, the presentation of the Company's financial statements would change because the PIN Venture's revenue and operating income, if any, would not be included in the Company's consolidated revenue and operating income. As a result, the market price for the Class A Common Stock could decline.

SHARES ELIGIBLE FOR FUTURE SALE

  The market price for the Class A Common Stock could be adversely affected by the availability of shares of Class A Common Stock for sale or actual sales of substantial amounts of Class A Common Stock by existing or future shareholders. Upon completion of the offering, the 3,350,000 shares of Class A Common Stock sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, by persons other than "affiliates" of the Company. The remaining 2,980,953 shares of Class A Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. The Company and its current shareholders, directors and executive officers have agreed that for a period of 180 days from the date of this prospectus, that they will not offer to sell, sell, contract to sell, pledge or otherwise dispose of any shares of Class A Common Stock without the prior written consent of Oppenheimer & Co., Inc. Following the expiration of such lock-up agreements, 2,980,953 shares of Class A Common Stock will become available for resale in the public market, subject to the volume limitations, holding period and other restrictions of Rule 144. Additionally, as of January 10, 1997, 630,000 shares of Class A Common Stock have been reserved for issuance under the Company's Stock Option Plan, none of which were subject to outstanding options as of that date. The Company anticipates granting stock options to certain of its officers and employees prior to the completion of this offering at the initial public offering price. See "Management." The Company has also, in connection with this offering, agreed to grant a warrant to M. Kane & Company, Inc. (the "MKC Warrant") to purchase 13,958 shares (16,052 shares if the Underwriters' overallotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price of the Class A Common Stock, together with certain registration rights relating to such shares. In addition, the Company has granted certain registration rights to Adelphia relating to approximately 262,500 shares of Class A Common Stock that it issued to Adelphia in exchange for an 8.35% equity interest in the PIN Venture. Future sales of shares of Class A Common Stock, or the perception that such sales could occur, could have an adverse effect on the market price of the Company's Class A Common Stock. See "--Absence of Prior Public Market; Determination of Offering Price; Possible Volatility of Stock Price," "Prospectus Summary--Pre-Offering Transactions," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION; ABSENCE OF PAYMENTS OF CASH DIVIDENDS

  Purchasers of the Class A Common Stock will experience immediate and substantial dilution, on a pro forma basis, of $10.20 (at an assumed offering price of $12.00 per share) in net tangible book value per share. Also, the Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the future. See "Dilution" and "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,350,000 shares of Class A Common Stock offered hereby, assuming an initial offering price of $12.00 per share, are estimated to be approximately $36.0 million ($41.5 million if the Underwriters' overallotment option is exercised in full) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company intends to use the net proceeds from the offering as follows:
(i) approximately $16.0 million to repay debt owed to Global Group, which is due December 31, 2003 and bears interest at 8.25% per annum, (ii) approximately $6.6 million to repay debt owed to Jones Intercable, which is due December 19, 1999 and bears interest at the prime rate plus 1% (which totalled approximately 9.25% as of September 30, 1996), (iii) approximately $5.7 million to repay advances owed to Jones International (the expected approximate balance of such advances on the date of repayment), which have no fixed maturity date and bear interest at the prime rate plus 2% (which totalled approximately 10.25% as of September 30, 1996) and (iv) approximately $7.7 million for general corporate purposes, including working capital and the acquisition and/or creation of complementary businesses. The Company is not currently engaged in any negotiations concerning such acquisitions. Pending such uses, the Company intends to invest the net proceeds from the offering in investment-grade, short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

  The Company has never declared or paid a cash dividend on its Common Stock. The Company intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company is currently negotiating a credit agreement that will restrict the Company's ability to pay dividends. The declaration and payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations and capital requirements, terms of future credit agreements or other agreements and such other factors as the Board of Directors deems relevant. Holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in dividends (whether paid in cash, property or shares of the Company), if declared by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth, as of September 30, 1996, the actual capitalization of the Company, the pro forma capitalization of the Company to reflect the Pre-Offering Transactions and the pro forma capitalization of the Company as further adjusted to reflect the sale of 3,350,000 shares of Class A Common Stock offered by the Company at an assumed initial offering price of $12.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                      SEPTEMBER 30, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Long-term debt(1).............................. $ 22,562  $ 53,689     $31,134
                                                --------  --------     -------
Shareholders' equity:
  Class A Common Stock, $.01 par value;
   50,000,000 shares authorized; 1,968,453
   shares issued and outstanding actual;
   2,980,953 shares issued and outstanding pro
   forma; 6,330,953 shares issued and
   outstanding pro forma as adjusted(2)........       20        30          63
  Class B Common Stock, $.01 par value;
   1,385,120 shares authorized; 1,385,120
   shares issued and outstanding actual, pro
   forma and pro forma as adjusted.............       14        14          14
Additional paid-in capital.....................      --      3,147      39,096
Accumulated deficit............................  (14,048)  (22,181)    (22,181)
                                                --------  --------     -------
  Total shareholders' investment............... $(14,014) $(18,990)    $16,992
                                                --------  --------     -------
    Total capitalization....................... $  8,548  $ 34,699     $48,126
                                                ========  ========     =======

--------
(1) Long-term debt consists of notes to Global Group and Jones Intercable and, on a pro forma basis, a capitalized lease obligation of Space Segment. See Notes 3 and 5 of Notes to the Consolidated Financial Statements, Note 4 of Notes to the Space Segment Financial Statements and "Use of Proceeds."

(2) Excludes: (i) 630,000 shares of Class A Common Stock reserved for issuance under the Company's Stock Option Plan, none of which were subject to outstanding options as of January 10, 1997 and (ii) 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price of the Class A Common Stock. See "Management--Stock Option Plan" and "Underwriting."

                                   DILUTION

  The pro forma net tangible book value of the Company as of September 30, 1996 was approximately $(22.1) million, or $(5.07) per share of Common Stock. Net tangible book value per share represents the amount of tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 3,350,000 shares of Class A Common Stock offered hereby (at an assumed initial offering price of $12.00 per share and after deduction of underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company at September 30, 1996 would have been $13.9 million, or $1.80 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $6.87 per share of Common Stock to existing shareholders and an immediate dilution of $10.20 per share to purchasers of Class A Common Stock. The following table illustrates the per share dilution to new investors.

   Assumed initial public offering price........................         $12.00
     Pro forma net tangible book value as of September 30,
      1996...................................................... $(5.07)
     Increase in pro forma net tangible book value attributable
      to the offering...........................................   6.87
                                                                 ------
   Pro forma net tangible book value after the offering.........           1.80
                                                                         ------
   Dilution to purchasers of Class A Common Stock...............         $10.20
                                                                         ======

  The following table summarizes, on a pro forma basis as of September 30, 1996, and as adjusted to reflect the sale of 3,350,000 shares of Class A Common Stock by the Company at an assumed initial public offering price of $12.00 per share, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Class A Common Stock from the Company in this offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
Existing shareholders........... 4,366,073    57%  $19,177,698    32%   $ 4.39
New investors................... 3,350,000    43%   40,200,000    68%   $12.00
                                 ---------   ---   -----------   ---
  Total......................... 7,716,073   100%  $59,377,698   100%
                                 =========   ===   ===========   ===

  The preceding table excludes: (i) 630,000 shares of Class A Common Stock reserved for issuance under the Company's Stock Option Plan, none of which were subject to outstanding options as of January 10, 1997 and (ii) 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock issuable under a warrant the Company has agreed to grant to M. Kane & Company, Inc. with an exercise price equal to 120% of the initial public offering price of the Class A Common Stock. See "Management--Stock Option Plan" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The statement of operations data set forth below for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, and the balance sheet data at December 31, 1993, 1994 and 1995 and September 30, 1996, are derived from the Company's consolidated financial statements for those years which have been audited by Arthur Andersen LLP, independent accountants, whose report thereon is included elsewhere in this Prospectus. The statement of operations data for each of the two years in the period ended December 31, 1992 and the balance sheet data at December 31, 1991 and 1992 are derived from unaudited financial statements of the Company not included in this Prospectus. These results are not necessarily indicative of the results to be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       NINE MONTHS
                                                                          ENDED
                              YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                     ----------------------------------------------  ----------------
                      1991     1992      1993      1994      1995     1995     1996
                     -------  -------  --------  --------  --------  -------  -------
                            (IN THOUSANDS, EXCEPT PER SHARE AND AFFILIATE DATA)
STATEMENT OF
 OPERATIONS DATA:
 Revenue:
  Radio
   programming.....  $   678  $ 3,016  $  3,186  $  2,541  $  5,122  $ 3,686  $ 5,140
  Television
   programming.....       --       --       291     1,946       340      289      802
  Satellite
   delivery and
   production
   support.........      561      693     1,745     2,085     4,221    3,078    3,132
                     -------  -------  --------  --------  --------  -------  -------
   Total revenue...    1,239    3,709     5,222     6,572     9,683    7,053    9,074
                     -------  -------  --------  --------  --------  -------  -------
 Operating expense:
  Radio
   programming.....      920    1,786     1,974     2,068     3,068    2,278    2,792
  Television
   programming.....      --       --        355     1,568       408      300    1,304
  Satellite
   delivery and
   production
   support.........      493      786     1,532     1,849     3,512    2,496    2,603
  Selling and
   marketing.......      299      672       955     1,090     1,374    1,071    1,243
  General and
   administrative..      406      900     1,296     1,958     2,321    1,608    2,257
                     -------  -------  --------  --------  --------  -------  -------
  Total operating
   expense.........    2,118    4,144     6,112     8,533    10,683    7,753   10,199
                     -------  -------  --------  --------  --------  -------  -------
 Operating loss....     (879)    (435)     (890)   (1,961)   (1,000)    (700)  (1,125)
 Other income
  (expense)........      (21)     157       108       218      (720)    (444)     (52)
                     -------  -------  --------  --------  --------  -------  -------
 Loss before taxes
  and minority
  interests........     (900)    (278)     (782)   (1,743)   (1,720)  (1,144)  (1,177)
 Income taxes and
  minority
  interest.........      133       13       (46)       86       338      242      384
                     -------  -------  --------  --------  --------  -------  -------
 Net loss..........  $  (767) $  (265) $   (828) $ (1,657) $ (1,382) $  (902) $  (793)
                     =======  =======  ========  ========  ========  =======  =======
 Net loss per
  common share(1)..  $  (.23) $  (.08) $   (.25) $   (.49) $   (.41) $  (.27) $  (.24)
 Weighted average
  number of common
  shares
  outstanding......    3,354    3,354     3,354     3,354     3,354    3,354    3,354
OTHER DATA:
 Cash Flows
  Provided By (Used
  In) Operating
  Activities.......  $   565  $ 1,096  $  2,938  $ (6,933) $   (347) $  (990) $   453
 Cash Flows Used in
  Investing
  Activities.......   (1,049)  (1,189)   (4,384)   (1,271)   (1,698)  (1,056)  (1,796)
 Cash Flows
  Provided By
  Financing
  Activities.......       63       86     1,444     8,266     1,987    1,987    1,341
 EBITDA(2).........     (468)     166      (345)   (1,349)      --        89      491
 Radio station
  average quarter
  hour
  audience(3)(4)...      --       --        516       670       765      764    1,070
 Radio station
  affiliates(4)....      324      479       718       925       929      949    1,212
 PIN network
  subscribers(4)...      --       --        275     1,489     4,825    4,303    7,260
 GAC network
  subscribers(4)...      --       --        --        --         14      --       896
                                    DECEMBER 31,
                     ----------------------------------------------
                                                                      SEPTEMBER 30,
                      1991     1992      1993      1994      1995         1996
                     -------  -------  --------  --------  --------  ----------------
                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital...  $  (896) $(2,331) $ (6,042) $   (626) $   (847)    $ (1,641)
 Total assets......    2,703    3,505     8,051     9,483    10,460       12,592
 Long-term debt and
  capital lease
  obligation.......    9,201    9,151    10,968    19,233    21,221       22,562
 Total
  shareholders'
  investment.......   (8,521)  (8,786)   (9,986)  (11,840)  (13,221)     (14,014)

--------

(1) For the year ended December 31, 1995 and the nine months ended September 30, 1996 the net loss per common share would have been $(.22) and $(.10), respectively, had it been calculated to give effect to: (i) the use of approximately $6.6 million and $22.6 million of the offering to repay debt (and the related increase of approximately 546,000 and 768,000 in the number of weighted average common shares outstanding) and (ii) the exclusion of the corresponding interest expense related to such debt of approximately $670,000 and $628,000, and net of income taxes of approximately 137,000 and 240,000, respectively.

(2) EBITDA is earnings before interest income (expense), provision for income taxes, depreciation and amortization. EBITDA is not a recognized measure of performance under GAAP and should not be considered in isolation or as a substitute for net income, cash flows provided by (used in) operating, investing or financing activities and other income and cash flow statement data prepared in accordance with GAAP, or as a measure of liquidity or profitability.

(3) AQH represents the average audience (persons age 12 or older) listening to radio stations broadcasting the Company's 24-hour radio programming during any 15-minute period from 6 am - 7 pm, Monday through Friday, as measured by the Arbitron rating service. Radio advertising is generally sold on the basis of the total listening audience as quantified by the AQH. Prior to 1993, the Company did not compile AQH data.

(4) Represents amounts at the end of the periods indicated. The PIN network was launched in October 1993. The GAC network was launched in December 1995.

                PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

  The following pro forma selected consolidated financial data of the Company reflect the Pre-Offering Transactions and are qualified by reference to and should be read in conjunction with the pro forma Consolidated Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The statement of operations data set forth below for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, and the balance sheet data at December 31, 1993, 1994 and 1995 and September 30, 1996, are derived from the pro forma Consolidated Financial Statements of the Company. These results are not necessarily indicative of the results to be expected in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                NINE MONTHSENDED
                             YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                         ---------------------------------  ------------------------
                           1993        1994        1995        1995        1996
                         ---------  ----------  ----------  ------------------------
                          (IN THOUSANDS, EXCEPT PER SHARE AND AFFILIATE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenue:
  Radio Programming..... $   3,186  $    2,541  $    5,122  $    3,686  $    5,140
  Television
   programming..........       291       1,946       4,450       3,192       6,514
  Satellite delivery and
   production support...     7,744       6,805       6,919       5,125       4,980
                         ---------  ----------  ----------  ----------  ----------
   Total revenue........    11,221      11,292      16,491      12,003      16,634
                         ---------  ----------  ----------  ----------  ----------
 Operating expense:
  Radio programming.....     1,974       2,068       3,068       2,278       2,792
  Television
   programming..........       355       1,043       3,208       2,286       5,257
  Satellite delivery and
   production support...     5,045       4,652       4,662       3,371       2,706
  Selling and
   marketing............       955       1,090       1,488       1,147       1,357
  General and
   administrative.......     1,319       1,958       3,267       2,298       2,975
                         ---------  ----------  ----------  ----------  ----------
   Total operating
    expense.............     9,648      10,811      15,693      11,380      15,087
                         ---------  ----------  ----------  ----------  ----------
 Operating income.......     1,573         481         798         625       1,546
 Other income
  (expense).............    (3,350)     (3,173)     (3,828)     (2,762)     (2,868)
                         ---------  ----------  ----------  ----------  ----------
 Loss before taxes and
  minority interests....    (1,777)     (2,692)     (3,030)     (2,139)     (1,321)
 Income taxes and
  minority interests....       205         390         687         506         187
                         ---------  ----------  ----------  ----------  ----------
 Net loss............... $  (1,572) $   (2,302) $   (2,343) $   (1,633) $   (1,134)
                         =========  ==========  ==========  ==========  ==========
 Net loss per common
  share(1).............. $    (.38) $     (.56) $     (.54) $     (.37) $     (.26)
 Weighted average number
  of common shares
  outstanding...........     4,104       4,104       4,366       4,366       4,366
OTHER DATA:
 Cash Flows Provided By
  (Used In) Operating
  Activities............ $   3,542  $   (6,164) $    2,957  $    1,792  $    1,644
 Cash Flows Used In
  Investing Activities..    (4,384)     (1,271)     (4,669)     (4,142)     (1,796)
 Cash Flows Provided by
  Financing Activities..     1,331       7,426       1,028       1,136         214
 EBITDA(2)..............     5,086       3,996       5,402       4,141       4,862
 Radio station average
  quarter hour
  audience(3)(4)........       516         670         765         764       1,070
 Radio station
  affiliates(4).........       718         925         929         949       1,212
 PIN network
  subscribers(4)........       275       1,489       4,825       4,303       7,260
 GAC network
  subscribers(4)........       --          --           14         --          896
                                  DECEMBER 31,
                         ---------------------------------      SEPTEMBER 30,
                           1993        1994        1995             1996
                         ---------  ----------  ----------       ----------
                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........ $  (5,150) $      210  $     (920)       $ (1,026)
 Total assets...........    40,721      39,070      36,643          40,207
 Long-term debt and
  capital lease
  obligations...........    45,171      52,648      53,468          53,689
 Total shareholders'
  investment............   (12,483)    (16,302)    (20,362)        (18,990)

--------

(1) For the year ended December 31, 1995 and the nine months ended September 30, 1996 the net loss per common share would have been $(.37) and $(.15), respectively, had it been calculated to give effect to: (i) the use of approximately $6.6 million and $22.6 million of the offering to repay debt (and the related increase of approximately 546,000 and 768,000 in the number of weighted average common shares outstanding) and (ii) the exclusion of the corresponding interest expense related to such debt of approximately $670,000 and $628,000, and net of income taxes of approximately 137,000 and 240,000, respectively.

(2) EBITDA is earnings before interest income (expense), provision for income taxes, depreciation and amortization. EBITDA is not a recognized measure of performance under GAAP and should not be considered in isolation or as a substitute for net income, cash flows provided by (used in) operating investing or financing activities and other income and cash flow statement data prepared in accordance with GAAP, or as a measure of liquidity or profitability.

(3) AQH represents the average audience (persons age 12 or older) listening to radio stations broadcasting the Company's 24-hour radio programming during any 15-minute period from 6 am - 7 pm, Monday through Friday, as measured by the Arbitron rating service. Radio advertising is generally sold on the basis of the total listening audience as quantified by the AQH.

(4) Represents amounts at the end of the periods indicated. The PIN Network was launched in October 1993. The GAC network was launched in December 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of results of operations and financial condition should be read in conjunction with the Company's historical and pro forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. See "Risk Factors." The Company's actual results may differ materially from the results discussed in any forward-looking statement.

PRE-OFFERING TRANSACTIONS AND STOCK SPLIT

  The following transactions, which are to be effective immediately prior to the consummation of the offering, are collectively referred to in this document as the "Pre-Offering Transactions." The completion of the Pre-Offering Transactions will significantly affect the composition of the Company following the consummation of the offering for financial reporting purposes and have been given effect in the unaudited pro forma Consolidated Financial Statements contained herein.

  Immediately prior to the consummation of the offering, the Company will acquire from Adelphia an 8.35% equity interest in the PIN Venture, the entity that owns and operates the PIN network, in exchange for approximately 262,500 shares of the Company's Class A Common Stock. As a result of this transaction, the Company will own approximately 54% of the PIN Venture and, going forward, will be able to consolidate the operations of the PIN Venture for financial reporting purposes. Also immediately prior to the consummation of the offering, the Company will acquire Glenn R. Jones' 19% equity interest in Jones Infomercial Networks, Inc., the subsidiary through which the Company has invested in the PIN Venture, and Mr. Jones' 19% equity interest in Great American Country, Inc., the subsidiary through which the Company operates the GAC network, in exchange for 333,333 shares of the Company's Class A Common Stock. Also immediately prior to the consummation of the offering, the Company will acquire the transponder leases and related subleases owned by Space Segment, an affiliate of the Company, in exchange for 416,667 shares of the Company's Class A Common Stock. In addition, the Company has effected a 220-for-one stock split of the Class A Common Stock and Class B Common Stock.

  The PIN Venture may in the future issue equity to its existing partners or new partners which would dilute the Company's interest in the PIN Venture and could result in the venture's operations no longer being consolidated for financial reporting purposes. If, for any reason, the Company is unable to consolidate the PIN Venture's results of operations, the presentation of the Company's financial statements would change because the PIN Venture's revenue and operating income, if any, would not be included in the Company's consolidated revenue and operating income. As a result, the market price of the Class A Common Stock could decline.

  Prior to organization of the PIN Venture in 1995, the Company wholly owned the PIN network, and the Company's historical Consolidated Financial Statements reflected 100% of the PIN network's results of operations. Between the start of the PIN Venture in February 1995 and the offering, the Company owned 50% or less of the PIN Venture and, accordingly, did not consolidate the results of operations for the PIN Venture. As a result, the Company's 1994 historical financial statements are not comparable to those for 1995. As a result of the acquisition of Adelphia's interest in the PIN Venture, the Company will consolidate the results of operations of the PIN Venture for financial reporting purposes following the consummation of the offering. The pro forma Consolidated Financial Statements assume the historical consolidation of the results of operations of the PIN Venture to provide a basis of comparison consistent with the financial reporting treatment to be effective upon consummation of the offering. As a result of the acquisition of the satellite transponder lease agreements from Space Segment, the Company's historical results will differ significantly from the results of operations related to the satellite transponder lease and sub-lease agreements upon consummation of the offering. As a result, the pro forma Consolidated Financial Statements assume the historical consolidation of the results of operations of the satellite transponder lease and sub-lease agreements to provide a basis of comparison consistent with the financial reporting treatment to be effective upon consummation of this offering. The acquisition of the minority interests of Mr. Jones also is given effect in the pro forma Consolidated Financial Statements and will not have a material impact on the Company's financial reporting upon consummation of the offering.

  The pro forma effects of the Pre-Offering Transactions are primarily to: (i) increase television programming revenue and expense and minority interest as a result of the increase of equity interest in PIN Venture, (ii) increase satellite delivery and production support revenue and expense as a result of the acquisition of satellite transponder lease agreements from Space Segment and (iii) decrease minority interest as a result of the acquisition of remaining equity interest in certain subsidiaries from Mr. Jones. These effects are explained in more detail in the period-to-period comparisons that follow.

OVERVIEW

  The Company creates, develops, acquires, produces and distributes programming to radio stations, cable television system operators and other video distributors. The Company: (i) provides radio programming to radio stations in exchange for advertising time that it resells to national advertisers, (ii) provides television programming to cable television system operators and other video distributors, (iii) sells advertising time on its two television networks and receives license fees for its country music television network and (iv) owns and operates its own playback, uplink and satellite transmission facilities that both distribute the Company's programming and are subleased to others for a fee.

  The Company's revenue consists of radio programming revenue, television programming revenue and satellite delivery and production support revenue. Radio programming revenue consists primarily of advertising revenue and, to a lesser extent, licensing fees paid by smaller radio station affiliates. License fees from radio stations decreased in 1994 and have remained flat in later periods. This reflects the Company's decision to focus on obtaining advertising time, instead of license fees, from its affiliated radio stations. Television programming revenue consists primarily of advertising revenue from the sale of infomercial time on the PIN network and advertising time on the GAC network, as well as licensing fees relating to the GAC network. Satellite delivery and production support revenue consists of satellite transponder lease fees, uplinking fees and other services fees.

  Radio programming revenue includes advertising and licensing fees. The Company generates radio advertising revenue by selling airtime to advertisers who advertise their products or services on the Company's radio networks. The Company recognizes advertising revenue upon airing of the advertisements. Any amounts received from customers for radio advertisements that have not been aired during the period are recorded as unearned revenue until such time as the advertisements are aired. The Company delivers its programming to radio stations for distribution to their listeners. Radio station licensing fees are earned monthly based on the radio station's contractual agreement.

  Television programming revenue includes advertising and licensing fees. The Company generates television advertising revenue by selling airtime to advertisers who advertise their products or services on the Company's television networks. The Company recognizes advertising revenue upon airing of the advertisements. Any amounts received from customers for television advertisements that have not been aired during the period are recorded as unearned revenue until such time as the advertisement is aired. The Company delivers its programming to cable television systems for distribution to their viewers. Licensing fees are earned monthly based on a per subscriber rate set pursuant to the cable operator's agreement with the Company and the number of subscribers that are receiving the Company's programming during the respective month.

  Satellite delivery and production support revenue includes revenue from satellite delivery, uplinking, trafficking, playback and other services. The Company generates revenue by providing such services to affiliates and to a third party. The Company recognizes satellite delivery and production support revenue upon completion of the services or as provided in contractual arrangements.

  Radio advertising is generally sold on the basis of the total listening audience as measured by the average number of listeners in the quarter hour, or AQH, and the time of day when the advertisement is run. The AQH can range from zero for a small-market radio station to greater than 50,000 for a large-market radio station, with the majority of large-market stations in the range of 10,000-20,000. In order to increase advertising rates, it is necessary to increase the size (or rating) of the audience the program provider delivers to national advertisers.

  The Company's historical and pro forma revenue has grown in recent years due primarily to increased advertising revenue generated by its radio networks. The Company's objective is to increase its revenue and operating cash flow by employing the following strategies: (i) creating, developing, acquiring, producing and distributing additional high-quality programming, (ii) increasing the distribution of its radio and television networks by expanding its marketing and sales activities directed at radio stations, MSOs and advertisers, (iii) acquiring and/or creating complementary businesses and (iv) capitalizing on its satellite delivery and production support facilities. The Company's ability to successfully implement its strategy and maintain or accelerate its growth will depend on a number of factors, many of which are beyond the Company's control, including expanding distribution for its radio and television programming networks, developing and licensing additional programming for the Company's radio and television networks that is consistent with listener and viewer preferences, attracting additional advertisers and expanding its third party customer base for its satellite delivery and production services. There can be no assurance that the Company will be successful in these endeavors.

  In 1995 and for the nine months ended September 30, 1996, radio programming revenue accounted for 53% and 57% of the Company's total revenue, respectively, television programming revenue accounted for 3% and 9% of total revenue, respectively, and satellite delivery and production support revenue accounted for 44% and 34% of total revenue, respectively. On a pro forma basis in 1995 and for the nine months ended September 30, 1996, radio programming revenue accounted for 31% of the Company's total revenue for both periods, television programming revenue accounted for 27% and 39% of total revenue, respectively, and satellite delivery and production support revenue accounted for 42% and 30% of total revenue, respectively.

  The Company's operating expenses consist of: (i) radio programming expenses,
(ii) television programming expenses, (iii) satellite delivery and production support expenses, (iv) selling and marketing expenses and (v) general and administrative expenses.

  Radio programming expenses consist of program licensing, programming development and production costs, distribution and delivery costs and other costs related to the operation of the Company's radio networks. Program licensing, programming development and production costs include the costs of researching, designing, producing, and licensing programs for the Company's radio networks and other associated programming costs. Radio distribution and delivery costs include the satellite transponder expense, uplinking charges and other associated costs.

  Television programming expenses consist primarily of distribution and delivery costs and other costs related to the operation of the Company's television networks. Since substantially all of the programming is made available to the Company at no cost by third parties and requires limited additional production effort by the Company, programming and production costs are not significant. Television program distribution and delivery costs include satellite transponder expenses, uplinking charges and other associated costs.

  Satellite delivery and production support expenses include a portion of the satellite transponder expenses, uplinking charges and other associated operating costs to provide these services to affiliates and third parties.

  Selling and marketing expenses include salaries, travel and other associated expenses related to the Company's sales and marketing activities, as well as the costs of designing, producing and distributing marketing, advertising and promotional materials.

  General and administrative expenses include personnel and associated costs for the Company's executive and management staff and operational support.

  Many of the costs associated with program distribution and delivery, such as satellite transponder expense and uplinking charges, are relatively fixed with respect to each of the Company's radio and television networks; as a result, an increase in the Company's radio or television programming revenue should not result in a proportionate increase in program distribution and delivery costs. The Company charges satellite transponder and uplinking fees to its own subsidiaries as well as to affiliates and a third party. The portions of these expenses related to subsidiary activities are included in radio or television programming expense as appropriate.

  To date, the Company has sustained operating and net losses, including operating losses of $0.9 million, $2.0 million, $1.0 million and $1.1 million and net losses of $0.8 million, $1.7 million, $1.4 million and $0.8 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively. On a pro forma basis, the Company had operating income of $1.6 million, $0.5 million, $0.8 million and $1.6 million and net losses of $1.5 million, $2.1 million, $1.9 million and $0.9 million for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996, respectively.

RESULTS OF OPERATIONS

  The following table sets forth the amount of, and percentage relationship to total net revenue of, certain items included in the Company's historical Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996:

                                       YEAR ENDED                        NINE MONTHS ENDED
                                      DECEMBER 31,                         SEPTEMBER 30,
                          ------------------------------------------  ---------------------------
                             1993           1994           1995          1995           1996
                          ------------  -------------  -------------  ------------  -------------
                                            (AUDITED AND IN THOUSANDS)
REVENUE:
 Radio programming......  $3,186   61%  $ 2,541   39%  $ 5,122   53%  $3,686   52%  $ 5,140   57%
 Television
  programming...........     291    6%    1,946   29%      340    3%     289    4%      802    9%
 Satellite delivery and
  production support....   1,745   33%    2,085   32%    4,221   44%   3,078   44%    3,132   34%
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
 Total revenue..........   5,222  100%    6,572  100%    9,683  100%   7,053  100%    9,074  100%
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
OPERATING EXPENSES:
 Radio programming......   1,974   38%    2,068   31%    3,068   32%   2,278   32%    2,792   31%
 Television
  programming...........     355    7%    1,568   24%      408    4%     300    4%    1,304   14%
 Satellite delivery and
  production support....   1,532   29%    1,849   28%    3,512   36%   2,496   36%    2,603   29%
 Selling and marketing..     955   18%    1,090   17%    1,374   14%   1,071   15%    1,243   14%
 General and
  administrative........   1,296   25%    1,958   30%    2,321   24%   1,608   23%    2,257   24%
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
 Total operating
  expenses..............   6,112  117%    8,533  130%   10,683  110%   7,753  110%   10,199  112%
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
OPERATING LOSS..........    (890) (17%)  (1,961) (30%)  (1,000) (10%)   (700) (10%)  (1,125) (12%)
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
OTHER INCOME (EXPENSE)..     108    2%      218    4%     (720)  (7%)   (444)  (6%)     (52)  (1%)
INCOME TAXES AND
 MINORITY INTERESTS.....     (46)  (1%)      86    1%      338    3%     242    3%      384    4%
                          ------  ----  -------  ----  -------  ----  ------  ----  -------  ----
NET LOSS................  $ (828) (16%) $(1,657) (25%) $(1,382) (14%) $ (902) (13%) $  (793)  (9%)
                          ======  ====  =======  ====  =======  ====  ======  ====  =======  ====

  The following table sets forth the amount of, and percentage relationship to total net revenue of, certain items included in the Company's pro forma Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996.

                                       YEARS ENDED                         NINE MONTHS ENDED
                                       DECEMBER 31,                          SEPTEMBER 30,
                          -------------------------------------------  ----------------------------
                              1993           1994           1995           1995           1996
                          -------------  -------------  -------------  -------------  -------------
                                            (UNAUDITED AND IN THOUSANDS)
REVENUE:
 Radio programming......  $ 3,186   28%  $ 2,541   23%  $ 5,122   31%  $ 3,686   31%  $ 5,140   31%
 Television
  programming...........      291    3%    1,946   17%    4,450   27%    3,192   26%    6,514   39%
 Satellite delivery and
  production support....    7,744   69%    6,805   60%    6,919   42%    5,125   43%    4,980   30%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
 Total revenue..........   11,221  100%   11,292  100%   16,491  100%   12,003  100%   16,634  100%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
OPERATING EXPENSES:
 Radio programming......    1,974   17%    2,068   19%    3,068   19%    2,278   19%    2,792   17%
 Television
  programming...........      355    3%    1,043    9%    3,208   19%    2,286   19%    5,257   32%
 Satellite delivery and
  production support....    5,045   45%    4,652   41%    4,662   28%    3,371   28%    2,706   16%
 Selling and marketing..      955    9%    1,090   10%    1,488    9%    1,147   10%    1,357    8%
 General and
  administrative........    1,319   12%    1,958   17%    3,267   20%    2,298   19%    2,975   18%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
 Total operating
  expenses..............    9,648   86%   10,811   96%   15,693   95%   11,381   95%   15,087   91%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
OPERATING INCOME........    1,573   14%      481    4%      798    5%      625    5%    1,546    9%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
OTHER INCOME (EXPENSE)..   (3,350) (30%)  (3,173) (28%)  (3,828) (23%)  (2,762) (23%)  (2,868) (17%)
INCOME TAXES AND
 MINORITY INTEREST......      205    2%      390    3%      687    4%      506    4%      187    1%
                          -------  ----  -------  ----  -------  ----  -------  ----  -------  ----
NET LOSS................  $(1,572) (14%) $(2,303) (20%) $(2,343) (14%) $(1,653) (13%) $(1,134)  (7%)
                          =======  ====  =======  ====  =======  ====  =======  ====  =======  ====

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  TOTAL REVENUE. Total revenue increased $2.0 million, or 29%, from $7.1 million for the nine months ended September 30, 1995 to $9.1 million for the nine months ended September 30, 1996. This increase was due to an increase in radio programming revenue and, to a lesser extent, television programming revenue. On a pro forma basis, total revenue increased $4.6 million, or 39%, from $12.0 million for the nine months ended September 30, 1995 to $16.6 million for the nine months ended September 30, 1996, due primarily to an increase in both radio and television programming revenue.

  Radio Programming Revenue. Radio programming revenue increased $1.4 million, or 39%, from $3.7 million for the nine months ended September 30, 1995 to $5.1 million for the nine months ended September 30, 1996, due to a $1.4 million, or 48%, increase in advertising revenue. Advertising revenue increased due primarily to: (i) an increase in the rates charged by the Company for its advertising spots as a result of a 19% increase in the AQH and (ii) the launch of the Crook & Chase Country CountDown program in January 1996. Licensing revenue was flat as compared to the prior period reflecting the Company's strategy to focus on radio station affiliates with significant audiences. These affiliates are generally not charged a license fee.

  Television Programming Revenue. Television programming revenue increased $0.5 million, or 178%, from $0.3 million for the nine months ended September 30, 1995 to $0.8 million for the nine months ended September 30, 1996, due primarily to a $0.5 million increase in licensing revenue. Licensing revenue increased due entirely to the launch of the GAC network on Jones Intercable systems in December 1995. On a pro forma basis, television programming revenue increased by $3.3 million, or 104%, from $3.2 million for the nine months ended September 30, 1995 to $6.5 million for the nine months ended September 30, 1996, due primarily to an increase in advertising rates on the PIN network as a result of an increase in the number of subscribers receiving the PIN network's programming.

  Satellite Delivery and Production Support Revenue. Satellite delivery and production support revenue remained relatively flat at $3.1 million for the nine months ended September 30, 1995 and 1996. On a pro forma basis, satellite delivery and production support revenue decreased by $0.1 million, or 3%, from $5.1 million for the nine months ended September 30, 1995 to $5.0 million for the nine months ended September 30, 1996, due to a decrease in satellite rental fees from affiliates of the Company.

  TOTAL OPERATING EXPENSES. Total operating expenses increased $2.4 million, or 32%, from $7.8 million for the nine months ended September 30, 1995 to $10.2 million for the nine months ended September 30, 1996. This increase was due primarily to an increase in television programming expenses and general and administrative expenses. As a percentage of total revenue, total operating expenses increased from 110% for the nine months ended September 30, 1995 to 112% for the nine months ended September 30, 1996. On a pro forma basis, total operating expenses increased $3.7 million, or 33%, from $11.4 million for the nine months ended September 30, 1995 to $15.1 million for the nine months ended September 30, 1996, due primarily to an increase in television programming expenses and general and administrative expenses. As a percentage of total pro forma revenue, total pro forma operating expenses decreased from 95% for the nine months ended September 30, 1995 to 91% for the nine months ended September 30, 1996.

  Radio Programming Expenses. Radio programming expenses increased $0.5 million, or 23%, from $2.3 million for the nine months ended September 30, 1995 to $2.8 million for the nine months ended September 30, 1996, due primarily to an increase in programming and production expenses. Programming production expenses increased due primarily to an increase in the number of formats offered by the Company and the launch of the Crook & Chase Country CountDown in January 1996. Program distribution expenses did not increase significantly as a result of the relatively fixed nature of many of the costs, such as the satellite transponder expense. As a percentage of radio programming revenue, radio programming expenses decreased from 62% for the nine months ended September 30, 1995 to 52% for the nine months ended September 30, 1996.

  Television Programming Expenses. Television programming expenses increased $1.0 million from $0.3 million for the nine months ended September 30, 1995 to $1.3 million for the nine months ended September 30, 1996, due primarily to an increase in programming distribution expenses. Programming distribution expenses increased as a result of the launch of the GAC network in December 1995. As a percentage of television programming revenue, television programming expenses increased from 104% for the nine months ended September 30, 1995 to 163% for the nine months ended September 30, 1996. This increase was due to the substantial start-up costs, relative to revenue, related to the launch of the GAC network. On a pro forma basis, television programming expenses increased by $3.0 million, or 130%, from $2.3 million for the nine months ended September 30, 1995 to $5.3 million for the nine months ended September 30, 1996, due primarily to an increase in amounts paid to distributors of the PIN network as a result of increased revenue. As a percentage of pro forma television programming revenue, pro forma television programming expenses increased from 72% for the nine months ended September 30, 1995 to 81% for the nine months ended September 30, 1996, as a result of the launch of the GAC network as noted above.

  Satellite Delivery and Production Support Expenses. Satellite delivery and production support expenses increased $0.1 million, or 4%, from $2.5 million for the nine months ended September 30, 1995 to 2.6 million for the nine months ended September 30, 1996. As a percentage of satellite delivery and production support revenue, satellite delivery and production support expenses were 81% for the nine months ended September 30, 1995 and 83% for the nine months ended September 30, 1996. On a pro forma basis, satellite delivery and production support expenses decreased by $0.7 million, or 20%, from $3.4 million for the nine months ended September 30, 1995 to $2.7 million for the nine months ended September 30, 1996, due primarily to an increase in the portion of such costs reflected as television programming expense as a result of the launch of the GAC network. As a percentage of pro forma satellite delivery and production support revenue, pro forma satellite delivery and production support expenses decreased from 66% for the nine months ended September 30, 1995 to 54% for the nine months ended September 30, 1996.

  Selling and Marketing Expenses. Selling and marketing expenses increased by $0.1 million, or 16%, from $1.1 million for the nine months ended September 30, 1995 to $1.2 million for the nine months ended September 30, 1996. As a percentage of total revenue, selling and marketing expenses decreased from 15% for the nine months ended September 30, 1995 to 14% for the nine months ended September 30, 1996. On a pro forma basis, selling and marketing expenses increased by $0.3 million, or 18%, from $1.1 million for the nine months ended September 30, 1995 to $1.4 million for the nine months ended September 30, 1996. As a percentage of total pro forma revenue, total pro forma selling and marketing expenses decreased from 10% for the nine months ended September 30, 1995 to 8% for the nine months ended September 30, 1996.

  General and Administrative Expenses. General and administrative expenses increased $0.7 million, or 40%, from $1.6 million for the nine months ended September 30, 1995 to $2.3 million for the nine months ended September 30, 1996. Approximately $0.4 million of the increase was due to an increase in management and operational support expenses as a result of the launch of the GAC network and approximately $0.3 million of the increase was due to an increase in the

Company's radio operations. As a percentage of total revenue, general and administrative expenses increased from 23% for the nine months ended September 30, 1995 to 24% for the nine months ended September 30, 1996. On a pro forma basis, general and administrative expenses increased by $0.6 million, or 30%, from $2.3 million for the nine months ended September 30, 1995 to $2.9 million for the nine months ended September 30, 1996, due to the reasons noted above. As a percentage of total pro forma revenue, total pro forma general and administrative expenses remained flat at 19% for the nine months ended September 30, 1995 and 1996.

  OTHER INCOME (EXPENSE). Other income (expense) changed $0.3 million from $(0.4) million for the nine months ended September 30, 1995 to $(0.1) million for the nine months ended September 30, 1996 due primarily to the increased profitability of the PIN Venture. On a pro forma basis, other income (expense) changed by $0.1 million, or 2%, from $(2.8) million for the nine months ended September 30, 1995 to $(2.9) million for the nine months ended September 30, 1996, due primarily to an increase in interest expense related to debt associated with the purchase of Galactic Radio.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  TOTAL REVENUE. Total revenue increased $3.1 million, or 47%, from $6.6 million for the year ended December 31, 1994 to $9.7 million for the year ended December 31, 1995. This increase was due to an increase in both radio programming revenue and satellite delivery and production support revenue, which was partially offset by a decrease in television programming revenue. On a pro forma basis, total revenue increased $5.2 million, or 46%, from $11.3 million for the year ended December 31, 1994 to $16.5 million for the year ended December 31, 1995, due primarily to increases in radio and television programming revenue.

  Radio Programming Revenue. Radio programming revenue increased $2.6 million, or 102%, from $2.5 million for the year ended December 31, 1994 to $5.1 million for the year ended December 31, 1995, due primarily to a $2.2 million increase in advertising revenue and secondarily to a $0.3 million increase in licensing revenue. Advertising revenue increased due primarily to: (i) growth in the number of advertising spots sold and (ii) increases in advertising rates on the Company's radio networks as a result of a 29% increase in the AQH. Licensing revenue increased $0.3 million, or 79%, from $0.5 million for the year ended December 31, 1994 to $0.8 million for the year ended December 31, 1995, due primarily to an increase in the number of the Company's radio affiliates, primarily smaller affiliates upon renewal, paying a license fee.

  Television Programming Revenue. Television programming revenue decreased $1.6 million, or 83%, from $1.9 million for the year ended December 31, 1994 to $0.3 million for the year ended December 31, 1995, due primarily to a $1.6 million, or 83%, decrease in advertising revenue. Advertising revenue decreased due to the effects of the deconsolidation of the PIN Venture for financial reporting purposes. This revenue had been consolidated in 1994. The Company had no licensing revenue in either period. On a pro forma basis, television programming revenue increased by $2.5 million, or 129%, from $1.9 million for the year ended December 31, 1994 to $4.4 million for the year ended December 31, 1995, due primarily to an increase in advertising rates on the PIN network as a result of an increase in the number of subscribers receiving the PIN network's programming.

  Satellite Delivery and Production Support Revenue. Satellite delivery and production support revenue increased $2.1 million, or 102%, from $2.1 million for the year ended December 31, 1994 to $4.2 million for the year ended December 31, 1995. Approximately $1.1 million of this increase was due to the results of the PIN Venture transaction and approximately $1.0 million of the increase was due to an increase in uplinking and other revenue primarily as a result of an increase in the volume of services provided by the Company to affiliates and secondarily to increases in rates charged by the Company for trafficking, playback and other services. Approximately $1.3 million of the increase was a result of the PIN Venture transaction; this revenue had been eliminated in consolidation in 1994. On a pro forma basis, satellite delivery and production support revenue increased by $0.1 million, or 2%, from $6.8 million for the year ended December 31, 1994 to $6.9 million for the year ended December 31, 1995, due primarily to an increase in uplinking and other revenue as mentioned above.

  TOTAL OPERATING EXPENSES. Total operating expenses increased $2.2 million, or 25%, from $8.5 million for the year ended December 31, 1994 to $10.7 million for the year ended December 31, 1995. This increase was due primarily to an increase in radio programming expenses and satellite delivery and production support expenses, which was partially offset by a decrease in television programming expenses. As a percentage of total revenue, total operating expenses decreased from 130% for the year ended December 31, 1994 to 110% for the year ended December 31, 1995. On a pro forma basis, total operating expenses increased $4.9 million, or 45%, from $10.8 million for the year ended December 1994 to $15.7 million for the year ended December 1995, due to an increase in radio programming, television programming and general and administrative expenses. As a percentage of total pro forma revenue, total pro forma operating expenses decreased from 96% for the year ended December 31, 1994 to 95% for the year ended December 31, 1995.

  Radio Programming Expenses. Radio programming expenses increased $1.0 million, or 48%, from $2.1 million for the year ended December 31, 1994 to $3.1 million for the year ended December 31, 1995, due to increases in both programming production and programming distribution expenses. Approximately $0.4 million of the increase was due to an increase in programming production expenses as a result of an increase in the number of formats offered by the Company and an increase in salaries of existing radio on-air talent in order to attract and retain quality personalities. The remaining $0.6 million of the increase was due to an increase in programming distribution expenses resulting from increased satellite rental and uplinking fees. As a percentage of radio programming revenue, radio programming expenses decreased from 81% for the year ended December 31, 1994 to 60% for the year ended December 31, 1995, due to the relatively fixed nature of many of the program distribution costs.

  Television Programming Expenses. Television programming expenses decreased $1.2 million, or 74%, from $1.6 million for the year ended December 31, 1994 to $0.4 million for the year ended December 31, 1995, due primarily to a decrease in programming distribution expenses. Programming distribution expenses decreased primarily as a result of the effects of the PIN Venture transaction. As a percentage of television programming revenue, television programming expenses increased from 81% for the year ended December 31, 1994 to 120% for the year ended December 31, 1995. On a pro forma basis, television programming expenses increased by $2.2 million, from $1.0 million for the year ended December 31, 1994 to $3.2 million for the year ended December 31, 1995, due to an approximately $2.1 million increase in in amounts paid to distributors of the PIN network and an approximately $0.1 million increase in satellite transponder expenses. As a percentage of pro forma television revenue, pro forma television programming expenses increased from 54% for the year ended December 31, 1994 to 72% for the year ended December 31, 1995, due to an increase in the relative amounts paid to distributors of the PIN network.

  Satellite Delivery and Production Support Expenses. Satellite delivery and production support expenses increased $1.7 million, or 90%, from $1.8 million for the year ended December 31, 1994 to $3.5 million for the year ended December 31, 1995. This increase was due to: (i) the effects of the PIN Venture transaction and (ii) an increase in depreciation expense as a result of increased capital expenditures for uplinking, playback and other equipment and an increase in the volume of services provided and rates charged for playback, production, editing and other services. As a percentage of satellite delivery and production support revenue, satellite delivery and production support expenses decreased from 89% for the year ended December 31, 1994 to 83% for the year ended December 31, 1995. On a pro forma basis, satellite delivery and production support expenses were flat at $4.7 million for the years ended December 31, 1994 and 1995 in accordance with the small increase in overall demand. As a percentage of pro forma satellite delivery and production support revenue, pro forma satellite delivery and production support expenses decreased from 68% for the year ended December 31, 1994 to 67% for the year ended December 31, 1995.

  Selling and Marketing Expenses. Selling and marketing expenses increased $0.3 million, or 26%, from $1.1 million for the year ended December 31, 1994 to $1.4 million for the year ended December 31, 1995, due primarily to increased marketing expenditures related to the Company's radio programming distribution. As a percentage of total revenue, selling and marketing expenses decreased from 17% for the year ended December 31, 1994 to 14% for the year ended December 31, 1995. On a pro forma basis, selling and marketing expenses increased by $0.4 million, or 37%, from $1.1 million for the year ended December 31, 1994 to $1.5 million for the year ended December 31, 1995, due to the reasons noted above. As a percentage of total pro forma revenue, pro forma selling and marketing expenses decreased from 10% for the year ended December 31, 1994 to 9% for the year ended December 31, 1995.

  General and Administrative Expenses. General and administrative expenses increased $0.3 million, or 19%, from $2.0 million for the year ended December 31, 1994 to $2.3 million for the year ended December 31, 1995, due primarily to an increase in management and operational support expenses as a result of growth in the Company's radio operations and new business development activities by the Company. As a percentage of total revenue, general and administrative expenses decreased from 30% for the year ended December 31, 1994 to 24% for the year ended December 31, 1995. On a pro forma basis, general and administrative expenses increased by $1.3 million, or 67%, from $2.0 million for the year ended December 31, 1994 to $3.3 million for the year ended December 31, 1995. Approximately $0.8 million of the increase was due to increased management and operational support as a result of the growth of the PIN network and approximately $0.5 million of the increase was due to increased support as a result of the growth of the Company's radio operations. As a percentage of total pro forma revenue, pro forma general and administrative expenses increased from 17% for the year ended December 31, 1994 to 20% for the year ended December 31, 1995.

  OTHER INCOME (EXPENSE). Other income (expense) changed $0.9 million from $0.2 million for the year ended December 31, 1994 to ($0.7) million for the year ended December 31, 1995, due primarily to an change in interest expense as a result of an increase in debt related to the Company's satellite delivery and production support operations. On a pro forma basis, other income (expense) increased by $0.7 million, or 20%, from ($3.2) million for the year ended December 31, 1994 to ($3.8) million for the year ended December 31, 1995 for the reasons noted above.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  TOTAL REVENUE. Total revenue increased $1.4 million, or 26%, from $5.2 million for the year ended December 31, 1993 to $6.6 million for the year ended December 31, 1994. This increase was due primarily to an increase in television programming revenue and secondarily to an increase in satellite delivery and production support revenue, which was partially offset by a decrease in radio programming revenue. On a pro forma basis, total revenue increased $0.1 million, or 1% from $11.2 million for the year ended December 31, 1993 to $11.3 million for the year ended December 31, 1994 due to an increase in television programming revenue, which was offset by decreases in radio programming revenue and satellite delivery and production support revenue.

  Radio Programming Revenue. Radio programming revenue decreased $0.7 million, or 20%, from $3.2 million for the year ended December 31, 1993 to $2.5 million for the year ended December 31, 1994, due to a decrease in licensing revenue, which was partially offset by an increase in advertising revenue. Licensing revenue decreased $2.7 million, or 85%, from $3.2 million for the year ended December 31, 1993 to $0.5 million for the year ended December 31, 1994. Advertising revenue increased $2.1 million from $0.0 million for the year ended December 31, 1993 to $2.1 million for the year ended December 31, 1994. The decrease in licensing revenue and the increase in advertising revenue are both due to the Company switching from a strategy for the radio networks based primarily on licensing fees from radio stations to a strategy based primarily on revenue from the sale of advertising time received for the Company's programming.

  Television Programming Revenue. Television programming revenue increased $1.6 million from $0.3 million for the year ended December 31, 1993 to $1.9 million for the year ended December 31, 1994 due to a $1.6 million increase in advertising revenue. Advertising revenue increased due to the PIN network having a full year of operation in 1994 as opposed to three months in 1993. The Company had no licensing revenue in either period.

  Satellite Delivery and Production Support Revenue. Satellite delivery and production support revenue increased $0.4 million, or 19%, from $1.7 million for the year ended December 31, 1993 to $2.1 million for the year ended December 31, 1994, due primarily to an increase in services provided by the Company to affiliated entities as a result of the launch of a television network of an affiliate of the Company in 1994 and an increase in rates charged by the Company for trafficking, playback and other services. On a pro forma basis, satellite delivery and production support revenue decreased by $0.9 million, or 12%, from $7.7 million for the year ended December 31, 1993 to $6.8 million for the year ended December 31, 1994 due primarily to a decrease in the rate charged for satellite transponder rental.

  TOTAL OPERATING EXPENSES. Total operating expenses increased $2.4 million, or 40%, from $6.1 million for the year ended December 31, 1993 to $8.5 million for the year ended December 31, 1994. This increase was due primarily to an increase in television programming expenses and secondarily to an increase in general and administrative expenses. As a percentage of total revenue, total operating expenses increased from 117% for the year ended December 31, 1993 to 130% for the year ended December 31, 1994. On a pro forma basis, total operating expenses increased $1.2 million, or 12% from $9.6 million for the year ended December 31, 1993 to $10.8 million for the year ended December 31, 1994 due primarily to increases in television programming expenses and general and administrative expenses, which were partially offset by a decrease in satellite delivery and production support expenses. As a percentage of total pro forma revenue, total pro forma operating expenses increased from 86% for the year ended December 31, 1993 to 96% for the year ended December 31, 1994.

  Radio Programming Expenses. Radio programming expenses increased $0.1 million, or 5%, from $2.0 million for the year ended December 31, 1993 to $2.1 million for the year ended December 31, 1994, due primarily to an increase in programming production expenses as a result of efforts to attract and retain quality programming talent. As a percentage of radio programming revenue, radio programming expenses increased from 62% for the year ended December 31, 1993 to 81% for the year ended December 31, 1994, as a result of the relatively fixed nature of many of the program distribution expenses.

  Television Programming Expenses. Television programming expenses increased $1.2 million from $0.4 million for the year ended December 31, 1993 to $1.6 million for the year ended December 31, 1994, due primarily to an increase in programming distribution expenses as a result of the PIN network having a full year of operations in 1994 as opposed to three months in 1993. As a percentage of television programming revenue, television programming expenses decreased from 122% for the year ended December 31, 1993 to 81% for the year ended December 31, 1994. On a pro forma basis, television programming expenses increased by $0.6 million from $0.4 million for the year ended December 31, 1993 to $1.0 million for the year ended December 31, 1994 due primarily to the reasons noted above. As a percentage of pro forma television programming revenue, pro forma television programming expenses decreased from 122% for the year ended December 31, 1993 to 54% for the year ended December 31, 1994, due to the start-up costs of the PIN network in 1993.

  Satellite Delivery and Production Support Expenses. Satellite delivery and production support expenses increased $0.3 million, or 21%, from $1.5 million for the year ended December 31, 1993 to $1.8 million for the year ended December 31, 1994, due primarily to increased personnel and related operating costs to meet increased demand for trafficking, playback and other services. As a percentage of satellite delivery and production support revenue, satellite delivery and production support expenses increased from 88% for the year ended December 31, 1993 to 89% for the year ended December 31, 1994. On a pro forma basis, satellite delivery and production support expenses decreased by $0.3 million, or 8%, from $5.0 million for the year ended December 31, 1993 to $4.7 million for the year ended December 31, 1994, due primarily to a decrease in insurance expense related to the launch of the satellite. As a percentage of pro forma satellite delivery and production support revenue, pro forma satellite delivery and production support expenses increased from 65% for the year ended December 31, 1993 to 68% for the year ended December 31, 1994.

  Selling and Marketing Expenses. Selling and marketing expenses increased $0.1 million, or 14%, from $1.0 million for the year ended December 31, 1993 to $1.1 million for the year ended December 31, 1994, due primarily to increased marketing expenditures related to the Company's radio operations. As a percentage of total revenue, selling and marketing expenses decreased from 18% for the year ended December 31, 1993 to 17% for the year ended December 31, 1994.

  General and Administrative Expenses. General and administrative expenses increased $0.7 million, or 51%, from $1.3 million for the year ended December 31, 1993 to $2.0 million for the year ended December 31, 1994, due primarily to increased management and operational support expenses as a result of the PIN network having a full year of operations in 1994 as opposed to three months in 1993. As a percentage of total revenue, general and administrative expenses increased from 25% for the year ended December 31, 1993 to 30% for the year ended December 31, 1994. On a pro forma basis, general and administrative expenses did not change significantly from the historical amounts noted above.

  OTHER INCOME (EXPENSE). Other income (expense) changed $0.1 million from $0.1 million for the year ended December 31, 1993 to $0.2 million for the year ended December 31, 1994 due primarily to the increased profitability of Superaudio. On a pro forma basis, other income (expense) changed by $0.2 million, or 5%, from ($3.4) million for the year ended December 31, 1993 to ($3.2) million for the year ended December 31, 1994, due primarily to a decrease in interest expense related to a capital leases obligation.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  Advertising revenue in the radio and television industries fluctuates due to seasonality in such industries. The Company believes that radio network revenue is typically lowest in the first quarter and television network revenue is typically lowest in the third quarter. Other than the fees paid by the Company to third parties for certain of its radio programming and the fees paid in connection with the distribution of the PIN network, the Company's costs have not varied significantly with respect to the seasonal fluctuation of revenue. The Company's quarterly and annual results of operations are affected by a wide variety of factors, many of which are outside the Company's control, which could materially and adversely affect profitability. These factors include the timing and volume of advertising on the Company's radio networks and television networks, the number and size of the radio stations that carry the Company's radio programming, the number and size of cable systems and other video distributors that carry the PIN and GAC networks, and general economic conditions.

  The Company's unaudited quarterly operating results for each quarter of fiscal 1994 and 1995 and the first three quarters of 1996 are shown below. The historical quarterly results are not necessarily indicative of the results to be expected in the future.

                             QUARTERS ENDED IN 1994             QUARTERS ENDED IN 1995         QUARTERS ENDED IN 1996
                         ---------------------------------  ---------------------------------  -------------------------
                           1ST     2ND      3RD      4TH      1ST      2ND     3RD      4TH      1ST      2ND      3RD
                         QUARTER QUARTER  QUARTER  QUARTER  QUARTER  QUARTER QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
                         ------- -------  -------  -------  -------  ------- -------  -------  -------  -------  -------
                                                               (IN THOUSANDS)
Total revenue...........  $ 834  $1,823   $2,113   $1,802   $2,267   $2,467  $2,319   $2,629   $2,429   $3,084   $3,561
Total operating
 expenses...............  1,557   2,110    2,529    2,337    2,590    2,407   2,756    2,929    2,991    3,176    4,032
Operating income
 (loss).................   (723)   (287)    (416)    (535)    (323)      60    (437)    (300)    (562)     (92)    (471)
Net income (loss).......   (587)   (345)    (369)    (356)    (206)      47    (745)    (480)    (281)    (138)    (374)

LIQUIDITY AND CAPITAL RESOURCES

  The Company's ability to successfully implement its growth strategies is subject to the availability of cash generated from operations and equity and/or debt financing. The capital resources to fund these strategies are expected to be provided in the short-term by this offering, the Company's cash flow from operations and available borrowings under the credit facility the Company is currently negotiating. There can be no assurance, however, that the Company will have sufficient cash flow from operations, be able to successfully negotiate such a credit facility, or have available borrowings under the credit facility to support these strategies. In addition, there can be no assurance that the capital resources necessary to accomplish the Company's growth strategies over the long-term will be available on terms and conditions acceptable to the Company, if at all.

  Since its inception, the Company has incurred net losses primarily as a result of expenses associated with developing and launching its programming networks. Net cash provided by (used in) operating activities for the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, was $2.9 million, $(6.9) million, $(0.3) million and $0.5 million, respectively.

  For the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1996, net cash used in investing activities was $4.4 million, $1.3 million, $1.5 million and $1.8 million, respectively. The Company's investing activities in 1993 consisted primarily of the purchase of land and the construction of the Company's satellite delivery and production support facility in Englewood, Colorado as well as related equipment. The Company's investing activities in 1994 consisted primarily of the purchase of land for future expansion of the Company's facilities to deliver its programming and additional equipment for this facility. The Company's investing activities in 1995 consisted primarily of: (i) purchases of equipment for the Company's satellite delivery and production facility, (ii) purchases of equipment for the radio programming networks and (iii) the acquisition of certain radio programming network assets. The Company's investing activities during the nine months ended September 30, 1996 were principally to convert the delivery system of its radio programming networks to a digital satellite delivery system, for playback and other equipment for the GAC network and for other miscellaneous equipment. In addition, the Company invested $1.0 million in a radio programming venture in October 1996. The Company's fourth quarter 1996 capital expenditures, which are expected to be approximately $2.5 million, are primarily related to the completion of the conversion to a digital satellite delivery system and to the purchase of the equipment to effect the digital compression of one of the Company's satellite transponders. The Company's capital expenditures, excluding any future investments or acquisitions, are expected to be approximately $2.9 million in 1997.

  Net cash provided by financing activities for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 were $1.4 million, $8.3 million, $1.8 million and $1.3 million, respectively. The Company's financing activities have consisted primarily of borrowings from affiliates. In 1994, $6.6 million of borrowings were used to finance the construction of Earth Segment's satellite delivery and production support facilities.

  Effective August 15, 1996 the Company purchased all of the outstanding common stock of Galactic Radio from Global Group for $17.2 million. Global Group had acquired Galactic Radio from Jones Intercable, an affiliate of the Company, for $17.2 million on June 14, 1996. The purchase price was paid using $1.2 million in cash, which was advanced to the Company by Jones International, and with the balance in the form of a $16.0 million note.

  The Company intends to use a portion of the net proceeds of this offering to repay the $16.0 million note to Global Group, the $6.6 million note to Jones Intercable and all outstanding advances from Jones International, which advances totaled $3.2 million at September 30, 1996, and are expected to total approximately $5.7 million by December 1996.

  The Company is currently negotiating a commitment from a commercial bank for a $25 million credit facility. Borrowings under the credit agreement are expected to bear interest at a maximum of LIBOR plus 2.5% (currently approximately 8.0%), subject to reduction should the Company's financial ratios improve. The credit facility will be a revolving facility for the first two years and will mature five years from the date of the closing of the definitive credit agreement, and be secured by substantially all of the assets of the Company. The amount of available borrowings under the credit facility will be based on certain ratios of debt to operating cash flow as defined in the credit agreement. The Company does not expect to be able to access the entire credit facility until at least late 1997 or early 1998 and there can be no assurance the Company will ever achieve the ratios of debt to operating cash flow required to access a meaningful portion, if any, of the credit facility. Upon the consummation of this offering, the Company anticipates being limited to less than $4 million of available borrowings pursuant to these financial ratio provisions. The credit facility will also limit the Company's ability to incur additional indebtedness, enter into new capitalized lease obligations and pay dividends to its shareholders. The commercial bank's commitment is contingent on the consummation of this offering. The Company anticipates it will enter into a definitive credit agreement for this credit facility late in the first quarter of 1997, however, there can be no assurance that it will be able to negotiate a definitive agreement or obtain alternative financing on acceptable terms, if at all. The Company has received advances and loans from Jones International and related companies to fund its operating and investing activities in the past and anticipates that Jones International will make additional advances to the Company prior to the consummation of the offering. Jones International and such related companies are under no obligation to provide, nor does the Company expect them to provide, additional advances or loans to the Company subsequent to the consummation of the offering. Management believes that the net proceeds from this offering, operating cash flow and available borrowings under the credit facility will be sufficient to fund the Company's capital needs through at least December 31, 1997.

NEW ACCOUNTING PRONOUNCEMENTS

  The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), effective January 1, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations. The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") effective January 1, 1996. SFAS 123 recommends a fair-value-based method of accounting for employee stock compensation, including stock options. However, companies may choose to account for stock compensation using the intrinsic-value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. The Company elected to account for stock compensation using the intrinsic-value-based method, and thus SFAS 123 will not have any impact on reported operating results.

                                   BUSINESS

OVERVIEW

  The Company creates, develops, acquires, produces and distributes programming to radio stations, cable television system operators and other video distributors. The Company: (i) provides radio programming to radio stations in exchange for advertising time that it resells to national advertisers, (ii) provides television programming to cable television system operators and other video distributors, (iii) sells advertising time on its two television networks and receives license fees for its country music television network and (iv) owns and operates its own playback, uplink and satellite transmission facilities that both distribute the Company's programming and are subleased to others for a fee.

  The Company was founded by Glenn R. Jones. Mr. Jones is the Chairman and Chief Executive Officer of Jones Intercable, one of the top ten cable television MSOs serving more than 1.4 million basic subscribers in 48 cable television systems in the United States. Mr. Jones has been instrumental in leading the Company's early growth and continues as its majority stockholder and chairman. Mr. Jones has been a leader in the cable television business for over 35 years and in 1994 he was inducted into the Broadcasting and Cable Hall of Fame.

  The Company launched its first 24-hour satellite delivered radio program in 1989 and now provides 11 radio programs to 1,228 radio station affiliates in the United States and Canada. Approximately 60 of these affiliates receive more than one program from the Company. The Company's nine 24-hour music programs include popular music formats such as country and adult contemporary. The Company also distributes one long-form country music countdown program and one short-form country music news program. The Company generally provides its radio programming to radio stations in exchange for advertising time that the Company resells to national advertisers. In some cases, the Company also charges radio stations a license fee for radio programming. The Company, directly and through a joint venture, also provides audio music and information programming for distribution via cable television systems and for other applications.

  The Company's television programming is distributed through two networks:
PIN and GAC. The PIN Venture, a joint venture among the Company, Cox and Adelphia, operates the PIN network, a 24-hour television network that airs long-form advertising generally known as "infomercials." The Company introduced the PIN network in October 1993 to capitalize on the rapidly growing infomercial industry. The PIN network airs informational programming from major advertisers that include Ford Motor Company, State Farm Insurance, Schering-Plough Corporation and Sony Corporation, among others. In addition, the PIN network airs traditional direct response infomercials. The PIN network is currently available to approximately 7.3 million subscribers through 168 cable systems. Approximately 2.3 million of these subscribers are located in 12 of the top 25 DMAs. The GAC network is a 24-hour country music video network that was introduced in December 1995 to capitalize on the popularity of country music. The GAC network is currently available to approximately 0.9 million subscribers through 51 cable systems.

  The Company's satellite delivery and production support services provide reliable and efficient playback, trafficking, uplinking and satellite transmission services to the Company's networks. The Company believes that these distribution services allow it to have strict management and quality control over the distribution of its programming. The Company also sells its satellite delivery and production support services to certain related companies and to a third party. For the delivery of television programming, the Company has long-term leases for two transponders on strategically positioned satellites. Through the recent implementation of new digital compression technologies that are available to the Company for both of its leased satellite transponders, the Company has an increased amount of transponder capacity for its own television programming and for sublease to third party television networks. The Company also subleases space on other satellite transponders for delivery of its radio programming.

STRATEGY

  The Company's objective is to increase its revenue and operating cash flow by employing the following strategies:

  Create, Develop, Acquire and Produce Additional High-Quality
Programming. The Company believes that there is market demand for additional long-form and short-form radio programming in both larger and smaller markets due to the financial and creative constraints of many radio stations combined with their need to improve operating efficiencies. In addition, the Company believes there is a market for various 24-hour music and information programs that the Company does not currently distribute, such as classic country, talk radio and urban contemporary formats. The Company intends to develop and acquire radio programming addressing these market demands. In addition to creating, developing and producing its own programming, to reduce its financial exposure and to supplement its creative talent, the Company has entered into and will continue to seek agreements with third party programmers who bear the costs associated with developing and producing radio programming and who have special expertise in these markets.

  Increase the Distribution of its Programming by Expanding its Marketing and Sales Activities Directed at Radio Stations, MSOs and Advertisers. To increase its revenue, the Company must increase the distribution of and audience for its programming. The Company plans to market its television networks primarily to cable television systems in the top 25 DMAs. The Company relies on financial incentives and its established relationships with MSOs to market these networks. The Company may also seek to increase the distribution of the PIN network by offering enhanced financial incentives to MSOs. The Company intends to promote the benefits of long-form infomercial programming to major advertisers, with the goal of attracting more advertising from such advertisers and enhancing the quality of the PIN network's programming. The Company plans to increase its radio network marketing and sales activities in an effort to increase the number of its radio station affiliates and the size of its audience.

  Acquire or Create Complementary Businesses. The Company intends to expand its business by acquiring and/or creating businesses complementary to its business. Such complementary businesses could include competitors of the Company that create, produce and distribute programming or other companies that offer related services.

  Capitalize on its Satellite Delivery and Production Support Facilities. The Company's satellite delivery and production support facilities provide reliable, efficient playback, trafficking, uplinking and satellite transmission services to the Company. The Company's satellite facilities are strategically located on the 105th meridian which enables the Company to uplink its television programming to satellites serving international markets. The Company believes that through the recent implementation of new digital compression technologies that are available to the Company for both of its leased satellite transponders, it will be able to sublease an increasing amount of its transponder capacity to third parties.


  Although the Company intends to actively pursue these strategies, there can be no assurance that it will be successful in these endeavors.

RADIO NETWORKS

 The Radio Programming Market

  According to the FCC, there are approximately 10,000 commercial radio stations in the United States. Radio is a popular medium for advertising due to the short lead time between commercial production and broadcast, the relative ease and low cost of producing radio commercials and the fact that more than half of all radio listening occurs away from the home, closer to the point of purchase. Advertisers consider radio to be one of the most effective media to reach target audiences. Radio reaches its targeted demographics by using specific-format programming. According to industry sources, total radio advertising revenue was $11.3 billion in 1995.

  Radio stations compete for advertising revenue in their respective markets. To be competitive, radio stations are continuously seeking the highest quality programming at the lowest cost. Radio stations develop formats, such as music, news/talk or various types of entertainment programming, intended to appeal to a target listening audience with demographic characteristics that will attract national, regional and local commercial advertisers. However, limited financial and creative resources, among other things, prevent most radio stations from producing national quality programming. Accordingly, radio stations rely on network programming from independent producers or "syndicators", such as the Company, to enhance or provide their radio programming. By placing a program with radio stations throughout the United States, the syndicator creates a "network" of stations that carry its programming. A radio network typically provides programming to radio stations in exchange for a contractual amount of commercial broadcast time, usually expressed as a number of minutes per hour, which is then resold to advertisers. The Company believes that most commercial radio stations utilize radio network or syndicated third party programming. The commercial broadcast time for such programs may vary from market to market within a specified time period, depending upon the requirements of the particular radio station affiliate.

  The Telecom Act significantly changed the radio broadcast industry by repealing national limits on the number of radio stations that may be owned by one entity and by relaxing the common ownership rules in a single market. As a result, the Telecom Act has created a wave of radio station acquisitions and increased consolidation in the industry. This, in turn, has led many ownership groups to seek ways to cut costs, better manage their operations and improve their efficiencies. Radio networks, such as the Company's, may address these needs by providing quality programming to radio stations and reducing their personnel costs.

  Network radio programming is generally grouped into three formats:

  24-Hour Programming. This full-time programming is aired live and hosted by announcers. Examples of this type of programming include popular formats such as country, adult contemporary and oldies.

  Long-Form Programming. This type of programming is less than 24 hours in duration and is designed to fill, on a daily or weekly basis, one day part, generally a four to six-hour time period of the day such as mornings--6 a.m. to 10 a.m., middays--10 a.m. to 3 p.m., afternoons--3 p.m. to 7 p.m., evenings--7 p.m. to midnight, and overnights--midnight to 6 a.m. Examples of this type of programming include talk shows hosted by nationally known personalities and popular countdown shows hosted by nationally known disc jockeys.

  Short-Form Programming. This type of programming generally is less than 15 minutes in duration. Examples of this type of programming include news and commentary radio shows.

  Radio advertising is generally sold on the basis of a radio program's AQH. The AQH can range from zero for a small-market radio station to greater than 50,000 for a large-market radio station, with the majority of large-market stations in the range of 10,000-20,000. In order to increase advertising rates, it is necessary to increase the size (or rating) of the audience the program provider delivers to national advertisers.

 The Company's Radio Networks

  The Company distributes radio programming to 1,228 radio stations throughout the United States and Canada. In addition, approximately 60 of these stations receive more than one program. The Company's high-quality, distinctive programming is designed to enable radio stations to improve and differentiate their on-air presentations and increase their ratings, thereby increasing advertising revenue for both the radio stations and the Company.

  The Company currently delivers nine 24-hour music programs, one long-form program and one short-form program. The Company's long-form program, the Crook & Chase Country CountDown, is a weekly, four-hour country music countdown show. The Company's short-form program, The Nashville News Source, is a package of three country music news features distributed Monday through Friday via satellite and facsimile. The service includes a ninety-second news report and a commentary by Nashville entertainment reporter Jimmy Carter. Seven of the 24-hour formats were developed by the Company and two, Z-Spanish and The New Music of Your Life(TM), were acquired from third parties. The Company's 24-hour formats generally are targeted at stations in all market sizes, while its long-form and short-form formats generally are targeted toward radio stations in larger markets.

  The following table summarizes the Company's radio programming:

                                                                          YEAR
NAME OF PROGRAM                                                         LAUNCHED
---------------                                                         --------
 24-HOUR
US Country(TM).........................................................   1989
Adult Hit Radio(TM)....................................................   1989
Soft Hits(TM)..........................................................   1989
Good-Time Oldies(TM)...................................................   1990
CD Country(TM).........................................................   1993
New Adult Contemporary.................................................   1994
Z-Spanish..............................................................   1994
Rock Alternative(TM)...................................................   1996
The New Music of Your Life(TM).........................................   1996
 LONG-FORM
The Crook & Chase Country CountDown....................................   1996
 SHORT-FORM
The Nashville News Source..............................................   1996

  The Company's radio network has 70 on-air personalities, the majority of whom have extensive top 25 market experience. To supplement its in-house programming expertise, from time to time the Company enters into agreements with third-party programmers that develop and produce distinctive, high-quality programming. These programmers have expertise in developing programming for specific targeted audiences (e.g. ethnic, mature) and typically employ recognized talent. An example of such a relationship is The New Music Of Your Life(TM) program hosted by Gary Owens, Wink Martindale and other well-known radio personalities.

  The Company's agreements with third party programmers typically provide that the Company and the third party programmer each receive 50% of the net advertising and affiliate fee revenue generated by the programming. The programmer creates and develops the radio program and the Company markets the program to radio station affiliates, manages the relationship with the radio station affiliates, manages the sale of national advertising, provides technical support and provides other services. As a result, the programmer typically bears the costs associated with developing and producing the programming. The term of these license agreements is usually three to five years. The Company does not generally retain the rights to the programming upon the termination of these license agreements.

  The Company markets its radio programming directly to radio stations through its eight person affiliate sales group. The affiliate sales group utilizes industry market research and databases to identify prospective radio station affiliates and advertises in trade publications and attends industry conventions and trade shows to increase awareness of its radio networks.

 The Company's Other Audio Services

  The Company provides music and information audio programming designed to complement the video offerings of cable television system operators. The Company provides these services directly and through Superaudio. Superaudio is a partnership owned 50% by the Company and 50% by a third party that also programs and sells premium music programming directly to cable television operators and other video distributors. Superaudio offers nine formats of 24-hour programming: six stereo music formats and three information and entertainment formats. Superaudio's programming is distributed to cable systems serving approximately seven million subscribers. The Company also provides unobtrusive background music to cable operators to program behind a cable television system's text and classified advertising channels.

TELEVISION PROGRAMMING NETWORKS

 Market Overview--Long-Form Advertising

  The Company believes that, during recent years, advertisers evaluating the benefits of television and cable advertising have recognized the effectiveness and reasonable cost of long-form, informational programming, commonly known as infomercials. An infomercial is an advertisement, usually approximately one half-hour in length and often produced in an entertainment format, that is paid for by the advertiser on the basis of the time of day the infomercial is aired, market size and in certain cases past results from airing on a particular television station or cable television network. Regardless of the presentation format, the viewers are provided information that can be used to make informed purchasing decisions from their homes.

  Increasingly, advertisers are recognizing the benefits of infomercials as an effective marketing tool. The Company believes that infomercials provide advertisers with a cost-effective medium through which to deliver sales messages, product introductions or demonstrations to an interested target audience. Advertisers are recognizing that infomercials can increase a company's or product's brand awareness while educating potential new customers. The viewer or potential consumer is provided information that can be used to make more informed purchasing decisions. Unlike most traditional television advertising, the direct response nature of many infomercials provide advertisers with the ability to evaluate the differences in the effectiveness of their expenditures on an immediate basis.

  The Company believes that the infomercial industry has grown rapidly during the past several years. Historically, infomercials occupied time slots that were less profitable for broadcasters. Increasingly, infomercials are being placed in more expensive and attractive time periods such as daytime, early fringe and prime time, and are becoming a more widely accepted form of advertising.

  The production quality of infomercial programming by major advertisers has also increased the credibility of the infomercial industry. In addition, infomercials have recently been successfully utilized to promote newly introduced network television series and full length feature movies. The Company believes that as the benefits of infomercial programming become more widely understood, the number of advertisers and the volume of infomercial programming will continue to grow. In terms of demand for airtime, major corporate advertisers who use long-form programming for image building rather than direct selling messages may ultimately surpass infomercial programmers who rely on immediate sales to viewers via telephone response. Currently, major advertisers spend only a relatively small part of their overall advertising budget on infomercials. The Company believes that such advertising expenditures will continue to increase. According to industry sources, total infomercial advertising expenditures totalled $806 million, and infomercial sales totaled $1.6 billion in 1995, up from $663 million and $1.3 billion, respectively, in 1994.

 Product Information Network

  The PIN network is a satellite-delivered, long-form informational programming service. The audience for the programming is television viewers, primarily consisting of subscribers to cable television systems that air the programming. The PIN network programming is provided to cable system operators on its own dedicated channel 24-hours per day, seven-days per week. The PIN network is distributed on either a full or part-time basis on cable television systems representing approximately 7.3 million, or 12%, of the nation's cable television households.

  The Company developed and tested the concept of a 24-hour, long-form advertising network in 1993. The Company launched the PIN network in October 1993 on cable television systems owned and/or managed by Jones Intercable. To broaden the PIN network's distribution, the Company formed the PIN Venture with Cox and Adelphia to own and operate the PIN network. Both Cox and Adelphia distribute the PIN network on a number of their cable television systems.

  The PIN network airs a variety of infomercials. From 8:00 a.m. to midnight, the majority of the infomercials feature the products of major companies such as Ford Motor Company, State Farm Insurance, Schering-Plough Corporation and Sony Corporation. The balance of the programming time, most of which occupies the overnight time periods, is dedicated to traditional direct-response infomercial programming, usually featuring low cost household or personal use items.

  Advertising Customers. The PIN network's programming is produced and provided by its advertisers at no cost to the network. The PIN network's primary customers are major companies and their representative advertising agencies that advertise their products or services in the long-form format. The PIN network has developed the acceptance of long-form advertising by major companies through its agreement with CRN. The CRN relationship has helped to build the network's reputation as a vehicle for long-form advertising from Fortune 500 and other large companies. CRN purchases advertising time on the PIN network to air the long-form advertising of its clients. The PIN network now televises eight hours per day of programming created by CRN's clients, including Ford Motor Company, Schering-Plough Corporation and State Farm Insurance. National Media currently purchases approximately six hours of airtime a day on the PIN network. The PIN Venture has long-term agreements with its two largest customers, CRN and National Media, that secure air time purchases through December 1997 and April 1997, respectively. See "Risk Factors--Dependence on Advertising Relationships."

  Distribution. The PIN network's programming is currently available to approximately 7.3 million households in the United States on either a full or part-time basis. The PIN network is distributed principally through cable television systems, with a focus on those systems in the top 25 DMAs. This focus is generally a requirement for major companies that are considering or currently using long-form advertising. The PIN network currently provides programming to 168 cable television systems. The MSOs that carry the network on a portion of their cable systems include nine of the ten largest MSOs, including Tele-Communications, Inc., Time Warner, Inc., Comcast Corporation, Cablevision Systems Corporation, Continental Cablevision, Marcus Cable, Cox, Jones Intercable and Adelphia. The majority of the PIN network's present subscriber base is provided by Cox, Jones Intercable and Adelphia. The standard PIN network affiliation agreement generally requires a two-year commitment of carriage. In the case of cable systems that are owned or operated by Jones Intercable, Cox and Adelphia, the affiliation agreements are for terms of ten years, five years and five years, respectively, and expire on February 1, 2005, February 1, 2000 and October 1, 2001, respectively. See "Risk Factors--Risks Associated with Distribution of Television Programming."

  Incentive Program. The PIN Venture compensates cable operators for carriage of the PIN network through an incentive program. The PIN Venture pays to cable operators 50% of the PIN network's adjusted net advertising revenue (which is revenue less agency commissions and bad debt expenses) attributable to the time that the system carries the network's programming. Beginning in the first quarter 1997, the PIN Venture expects to increase the incentive to 60% in an effort to expand its distribution. For 1996, the incentive paid to the PIN Venture's full-time (24 hours per day) affiliates is estimated to be $1.05 per subscriber per year. In addition to these incentives, under certain conditions, the PIN Venture will provide co-op advertising support to cable operators.

  The PIN Venture Agreement. The three partners in the PIN Venture are the Company, Cox and Adelphia. Immediately prior to the consummation of the offering, the Company will acquire from Adelphia an 8.35% equity interest in the PIN Venture, in exchange for approximately 262,500 shares of the Company's Class A Common Stock. Following this transaction, the Company, Cox and Adelphia will own approximately 54%, 46% and .001%, respectively, of the PIN Venture. Adelphia can increase its equity interest in the PIN Venture in the future by providing additional subscribers to the PIN network on Adelphia's cable television systems.

  Pursuant to the PIN Venture Agreement, the Company manages the day-to-day operations of the PIN Venture. The PIN Venture has an Executive Committee consisting of five persons, two of whom are appointed by the Company, two by Cox, and one by Adelphia. The PIN Venture Agreement contains a number of provisions that either allow or require a partner to withdraw from the PIN Venture. The Company or Cox could be required to withdraw if the number of subscribers provided by either of them falls below a certain level. Such a withdrawal would cause a dissolution of the partnership. Additionally, Cox can withdraw from the PIN Venture after December 31, 1999. Such a withdrawal would cause Cox to lose its equity interest in the PIN Venture. The PIN Venture Agreement terminates on December 31, 2004, unless extended by the parties.

 Market Overview--Country Music

  According to industry sources, country music is one of America's most popular music formats and one of the fastest-growing segments of the music industry in the United States. Every week, 34 million Americans listen to country radio and with 2,532 radio stations now programming country music approximately 24% of all commercial radio stations, it has become the dominant radio format in the United States, reaching eight million more listeners a week than its closest competitor-format, adult contemporary. In 1995, country music was the top-rated format in 41 of the nation's top 100 markets.

 Great American Country

  The GAC network is a 24-hour country music video network featuring a mix of current top country hits and the best of past country hits. The GAC network was launched in December 1995 and is currently distributed to approximately
0.9 million subscribers on 51 cable television systems, most of which are owned or managed by Jones Intercable, an affiliate of the Company. The Company believes that the GAC network offers a programming mix with fewer commercials and more attractive economic carriage terms for cable system operators, including more local advertising spots, than its principal competitor. Since its debut, GAC has concentrated on refining its programming and on-air presentation in order to broaden its carriage. The Company acquires the music videos that it airs on the GAC network at no cost from record companies, which use this medium to promote their performing artists. The Company produces the other programming on the GAC network. The GAC network targets the largest, most influential and affluent market segment of the country music audience-- the 25-54 age group. The GAC network's music video mix is geared toward this segment's preference for familiar country music artists. The Company believes that the GAC network benefits from the Company's experience in the country music radio programming business.

SATELLITE DELIVERY AND PRODUCTION SUPPORT SERVICES

  The Company transmits its radio and television programming directly to radio stations, cable system operators and other video distributors. The programming is distributed via satellite transponders leased from third parties. The Company provides playback services, trafficking and ground-to-satellite transmission of its programming services from its uplink facility in Englewood, Colorado. The Company's satellite facilities are strategically located on the 105th meridian which enables the Company to uplink programming to satellites serving international markets. The Company leases one full satellite transponder on each of two strategically positioned GE Americom satellites, Satcom C-3 and Satcom C-4, which deliver a variety of popular cable television programming. The Company utilizes advanced technology in providing uplink, playback and trafficking services. The Company recently installed General Instrument Corporation's DigiCipher II (MPEG-2) compression equipment. This technology allows the Company to increase the compresion of its leased Satcom C-3 satellite transponder from 4:1 compression to 6:1 compression initially, and possibly higher levels in the future. This technology is also available for use on the Company's leased Satcom C-4 satellite transponder. Any excess capacity created by this new technology will be used for the distribution of the Company's programming, its affiliates' programming or third party programming. The Company subleases transponder space to the Company's affiliates and a third party. The Company's transponder leases expire in 2004. The Company's subleases with its affiliate and the third party expire in 2004 and October 1997, respectively.

COMPETITION

  Competition in the radio and television network markets is intense. The Company's radio network competes for advertising dollars and radio station affiliates with four major network radio distribution companies in the United States, as well as with a larger number of smaller independent producers and distributors. In addition, the dominant competitors in the industry are affiliated with major station owners, have recognized brand names and have large networks which include affiliates to which such competitors pay compensation to broadcast the network's commercials.

  The Company's largest direct competitors include ABC Radio Networks, Westwood One Radio Networks, CBS Radio Networks and Premiere Radio Networks. The Company estimates that these networks received a majority of total network radio advertising revenue in 1995. The principal competitive factors in the radio industry are the quality and creativity of programming and the ability to provide advertisers with a cost-effective method of delivering commercial advertisements. There can be no assurance that the Company will be able to compete successfully for radio advertising revenue.

  Radio networks also face competition from improving technologies available to local radio stations that may enable them to pre-record their local announcers and automate their operations, thereby allowing them to reduce costs and operate more efficiently. Another potential technological advance, DARs, may permit national radio stations to broadcast digital quality radio programming nationwide to homes, automobiles and other locations via satellite. The Company cannot predict what effect the potential future development of digital automation or DARS will have on the radio industry or the Company.

  The Company's television networks compete for distribution on cable systems, viewers and advertising revenue with hundreds of cable and broadcast television networks supplying a variety of infomercial and entertainment programming. The PIN network competes directly with at least three other infomercial networks: Infomall TV, Access Television Network and GRTV, certain of which have greater distribution than the Company. Infomall TV is an infomercial network carried by its affiliated broadcast television stations. Access Television Network delivers infomercial programming for use during "remnant time." Remnant time is time that is made available by "rolling-over" infomercials contained in other network programming or time that is not used by the cable operator such as blacked out programming and unused leased access time. GRTV, is a new infomercial network that was recently launched. Also, Spice Entertainment Co. and Williams Worldwide have recently announced that they have formed a joint venture to develop an infomercial network that they expect will be launched in 1997. In addition, the Company believes that new infomercial networks are currently being planned or formed that will compete directly with the PIN network. The PIN network also competes with at least 30 cable television networks, many of which have a substantial number of subscribers, that air infomercial programming.

  The GAC network's principal direct competitor is Country Music Television ("CMT"), an advertiser-supported basic cable network that delivers country music videos 24-hours per day. The Company believes that CMT's programming is driven by the most current country music releases and is targeted to a younger audience than the GAC network. The GAC network also competes with The Nashville Network, which plays country music videos during a portion of the broadcast week. Most of its music programming is focused on theater-style music concert programming such as the Grand Ole Opry.

  The Company expects to encounter additional competition for viewers as technological advances, such as the deployment of digital compression technology, the deployment of fiber optic cable and the "multiplexing" of cable services, allow cable systems to greatly expand their channel capacity and, as a result, their ability to add new networks. In addition, there can be no assurance that the infomercial concept will continue to be acceptable to advertisers and consumers or that it will be able to compete against other forms of advertising.

  The Company competes in the delivery of domestic satellite services with microwave carriers, satellite service providers and full service teleports. Some of the Company's principal competitors, many of which have substantially greater financial and other resources, include Vyvx Teleport, MicroNet Inc., ID/B Keystone, Rainbow Network Communications, Washington International Teleport, Inc. and Brewster Teleport. The Company believes that transmission quality, reliability and price are the key competitive factors in this market.

  As there are generally few legal barriers or proprietary rights to prevent entry into the Company's markets, the Company could in the future face competition from new competitors offering services similar to that of the Company. The Company's radio and television networks also compete with other forms of media for advertising dollars, such as broadcast television, print, outdoor and other media. Many of the Company's competitors have greater resources than the Company and there can be no assurance that the Company will be able to compete successfully in the future. If the Company is unable to compete successfully for distribution of its networks and advertising revenue, it could suffer a material adverse effect. See "Risk Factors--Competition."

GOVERNMENT REGULATION

  Although the Company's radio and television networks are not generally directly regulated by the FCC, the radio stations and cable television systems and other video distributors to which the Company sells its programming are regulated. As a result, the federal laws and FCC regulations that affect these entities indirectly affect the Company.

  The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC. Among other things, the FCC adopts and implements regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and has the power to impose penalties for violations of its rules or federal statutes. Such regulation may adversely affect the Company's business. The Telecom Act is significantly changing the radio broadcast industry by repealing national limits on the number of radio stations that may be owned by one entity and by relaxing the common ownership rules in a single market. These measures have led to greater radio industry consolidation. The effects of the Telecom Act on the broadcasting industry and thus on the Company's radio networks are uncertain, and there can be no assurance that it will not negatively impact the Company in the future.

  The cable television industry is subject to extensive federal, state and local regulation. Regulation can take the form of price controls, programming carriage requirements and programming content restrictions. Such regulation could affect the availability of time on local cable television systems for sale by the Company as well as the price at which such time is available. There can be no assurance that material adverse changes in regulations affecting the cable television industry, in general, or the Company, in particular, will not occur in the future.

  The Company's satellite delivery and production support services are directly regulated by the FCC. The Company holds FCC microwave and earth station uplink licenses, which it utilizes to provide delivery and support services. Because the licenses held by the Company relate primarily to the technical operation of its microwave and uplink facilities, which are used for internal purposes and program delivery, there are only limited regulatory burdens associated with maintaining these licenses in good standing. See "Risk Factors--Government Regulation."

FACILITIES

  All of the Company's facilities are located in Englewood, Colorado. The Company subleases office space from Jones Intercable, an affiliate of the Company, as well as office space and studio space from third parties. See "Certain Relationships and Related Transactions." The Company also leases satellite transponder capacity from a third party. In addition, the Company owns 8.4 acres of land and a satellite uplink facility. The Company believes its office space, studio space, satellite uplink facility and transponder capacity are adequate to meet its current needs.

ASSOCIATES AND OTHERS

  The Company refers to its employees as associates. As of September 1, 1996, the Company had 101 full-time associates and 53 part-time associates. In addition, the Company maintains relationships with independent writers, program hosts, technical personnel and producers. None of the Company's associates are covered by a collective bargaining agreement and the Company believes its employee relations to be good.

LEGAL PROCEEDINGS

  The Company is involved in routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all such routine legal proceedings in the aggregate will not have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

  The Company currently has three directors: Glenn R. Jones, Chairman of the Board of Directors, Gregory J. Liptak, President of the Company, and Jay B. Lewis, Vice President/Chief Financial Officer of the Company. Concurrent with the consummation of this offering, the Board will be expanded to consist of five directors and the then-existing Board will fill the vacancies created by such expansion by appointing the two nominees named below.

  Set forth below is certain information concerning each person who is presently an executive officer or director of the Company. Information is also provided for certain key employees and director nominees. All directors hold office for a period of one year or until their respective successors are elected and qualified, or until their earlier resignation or removal.

             NAME                                POSITION                   AGE
             ----                                --------                   ---
Glenn R. Jones................ Chairman of the Board                         66
Gregory J. Liptak............. President and Director                        57
Jay B. Lewis.................. Group Vice President/Chief Financial Officer  38
                               and Director
Elizabeth M. Steele........... Vice President and Secretary                  44
Keith D. Thompson............. Chief Accounting Officer                      29
Eric Hauenstein............... Vice President/General Manager--Radio         48
                               Networks (1)
Phillip H. Baykian............ Vice President of Programming and             43
                               Operations--Radio Networks (1)
Charles Price................. Vice President/General Manager--PIN (1)       43
P. Craig Chambers............. Vice President/General Manager--GAC (1)       50
Gary D. Edens................. Director Nominee                              54
Michael L. Pandzik............ Director Nominee                              51

--------
(1)An officer of a subsidiary of the Company, but not of the Company itself.

  The Company's bylaws provide that the Company shall have no fewer than one director and no more than ten directors. Subject to such limitation, the number of directors may be fixed from time to time by the Board. Executive officers of the Company hold office until their successors are chosen and qualified, subject to earlier removal by the Board. The Company expects to use its best efforts, as soon as practicable after April 1, 1998, to nominate a person selected by Adelphia to the Company's Board.

  The principal occupations for at least the past five years of each of the directors, proposed directors, executive officers and certain key employees of the Company are as follows:

  GLENN R. JONES has served as Chairman of the Board of the Company since it was founded in 1993 and served as its President from 1993 to October 1996. Mr. Jones has been involved in the cable television business in various capacities since 1961 and currently serves as a director and/or executive officer of many of the Company's affiliates, including Chief Executive Officer and a director of Jones Intercable, one of the ten largest MSOs in the United States, Chief Executive Officer and Chairman of the Board of Directors of Jones Education Company ("Jones Education"), an educational programming, products and services company and director and vice chairman of Bell Canada International Inc. Mr. Jones will continue to devote a substantial amount of his time to the Company's affiliates. Mr. Jones received a B.S. in Economics from Allegheny College and a J.D. from the University of Colorado School of Law. In 1994, Mr. Jones was inducted into the Broadcasting and Cable Hall of Fame.

  GREGORY J. LIPTAK has served as a director of the Company since 1993, was elected an Assistant Vice President in January 1996 and was elected as President in October 1996. Mr. Liptak has been associated with the Jones International group of companies since March 1985. He has served as Vice President of Operations, Group Vice President of Operations and President of Jones Intercable from 1985 to 1989, as President of Mind Extension University, Inc., a subsidiary of Jones Education, and President of Jones Spacelink, Ltd., from 1989 to 1995. From 1975 to 1985, Mr. Liptak served as an executive officer of Times Mirror Cable Television, Inc. Mr. Liptak received a B.S. and M.S. in Marketing and Communications from the University of Illinois. Mr. Liptak was also the co-founder and first president of CTAM, the Cable Television Marketing Society, and has also served as Chairman of the Cable Television Advertising Bureau.

  JAY B. LEWIS has served as Vice President/Finance and as Chief Financial Officer of the Company since July 1996 and was elected Group Vice President/Finance, and appointed as a director, in October 1996. Mr. Lewis has also served as Treasurer of the Company since September 1994. From January 1995 until October 1996, Mr. Lewis was Vice President of Finance and Treasurer of Jones International, an affiliate of the Company, and certain of its subsidiaries. From February 1986 to December 1994, Mr. Lewis was employed in various capacities, including Controller and Treasurer, by Jones Spacelink, Ltd., a former affiliate of the Company. Prior to joining the Jones International group of companies, Mr. Lewis was employed by Arthur Young & Co. (now Ernst & Young LLP), a public accounting firm. Mr. Lewis received a B.S. in Accounting from the University of Wyoming in 1980.

  ELIZABETH M. STEELE has served as Secretary of the Company since it was founded in 1993 and as Vice President of the Company since November 1995. Ms. Steele has also served as Vice President and Secretary of Jones Education since it was founded in 1990. Ms. Steele has also served as Vice President/General Counsel and Secretary of Jones Intercable, as well as general counsel to certain of Jones Intercable's and the Company's affiliates since 1987. Ms. Steele will continue to devote a significant amount of her time to these affiliates. From 1980 through 1987, Ms. Steele practiced law with the Denver law firm of Davis, Graham & Stubbs LLP, where she was elected a partner in 1985. Ms. Steele received a B.A. in History from Hamilton College and J.D. from the University of New Mexico.

  KEITH D. THOMPSON has served as Chief Accounting Officer of the Company since October 1996. Mr. Thompson has also served as Chief Accounting Officer of Jones Education since August 1996, a position he continues to hold. Mr. Thompson has also been associated with Jones International since October 1994, serving as a Senior Accountant from October 1994 to April 1995, as an Accounting Manager from April 1995 to January 1996 and as Director of Accounting from January 1996 to the present. Mr. Thompson will continue to devote a substantial amount of his time to Jones International and its affiliates. From July 1989 to October 1994, Mr. Thompson was an auditor for Deloitte & Touche LLP. Mr. Thompson received a B.S. in Accounting from Oral Roberts University and is a Certified Public Accountant in the State of Colorado.

  ERIC HAUENSTEIN has served as Vice President/General Manager--Radio Networks since 1994. During his twenty-five years of radio station management and ownership, he has been responsible for the operation of over twenty radio stations, including KDKB in Phoenix and KBPI in Denver. From 1991 to 1994, he was the General Manager of three radio stations in Richmond, Virginia. He has also served on state and national boards of directors for the radio industry including the National Association of Broadcasters, the National Radio Broadcasters Association, the Arizona Broadcasters Association and the Virginia Association Broadcasters. He attended St. Louis University and the University of Cincinnati.

  PHILLIP H. BAYKIAN has served as Vice President of Programming and Operations--Radio Networks since 1991. Mr. Baykian has nearly 25 years in on-air and programming experience. He served as Vice President of Programming for Drake Chenault Radio Consultants in Albuquerque, New Mexico from 1986 to 1991. Previously, he was Operations Consultant for TM Programming, a radio industry programming consultant company, from 1981 to 1986. Mr. Baykian attended Delta College at University Center.

  CHARLES PRICE joined the PIN Venture as its Vice President and General Manager in February 1996. Prior to serving as an independent consultant from September 1995 to February 1996, Mr. Price served as President of Infomall Cable Network, a planned subsidiary of Paxson Communications, from April 1995 to September 1995. Mr. Price served as Executive Vice President of 'S'--The Shopping Network from June 1994 to December 1994, as Vice President, Western Division of QVC, Inc. from 1989 to 1994, and as Vice President of Affiliate Relations for the Cable Value Network from 1986 until 1989. Mr. Price began his career in the cable television industry by working in management posts with Saticom Enterprises, Inc., Warner Amex Satellite Entertainment Company and Showtime Network, Inc. from 1980 to 1986. Mr Price received a B.A. in Business Management and Communications from Southwest Texas State University in 1976.

  P. CRAIG CHAMBERS has served as Vice President/General Manager--GAC since December 1995. Mr. Chambers has been involved in cable network sales, marketing and management for 12 years. From 1991 to 1995, Mr. Chambers served as General Manager of the Western United States and Canada region for Group W Satellite Communication. Group W Satellite Communications' basic cable networks include TNN--The Nashville Network, and CMT--Country Music Television. Mr. Chambers received his MBA in Marketing from the University of Portland and his B.S. in Journalism and Broadcasting from the University of Oregon.

  GARY D. EDENS has agreed to serve as a director of the Company upon consummation of this offering. Mr. Edens has been President of The Hanover Companies, Inc. since 1994. From 1984 to 1994, he served as Chairman and Chief Executive Officer of Edens Broadcasting, Inc., the owner of nine radio stations in four states. Mr. Edens served in various positions in the radio business from 1964 to 1984, including President of Southern Broadcasting Company from 1981 to 1984. Mr. Edens serves as a director of Inter-Tel, Inc. Mr. Edens received a B.S. from the University of North Carolina.

  MICHAEL L. PANDZIK has agreed to serve as a director of the Company upon consummation of this offering. Mr. Pandzik has served as President of the National Cable Television Cooperative since 1985. From 1966 to 1985, Mr. Pandzik held various positions in the communications industry. Mr. Pandzik received an M.S. from the University of Kansas and a B.S. from the University of Nebraska.

COMMITTEES

  The Company's Board currently has no committees. The Board intends to establish an executive committee, a compensation committee and an audit committee within 90 days after the completion of this offering. The membership of such committees will be established after the offering.

  The executive committee will consist of two directors and will be responsible for acting in the Board's stead, except where action by the full Board is required by law or by the Company's articles of incorporation or bylaws. The compensation committee will consist of three directors, two of whom will be independent directors. The compensation committee will determine compensation, excluding awards under the Company's 1996 Stock Option Plan, for the Company's executive officers and other employees.

  The audit committee will consist of three directors, two of whom will be independent directors. The audit committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

COMPENSATION OF DIRECTORS

  The Company intends to pay its directors who are not officers of the Company for their services as directors. Directors who are not officers of the Company will receive $2,500 per quarter for services rendered as a director and $500 for attending each meeting of the Board or one of its committees. Directors who are also officers of the Company will not be paid any director fees. All directors will be reimbursed for their expenses in attending Board and committee meetings.

EXECUTIVE COMPENSATION

  None of the officers, directors or other employees of the Company has an employment contract with the Company. Glenn R. Jones, the President of the Company during 1995 and through October 1996, received no compensation from the Company during the years ended December 31, 1995 or 1996.

  The following table sets forth certain information regarding the compensation for services in all capacities to the Company for the years ended December 31, 1995 and 1996 for the President of the Company and the other executive officers of the Company whose annual salary and bonus exceeded $100,000 during such period (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                   YEAR  ANNUAL COMPENSATION
                                   ---- -----------------------     ALL OTHER
   NAME AND PRINCIPAL POSITION            SALARY       BONUS     COMPENSATION(1)
   ---------------------------          ----------   ----------  ---------------
Glenn R. Jones                     1996  $         0  $        0     $    0
 Chairman of the Board and
  President(2)                     1995            0           0          0
Gregory J. Liptak(3)               1996      156,134      46,750      8,561
 President                         1995      156,134      46,750     21,843
Eric Hauenstein                    1996      139,006         --       8,340
 Vice President /General Manager--
  Radio Networks                   1995      142,713      20,000      7,370

--------
(1) The Company's employees are entitled to participate in a 401(k) profit sharing plan and/or a deferred compensation plan. The amounts shown in this column represent the Company's contributions to the 401(k) profit sharing plan and/or the deferred compensation plan for the benefit of the named person's account.

(2) Mr. Jones was President of the Company during 1995 and through October 1996, but did not receive any compensation for services rendered to the Company during those years.

(3) Mr. Liptak became President of the Company in October 1996. Mr. Liptak's total compensation for services rendered to the Company during 1995 and 1996 represents an allocation of the total compensation paid to Mr. Liptak by Jones International for these years based upon the time allocated to the Company's business. Mr. Liptak served as an executive officer of certain of the Company's affiliates during 1995 and 1996. Subsequent to the consummation of this offering, Mr. Liptak will devote all of his time to the business of the Company. The Company expects that it will pay Mr. Liptak an annual salary of $284,000 in 1997.

  The Company expects to pay annual compensation in excess of $100,000 to each of Messrs. Lewis, Price and Chambers in 1997.

STOCK OPTION PLAN

  The Company has adopted an employee stock option plan (the "Plan") that provides for the grant of stock options and stock appreciation rights ("SARs") to employees or individuals providing services to the Company. The Plan is construed, interpreted and administered by the Board or a committee of two or more non-employee directors. The committee or the Board determines the individuals to whom options are granted, the number of shares subject to the options, the exercise price of the options (which may be below fair market value of the stock on the date of grant), the period over which the options become exercisable and the term of the options. The committee or the Board has the discretion to set other terms and provisions of stock options as it may determine from time to time, subject only to the provisions of the Plan.

  The Plan covers an aggregate of up to 630,000 shares of the Company's Class A Common Stock. The number of shares available for grant of options under the Plan and the number of shares included in each outstanding option are subject to adjustment upon recapitalizations, stock splits or other similar events that cause changes in the Company's Class A Common Stock. Shares of Class A Common Stock underlying options that expire unexercised are available for future option grants under the Plan.

  The Plan provides for the grant of incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-statutory stock options that do not qualify as incentive stock options under Section 422 of the Code ("Non-Qualified Options"). Options granted may be either Incentive Options or Non-Qualified Options or a combination of the two. The exercise price of each Incentive Option granted must be at least equal to the fair market value of the Class A Common Stock on the date the Incentive Option is granted. The exercise price of Non-Qualified Options may be less than the fair market value of the Class A Common Stock on the date the Non-Qualified Option is granted. If an Incentive Option is granted to an employee who then owns stock possessing 10% of the total combined voting power of all classes of stock of the Company, the exercise price of the Incentive Option must be at least equal to 110% of the fair market value of the Class A Common Stock on the date the Incentive Option is granted.

  The maximum term of options granted under the Plan is generally ten years, but with respect to an Incentive Option granted to an employee who then owns stock possessing 10% of the total combined voting power of all classes of stock of the Company, the maximum term of the option is five years. Subject to the foregoing limitation, the Committee or the Board determines the term of the options and the period over which they vest and become exercisable.

  SARs may be granted in tandem with options granted under the Plan. Each SAR entitles the participant, upon the exercise of the SAR, to receive the excess of the fair market value of a share of Class A Common Stock on the exercise date over the fair market value of the share on the date the SAR was granted. An SAR is exercisable only to the extent the associated stock option is exercisable. To the extent the option is exercised, the accompanying SAR will cease to be exercisable, and vice versa. An SAR may be exercised only when the market price of Class A Common Stock subject to the option exceeds the exercise price of such option.

  Options and associated SARs are not transferable, except by will or pursuant to the laws of descent and distribution, and are exercisable only by the option holder during his lifetime or, in the event of disability or incapacity, by the option holder's guardian or legal representative.

  The vesting of options and associated SARs is accelerated upon a "Change in Control" of the Company. A Change in Control is deemed to have occurred if:
(i) a person (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, in one or more transactions, of shares of Class
A

Common Stock and/or Class B Common Stock of the Company representing 35% or more of the total number of votes that may be cast by all shareholders of the Company voting as a single class, without the approval or consent of the Company's Board of Directors, (ii) there is a consolidation or merger of the Company in which the Company is not the surviving corporation or (iii) a plan or proposal for the liquidation or dissolution of the Company is adopted.

  The Board may amend the Plan at any time or may terminate it without the approval of the shareholders; provided, however, that shareholder approval is required for any amendment to the Plan that increases the number of shares for which options may be granted, materially increases the benefits accruing to participants in the plan or materially modifies the eligibility requirements for participation in the Plan. However, no action by the Board or shareholders may alter or impair any option previously granted without the consent of the optionee.

  As of January 10, 1997, the Company had not granted any options or SARs. The Company anticipates granting stock options to certain of its officers and employees prior to the completion of this offering.

  Certain Federal Income Tax Consequences. The following discussion, which is based on the law as in effect on January 10, 1997, summarizes certain federal income tax consequences of participation in the Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Plan, nor does it cover state, local or non-U.S. taxes.

  In general, an optionee realizes no taxable income upon the grant or exercise of an Incentive Option. However, the exercise of an Incentive Option may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an Incentive Option within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a corresponding deduction is available to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

  In general, in the case of a Non-Qualified Option, the optionee has no taxable income at the time of grant if the option price is equal to the fair market value of the Shares at date of grant, but realizes ordinary income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the option price, a corresponding deduction is available to the Company, and upon a subsequent sale or exchange of the shares, appreciation or depreciation after the date of exercise is treated as capital gain or loss for which the Company is not entitled to a deduction. In general, an Incentive Option that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as a Non-Qualified Option. Incentive Options are also treated as Non-Qualified Options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

  The grant of SARs has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the amount received is generally taxable as ordinary income, and the Company is entitled to a corresponding deduction.

  Under the so-called "golden parachute" provisions of the Code, the vesting or accelerated exercisability of awards in connection with a Change in Control of the Company may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the Change in Control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Plan, may be subject to an additional 20% federal tax and may be nondeductible to the Company.

  The foregoing constitutes a brief summary of the principal federal income tax consequences related to the grant and exercise of stock options and SARs based on current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences. Recipients of stock options or SARs under the Plan are urged to consult their own tax advisors with respect to the consequences of their participation in the Plan.

EMPLOYEE INVESTMENT 401(K) PLAN

  The Company's employees are eligible to participate in an Employee Profit Sharing/Retirement Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, eligible employees are permitted to defer receipt of up to 16% of their annual compensation, subject to a limit prescribed by statute. The Company currently matches 50% of the employees' deferrals up to a maximum of 6% of their annual compensation. The Company's contribution vests immediately. Subject to certain restrictions, contributions to the 401(k) Plan are invested by the trustees of the 401(k) Plan in accordance with the directions of each participant. All employees of the Company who earn 1,000 hours of credited service over one year are eligible to participate in the 401(k) Plan on the first day of the January or July next following the date that the eligibility requirement has been met.

  Participants or their beneficiaries are entitled to payment of benefits: (i) upon retirement either at or after age 65, (ii) upon death or disability or
(iii) upon termination of employment, if the participant elects to receive a distribution of his account balance. In addition, hardship distributions and loans to participants from the 401(k) Plan are available under certain circumstances. The amount of benefits ultimately payable to a participant under the 401(k) Plan will depend on the performance of the investments to which contributions are made on the participant's behalf. During 1995, the Company contributed approximately $25,000 to the 401(k) Plan on behalf of its employees.

DEFERRED COMPENSATION PLAN

  Certain of the Company's key employees are eligible to participate in a Deferred Compensation Plan (the "Deferred Compensation Plan"). Key employees eligible to participate in the Deferred Compensation Plan constitute a select group of highly compensated or management personnel and are selected by the Company's Board. Under the Deferred Compensation Plan, key employees are permitted to defer receipt of up to 100% of their annual compensation. The Company currently matches the key employees' deferrals up to a maximum of 6% of their contributions. The funds are deposited with Norwest Bank Colorado, NA, as Trustee of the Deferred Compensation Plan's Public Trust, and they are invested in a number of pre-selected investment funds. Both the key employees' contributions and the Company's contributions are at all times subject to the claims of the Company's general creditors.

  Key employees who participate in the Deferred Compensation Plan receive a distribution of their contributions, the Company's contributions, and earnings attributable to those contributions on their separation from employment with the Company or their death. The Deferred Compensation Plan also permits hardship distributions in certain circumstances. The amount of benefits ultimately payable to a key employee participant depends upon the performance of the investment funds held by the trust. During 1995, the Company contributed approximately $51,000 to the Deferred Compensation Plan on behalf of its key employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1996, the Company's Board set the compensation of the Company's executive officers and was comprised of Mr. Jones and Mr. Liptak and additionally, beginning in October 1996, Mr. Lewis. Messrs. Jones, Liptak and Lewis served as executive officers of the Company and certain of its subsidiaries, and also served as directors and officers of a number of the Company's affiliates, during 1996. As individuals, the Company's executive officers and directors had no transactions with the Company. See "Certain Relationships and Related Transactions" for a discussion of certain transactions between the Company and its affiliates.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In the following transactions no third party bids or appraisals were obtained. In addition, certain of these transactions are by their nature unique to the companies involved. Although the Company believes that these transactions were fair to the Company, no assurance can be given that the terms of these transactions were generally as favorable to the Company as could have been obtained from unaffiliated third parties. The transactions described below, other than the loans and advances, are expected to continue subsequent to the offering and additional agreements and transactions with affiliated parties may occur in the future. Prior to September 30, 1996, the Company also engaged in certain transactions with Earth Segment, as well as the entities it acquired in the Pre-Offering Transactions, which are not described below.

  Where applicable, references in this section to amounts paid to or by the Company include amounts paid to or by the PIN Venture and Superaudio as well as the Company.

PRE-OFFERING TRANSACTIONS

  Immediately prior to the consummation of the offering, the Company will acquire Glenn R. Jones' 19% equity interest in Jones Infomercial Networks, Inc., the subsidiary through which the Company has invested in the PIN Venture, and Mr. Jones' 19% equity interest in Great American Country, Inc., the subsidiary through which the Company operates the GAC network, in exchange for 333,333 shares of the Company's Class A Common Stock. Also immediately prior to the consummation of the offering, the Company will acquire the transponder leases and related subleases owned by Space Segment, an affiliate of the Company, in exchange for 416,667 shares of the Company's Class A Common Stock.

ADVANCES

  Since its inception, the Company has received advances from Jones International to fund its activities. These advances have no maturity date and accrue interest at the published prime rate plus 2% (approximately 8%, 9%, 11% and 10% in 1993, 1994, 1995, and the first nine months of 1996, respectively). The Company paid interest on these advances of approximately $11,000, $8,000, $175,000 and $138,000 for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively. The largest total amount of outstanding advances from Jones International in 1995 was approximately $2.2 million in December 1995. These advances totalled approximately $3.2 million at September 30, 1996 and are expected to total approximately $5.7 million by December 1996. The Company intends to use a portion of the net proceeds from this offering to repay these advances in full. Jones International is under no obligation to provide, nor does the Company expect it to provide, additional financial assistance to the Company subsequent to the consummation of this Offering. See "Use of Proceeds."

PURCHASE OF JONES GALACTIC RADIO, INC. AND JONES EARTH SEGMENT, INC.

  Effective August 15, 1996, the Company purchased all of the common stock of Galactic Radio from Global Group, an affiliate of the Company, for $17.2 million. Galactic Radio is a holding company that owns a 100% interest in Jones Radio Network, Inc. and, indirectly, a 50% interest in Superaudio. Global Group had acquired Galactic Radio from Jones Intercable, another affiliate of the Company, for a $17.2 million purchase price on June 14, 1996. The $17.2 million purchase price paid by the Company for Galactic Radio consisted of $1.2 million in cash and a $16.0 million note payable to Global Group. The note payable to Global Group bears interest at 8.25% per annum and is payable quarterly. Principal payments are due in quarterly installments beginning May 15, 2000. The note is secured by all of the assets of the Company's radio network programming business.

  Effective September 30, 1996, the Company purchased all of the common stock of Earth Segment from Mr. Jones and Jones International for 110,833 shares and 472,500 shares, respectively, of the Company's Class A Common Stock. Earth Segment, now a wholly owned subsidiary of the Company, owns the real and personal assets through which the Company provides playback, trafficking and uplinking services.

TAX SHARING AGREEMENT

  The Company joins in filing a consolidated tax return as provided for under the terms of a tax allocation agreement with Jones International and certain of Jones International's subsidiaries. Pursuant to the terms of the tax allocation agreement, tax provisions (benefits) are allocated to the members of the tax sharing group based on their respective pro rata contribution of taxable income (loss) to Jones International's consolidated taxable income
(loss).

  The tax allocation agreement gives Jones International the option to either make a payment of the tax benefits due to the members of the tax sharing group or to defer such payments until a subsequent taxable period in which the member generates taxable income and has a tax payment due either to Jones International or to a federal or state taxing authority. Such payments may be deferred by Jones International for a period not to exceed five years from the date the tax benefits were incurred and will accrue interest at the prime rate in effect at the time the deferred amounts originate.

  In 1993, 1994 and 1995, the Company recognized income tax benefits as a result of the tax sharing arrangement of approximately $6,000, $73,000 and $303,000, respectively. A current income tax benefit of $450,043 was recognized by the Company as of September 30, 1996, which assumes Jones International will utilize substantially all of the Company's tax losses generated during 1996. Adjustments, if any, will be based upon Jones International and its subsidiaries actual taxable income for the year ending December 31, 1996. Upon the consummation of this offering, less than 80% of the Company's outstanding Common Stock will be owned by Jones International and, therefore, the Company will no longer be included in the Jones International tax allocation agreement.

UPLINKING AND OTHER SERVICES

  The Company has agreements to provide uplinking, playback, trafficking and related services to Jones Education, an affiliate of the Company, that terminate on December 31, 2004. The Company has the right to terminate the uplinking agreement upon 30-days written notice. The Company received approximately $1.0 million, $1.4 million, $1.9 million and $1.5 million from Jones Education for these services in 1993, 1994 and 1995, and the nine months ended September 30, 1996, respectively.

TRANSPONDER AGREEMENTS

  The Company subleases to Jones Education a non-preemptible transponder on a domestic communications satellite that the Company currently leases from a third party. The Company has the right to terminate the sublease at any time upon 30-days written notice. The monthly payments under the sublease may be adjusted periodically through the December 2004 expiration date based on the number of customers using the transponder. The Company received lease payments of approximately $0, $267,000, $1.2 million and $639,000 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996, respectively.

  The Company subleases from Jones Satellite Holdings, Inc. ("Satellite Holdings"), an affiliate of the Company, an audio channel on a non-preemptible satellite transponder on the Galaxy V communications satellite for approximately $58,000 per month. Satellite Holdings has the right to terminate the sublease prior to its May 2004 expiration date upon 30-days written notice. Satellite Holdings leases the transponder from a third party pursuant to a lease that terminates in 2004. Satellite Holdings charged the Company lease payments of approximately $633,000, $633,000, $696,000 and $522,000 for the years ended December 31,
1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively.

SALES COMMISSIONS

  The Company earns up to a 3% commission on its sale of airtime for informational programming on certain network subsidiaries of Jones Education. The Company received commissions from Jones Education of approximately $52,000 and $183,000 for the year ended December 31, 1995 and for the nine months ended September 30, 1996, respectively.

AFFILIATE FEES

  The Company licenses the GAC network to certain cable television systems owned or managed by Jones Intercable. Jones Intercable and its affiliated partnerships paid total license fees to the Company of approximately $509,000 for the nine month period ended September 30, 1996. This affiliation agreement expires on December 31, 2010. See "Risk Factors--Risks Associated with Distribution of Television Programming." Superaudio also licenses its audio services to these systems. Jones Intercable and its affiliated partnerships paid Superaudio approximately $720,000, $720,000, $720,000 and $540,000 in fees for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively.

  The PIN network is distributed to Jones Intercable and its affiliated parnerships and to Cox and Adelphia, both partners in the PIN Venture. The current affiliation agreement with Jones Intercable expires on February 1, 2005. Under the terms of the affiliation agreements with these MSOs, the Company made incentive payments of approximately 33% of its net advertising revenue to the cable systems that carry its programming. The PIN venture now makes incentive payments of approximately 50% of its net advertising revenue to these systems. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, Jones Intercable and its affilated partnerships received incentive payments totaling approximately $0, $238,000, $1,056,000 and $784,000.

COMPUTER SERVICES

  A subsidiary of Jones International provides computer hardware and software services and miscellaneous related support services to the Company and other Jones International affiliates. This subsidiary charged service fees to the Company of approximately $28,000, $125,000, $493,000 and $399,000 for the
years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively.

OFFICE LEASE AND SUBLEASE

  The Company leases and subleases office space in Englewood, Colorado from affiliates of Jones International on a month-to-month basis. The Company paid rent and associated expenses under these leases and subleases of approximately $0, $0, $31,000 and $39,000 for the years ended December 31, 1993, 1994 and
1995 and for the nine months ended September 30, 1996, respectively.

ADMINISTRATIVE SERVICES

  The Company reimburses Jones International and Jones Intercable for certain administrative services provided by these companies, such as legal, accounting, purchasing and human resources services. Jones International and Jones Intercable charge the Company for these services based upon an allocation of its personnel expense associated with providing these services. These allocated expenses totaled approximately $243,000, $110,000, $190,000 and $293,000, for the years ended December 31,
1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively.

CONFLICTS OF INTEREST OF MANAGEMENT

  Messrs. Jones and Thompson and Ms. Steele, who are officers and/or directors of the Company, are also officers or directors of certain affiliated entities and, from time to time, the Company may enter into transactions with these entities. Consequently, such officers and directors may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and such affiliates. In addition, such directors and/or officers may have such conflicts of interest with respect to corporate opportunities suitable for both the Company and such affiliates. Effective upon, and subject to, the consummation of this offering, any new material related party transaction will be approved by a majority of the disinterested members of the Board.

  Under the Colorado Business Corporation Act, as amended (the "Colorado Act"), no conflicting interests transaction shall be void or voidable or give rise to an award of damages in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of a corporation is a director or officer or has a financial interest or solely because the director is present at or participates in the meeting of the corporation's board of directors or of a committee of the board of directors which authorizes, approves, or ratifies the conflicting interest transaction or solely because the directors' vote is counted for such purpose, if: (i) the material facts as to the directors relationship or interest and as to the conflicting interest transaction are disclosed or known to the board of directors or the committee and said board of directors or committee authorizes, approves, or ratifies in good faith the conflicting interest transaction, (ii) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or known to the shareholders entitled to vote thereon and said shareholders specifically authorize, approve or ratify in good faith the conflicting interest transaction, or (iii) the conflicting interest transaction is fair as to the corporation.

  Conflicts of interest also may arise in managing the operations of more than one entity with respect to allocating time, personnel and other resources between entities. To the extent deemed appropriate by the Company, such conflicts would be resolved by employing additional personnel as necessary. See "Risk Factors--Conflicts of Interest; Transactions with and Reliance on Affiliates."

                             PRINCIPAL SHAREHOLDER

The following table sets forth certain information with respect to the beneficial ownership of the Class A Common Stock and Class B Common Stock as of January 10, 1997 and as adjusted to reflect the sale of shares offered hereby by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Class A Common Stock or Class B Common Stock, (ii) certain of the Company's directors, and (iii) all directors and executive officers of the Company as a group. Directors and Named Executive Officers of the Company who do not beneficially own any shares of Class A Common Stock or Class B Common Stock have been omitted from the following table. Except as otherwise indicated, each person named in the table has informed the Company that such person has sole voting and investment power with respect to all shares beneficially owned by such person.

                                CLASS A COMMON STOCK              CLASS B
                         -----------------------------------   COMMON STOCK
                            OWNED BEFORE      OWNED AFTER    OWNED BEFORE AND
                             OFFERING          OFFERING       AFTER OFFERING       PERCENT OF
                         ----------------- ----------------- ----------------- VOTE OF ALL CLASSES
                          NUMBER            NUMBER            NUMBER             OF COMMON STOCK
    BENEFICIAL OWNER     OF SHARES PERCENT OF SHARES PERCENT OF SHARES PERCENT   AFTER OFFERING
  --------------------   --------- ------- --------- ------- --------- ------- -------------------
Glenn R. Jones(1)....... 2,718,453    92%  2,718,453    43%  1,385,120   100%           89%
All executive officers
 and directors as a
 group (7 person(s))(2). 2,718,453    92%  2,718,453    43%  1,385,120   100%           89%

--------
(1) Glenn R. Jones is the Chairman of the Board and Chief Executive Officer of Jones International and owns all of the outstanding shares of Jones International which, in turn, owns all the outstanding common stock of Space Segment. He is therefore deemed to be the beneficial owner of the 1,594,500 shares of Class A Common Stock and 1,122,000 shares of Class B Common Stock owned by Jones International and the 416,667 shares of Class A Common Stock owned by Space Segment. Glenn R. Jones', Jones International's and Space Segment's address is 9697 East Mineral Avenue, Englewood, Colorado 80112.
(2) Consists solely of shares beneficially owned by Glenn R. Jones.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Class A Common Stock, $.01 par value per share, of which 1,968,453 shares were outstanding on January 10, 1997, and 1,385,120 shares of Class B Common Stock, $.01 par value per share, of which 1,385,120 shares were outstanding on such date.

COMMON STOCK

  Under the Company's articles of incorporation, the holders of the Class A Common Stock and Class B Common Stock are entitled to vote as separate classes with respect to those matters requiring a class vote under Colorado law, such as certain amendments to the Company's articles of incorporation which affect a class and certain mergers or share exchanges. On all matters requiring a class vote under the Colorado Act, passage will require the affirmative vote of the holders of two-thirds of the shares of each class, voting separately, and of the total shares entitled to vote thereon.

  Holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all dividends (whether paid in cash, property or shares of the Company), if declared by the Company's Board out of any funds legally available therefor and in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors. The Company does not currently anticipate paying any dividends. See "Dividend Policy."

  The shares of Common Stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have preemptive or other rights to subscribe for additional shares of the Company or any rights to convert such shares into any other securities of the Company.

  The Company's articles of incorporation provide that the holders of the Class A Common Stock shall be entitled to receive the same consideration on a per share basis (except with respect to per share voting rights) as the holders of the Class B Common Stock in any merger, reorganization or recapitalization of the Company. The Company shall not support any tender offer or exchange offer for shares of the Company in which the holders of the Class A Common Stock are not offered the same consideration (except with respect to per share voting rights) on a per share basis as the holders of the Class B Common Stock.

CLASS A COMMON STOCK

  Each share of Class A Common Stock casts one-twentieth of a vote on all matters put to a vote of the shareholders. On all matters except for the election of directors or as otherwise required by law, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. The holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25% percent of the total membership of the Board (if such number of directors is not a whole number, the holders of the Class A Common Stock are entitled to elect the nearest higher whole number of directors that constitute at least 25% of the Board). Holders of the Class A Common Stock are not entitled to cumulate their votes in the election of directors. Directors elected by the Class A Common Stock may be removed from office, with or without cause, only by the holders of the Class A Common Stock. Any vacancies on the Board of Directors may be filled by the remaining directors, regardless of which class of Common Stock elected the director whose directorship has been vacated.

  Upon the completion of this offering, the outstanding shares of Class A Common Stock will constitute approximately 82% of the total outstanding shares of capital stock of the Company and will be entitled to cast approximately 19% of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote.

CLASS B COMMON STOCK

  Each share of Class B Common Stock casts one vote on all matters put to a vote of the shareholders. On all matters except for the election of directors or as otherwise required by law, the holders of Class A Common Stock and Class B Common Stock vote together as a single class. In the election of directors, the holders of Class B Common Stock, voting as a separate class, are entitled to elect all of the directors not specially entitled to be elected by the holders of the Class A Common Stock. Holders of the Class B Common Stock are not entitled to cumulate their votes in the election of directors. Directors elected by the Class B Common Stock may be removed from office, with or without cause, only by the holders of the Class B Common Stock. Any vacancies on the Board of Directors may be filled by the remaining directors, regardless of which class of Common Stock elected the director whose directorship has been vacated.

  Upon the completion of this offering, the outstanding shares of Class B Common Stock will constitute approximately 18% of the total outstanding shares of capital stock of the Company and will be entitled to cast approximately 81% of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

  In accordance with the Colorado Act, the Company's articles of incorporation eliminate in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director: (i) for a breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful distribution or (iv) for transactions from which the director derived an improper personal benefit. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. In addition, this provision does not modify or limit the directors' fiduciary duties to the Company.

  The Company's articles of incorporation also provide that the Company shall indemnify any person and his or her estate and personal representatives against all liability and expense incurred by reason of the person being or having been a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company or any of its subsidiaries as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other individual or entity or of an employee benefit plan, to the full extent permitted under the Colorado Act. The Colorado Act requires a corporation to indemnify its officers and directors against reasonable expenses incurred in any proceeding to which the officer or director is a party and was wholly successful, on the merits or otherwise, in defense of the proceeding. In addition to this mandatory indemnification, the Colorado Act provides that a corporation may indemnify its officers and directors against liability and reasonable expenses if the officer or director acted in good faith and in a manner reasonably believed to be in the best interests of the corporation in the case of conduct in an official capacity, in a manner he or she reasonably believed was at least not opposed to the corporation's best interests in all other cases, or in a manner he or she had no reasonable cause to believe was unlawful in the case of criminal proceedings. In actions by or in the name of the corporation, the Colorado Act provides the same standard but limits indemnification to reasonable expenses incurred by the director and prohibits any indemnification if the director was adjudged liable to the corporation. The Colorado Act also prohibits indemnification of a director in connection with actions charging improper personal benefit to the director if the director is adjudged liable on that basis.

  The Company's ability to indemnify its directors pursuant to the foregoing may be limited in certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company, the Company has been advised that in the opinion of the Securities and Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Certain provisions of the Company's articles of incorporation and bylaws may have the effect of preventing, discouraging or delaying any change in the control of the Company and may maintain the incumbency of the Board and management. Under the Company's articles of incorporation, a majority of the directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board. A majority vote of the shares of Common Stock will be required to alter, amend or repeal the foregoing provisions. This provision for filling vacancies on the Board may discourage a third party from attempting to gain control of the Company and may maintain the incumbency of the Board. The Company is not aware of any plans by a third party to seek control of the Company. See "Risk Factors-- Voting Rights; Control by Principal Shareholder; Anti-Takeover Effects."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Class A Common Stock will be American Securities Transfer & Trust, Incorporated, Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have outstanding 6,330,953 shares (6,833,453 shares if the Underwriters' over-allotment option is exercised in full) of Class A Common Stock. Of these shares, all 3,350,000 shares (3,852,500 shares if the Underwriters' over-allotment option is exercised in full) sold by the Company in this offering will be freely transferable by persons other than "affiliates" of the Company without restriction under the Securities Act.

  The remaining 2,980,953 shares of Class A Common Stock outstanding are held by Glenn R. Jones, Chairman of the Company, Jones International, Space Segment, and Adelphia, and will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Adelphia has received certain customary registration rights in connection with the approximately 262,500 shares of Class A Common Stock received in the PIN Venture transaction. The Company and its shareholders, officers and directors have agreed not to offer to sell, sell, contract to sell, pledge or otherwise dispose of such shares for at least 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. The Company understands that Oppenheimer & Co., Inc., may, in its discretion, waive these agreements at any time. Following the expiration of such lock-up agreements, 2,980,953 shares will become available for resale in the public market, all of which are subject to the volume limitations, holding period and other restrictions of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares of Class A Common Stock for at least two years, including an "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of Class A Common Stock of the Company or (ii) the average weekly trading volume of the then outstanding shares of Class A Common Stock during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Company's Board of Directors and executive officers, continue to be subject to such limitations.

  As compensation for services rendered in connection with this offering, the Company has agreed to grant a warrant to M. Kane & Company, Inc. ("MKC") to purchase 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price of the Class A Common Stock. In connection with the MKC Warrant, MKC also received certain registration rights relating to the shares of Class A Common Stock underlying the warrant. See "Underwriting."

  Additionally, as of January 10, 1997, 630,000 shares of Class A Common Stock were reserved for issuance under the Company's Stock Option Plan, none of which were subject to outstanding options as of that date.

  Prior to this offering, there has been no market for the Class A Common Stock of the Company, and the amount, timing and nature of any future sale of Class A Common Stock will depend upon market conditions, the personal circumstances of the sellers and other factors. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Class A Common Stock in the public market, pursuant to Rule 144 or otherwise, or the perception that such sales could occur, could have an adverse impact on the market price of the Class A Common Stock. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions in the Underwriting Agreement among the Company and the Underwriters named below, for whom Oppenheimer & Co., Inc., Hambrecht & Quist LLC and MKC are acting as representatives (the "Representatives"), each of the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the shares of Class A Common Stock set forth opposite its name:

   UNDERWRITER                                                  NUMBER OF SHARES
   -----------                                                  ----------------
   Oppenheimer & Co., Inc......................................
   Hambrecht & Quist LLC.......................................
   M. Kane & Company, Inc......................................
                                                                   ---------
     Total.....................................................    3,350,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares of Class A Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of
$   per share to certain securities dealers, of which a concession of not in
excess of $   per share may be reallowed to certain other dealers. After this offering, the public offering price, allowances, concessions, and other selling terms may be changed by the Representatives.

  The Underwriters have advised the Company that they do not intend to confirm sales of Class A Common Stock offered hereby to accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from the Company up to an aggregate of 502,500 additional shares of Class A Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Class A Common Stock to be purchased by it, as shown on the above table, bears to the 3,350,000 shares of Class A Common Stock offered hereby. The Company will be obligated, pursuant to the over-allotment option, to sell such shares to the Underwriters to the extent such over-allotment option is exercised. The Underwriters may exercise such over-allotment option only to cover over-allotments made in connection with the sale of the shares of Class A Common Stock offered hereby.

  The shareholders, executive officers and directors of the Company have agreed that for a period of 180 days after the date of this Prospectus they will not offer to sell, sell, contract to sell, pledge or otherwise dispose of any equity securities of the Company after the date hereof, without the prior written consent of Oppenheimer & Co., Inc., except for the shares offered hereby. In addition, the Company has agreed that for a period of 180 days from the date of this Prospectus it will not, without the prior written consent of Oppenheimer & Co., Inc., offer to sell, sell, contract to sell, or otherwise dispose of, any shares of Class A Common Stock or any other equity securities of the Company, except for the shares offered hereby and the issuance of shares of Class A Common Stock upon the exercise of outstanding stock options or warrants.

  The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

  Prior to the offering, there has been no previous public market for the Class A Common Stock. The initial public offering price for the Class A Common Stock is to be determined by negotiation among the Company and the Representatives.

  On August 14, 1996, the Company and MKC entered into an agreement pursuant to which MKC agreed to provide financial advice and assistance to the Company about strategic alternatives, including financial structuring and valuation-related analyses, and in the event that the Company elected to execute an initial public offering, to assist the Company with its structure and conduct. In consideration for such services, MKC has received a $110,000 fee and, beginning as of July 1996, a retainer of $20,000 per month. MKC is also entitled to advisory fees equal to 1.875% of the gross proceeds of this offering, which fees are estimated to be $753,750 and will be offset by any fees previously paid by the Company to MKC. MKC will also receive the MKC Warrant. In addition, the Company is required to reimburse MKC for its reasonable out-of-pocket fees and expenses. This agreement will terminate upon the consummation of this offering.

  The Company has also agreed to issue to MKC the MKC Warrant which grants the right for five years to purchase 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price set forth on the cover page of this Prospectus. The MKC Warrant will be exercisable one year after the effective date of the Registration Statement relating to this offering and carries one demand and unlimited "piggyback" registration rights. The MKC Warrant is not transferable (except to certain employees and affiliates of MKC). The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions. MKC was first registered as a broker-dealer in July 1994. Its president, Michael W. Kane, previously worked as an investment banker on underwritten public offerings.

  Prior to this offering, there has been no public market for the Class A Common Stock. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock being sold in this offering will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Schulte Roth & Zabel LLP, New York, New York.

                                    EXPERTS

  The historical consolidated financial statements of the Company at December 31, 1994 and 1995, and at September 30, 1996, and for each of the three years in the period ended December 31, 1995, and for the nine months ended September 30, 1995 and 1996; the historical financial statements of the PIN Venture at December 31, 1995 and September 30, 1996 and for the eleven months ended December 31, 1995 and the nine months ended September 30, 1996; the historical financial statements of the Net Assets to Be Acquired from Jones Space Segment, Inc. at December 31, 1994 and 1995, and September 30, 1996 and the three years in the period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; appearing in this Prospectus and the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto) under the Securities Act with respect to the shares of Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any agreement or other document to which reference is made are not necessarily complete. With respect to each such agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference.

  The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington, D.C. address upon payment of the prescribed fees. The Commission also maintains a World Wide Web site that contains reports, proxy statements and information statements of registrants (including the Company) that file electronically with the Commission at http://www.sec.gov.

  Upon completion of this offering, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the Commission.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements and a report of independent certified public accountants. The Company will make available quarterly reports for each of the first three quarters of each fiscal year containing unaudited summary financial information.

                    INDEX TO PRO FORMA FINANCIAL STATEMENTS

JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Overview................................................................... P-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September
 30, 1996.................................................................. P-3
Unaudited Pro Forma Consolidated Statements of Operations for the Nine
 Months ended September 30, 1996........................................... P-4
Unaudited Pro Forma Consolidated Statements of Operations for the Nine
 Months ended September 30, 1995........................................... P-5
Unaudited Pro Forma Consolidated Statements of Operations for the Year
 ended December 31, 1995................................................... P-6
Unaudited Pro Forma Consolidated Statements of Operations for the Year
 ended December 31, 1994................................................... P-7
Unaudited Pro Forma Consolidated Statements of Operations for the Year
 ended December 31, 1993................................................... P-8
Notes to Unaudited Pro Forma Consolidated Financial Statements............. P-9

                      JONES INTERNATIONAL NETWORKS, LTD.
                        PRO FORMA FINANCIAL STATEMENTS

                                   OVERVIEW

  The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1996, and pro forma consolidated statements of operations for the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, adjust the historical financial information of the Company to reflect the Company's acquisition of 1) an 8.35% interest in the PIN Venture from Adelphia (the "PIN Venture Transaction"), 2) Mr. Jones' 19% interest in each of Jones Infomercial Networks, Inc. and Great American Country, Inc. (the "GRJ Transaction"), and 3) the transponder leases and related subleases owned by Jones Space Segment, Inc. (the "Space Segment Acquisition," and, together with the PIN Venture Transaction and the GRJ Transaction, collectively, the "Acquisitions"). See "Prospectus Summary--Pre-Offering Transactions." The pro forma balance sheet as of September 30, 1996 was prepared as if the Acquisitions were consummated on September 30, 1996. The pro forma statements of operations were prepared as if the GRJ Transaction and the Space Segment Transaction were consummated on January 1 of each period presented and as if the PIN Venture Transaction was consummated on February 1, 1995.

  Due to the affiliated relationship of the Company to Jones Infomercial Networks, Inc., Great American Country, Inc. and Jones Space Segment, Inc., for pro forma purposes the GRJ Transaction and the Space Segment Acquisition have been treated as a reorganization of entities under common control (similar to a pooling of interests) and as such are reflected in the following unaudited pro forma condensed consolidated financial statements for all periods.

  As of September 30, 1996, the Company owned a 46% interest in the PIN Venture and as such accounted for its share of the revenues and expenses of the PIN Venture on the equity method. Upon consummation of the PIN Venture Transaction the Company will own approximately 54% of the PIN Venture and, going forward, will be able to consolidate the operations of the PIN Venture for financial reporting purposes. The purchase of the additional 8.35% interest from Adelphia is estimated to have a value of approximately $3,150,000. The impact of this purchase is reflected in the accompanying pro forma financial statements for the twelve months ended December 31, 1995 and the nine months ended September 30, 1996.

  The unaudited pro forma financial statements should be read in conjunction with the related historical financial statements and related notes thereto. The pro forma information presented is not necessarily indicative of the financial position or results that would have actually occurred had the Acquisitions been consummated on the dates indicated or which may occur in the future.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1996

                                                                      JONES                         COMPANY
                                          COMPANY AS       PIN        SPACE        PRO FORMA       PRO FORMA
                                           REPORTED    VENTURE (1) SEGMENT (2)  ADJUSTMENTS (3)    COMBINED
                                          -----------  ----------- -----------  ---------------   -----------
ASSETS
 Current assets.........................  $ 2,286,011  $1,354,607  $       --     $ (343,909)(f)  $ 3,296,709
 Property, plant and equipment, net.....    8,470,442     163,431   23,704,439           --        32,338,312
 Intangible assets, net.................      398,572       3,339          --      3,098,457 (g)    3,500,368
 Other assets...........................    1,437,343         --           --       (365,238)(h)    1,072,105
                                          -----------  ----------  -----------    ----------      -----------
 Total assets...........................  $12,592,368  $1,521,377  $23,704,439    $2,389,310      $40,207,494
                                          ===========  ==========  ===========    ==========      ===========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
 Current liabilities....................  $ 3,926,856  $  739,361  $       --     $ (343,909)(f)  $ 4,322,308
 Long-term debt.........................   22,561,700         --    31,127,255           --        53,688,955
 Other liabilities......................       47,785         --       780,000           --           827,785
 Minority interests.....................       70,132         --                     288,227 (h)      358,359
 Shareholders' investment...............  (14,014,105)    782,016   (8,202,816)    2,444,992 (h)  (18,989,913)
                                          -----------  ----------  -----------    ----------      -----------
 Total liabilities and shareholders'
  investment............................  $12,592,368  $1,521,377  $23,704,439    $2,389,310      $40,207,494
                                          ===========  ==========  ===========    ==========      ===========


The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                      JONES                        COMPANY
                          COMPANY AS      PIN         SPACE       PRO FORMA       PRO FORMA
                           REPORTED    VENTURE(1)  SEGMENT(2)   ADJUSTMENTS(3)    COMBINED
                          -----------  ----------  -----------  --------------   -----------
REVENUES:
Radio programming.......  $ 5,140,671         --           --            --      $ 5,140,671
Television programming:
 Non-affiliated
  entities..............      110,329   5,712,484          --            --        5,822,813
 Affiliated entities....      691,349         --           --            --          691,349
                          -----------  ----------  -----------    ----------     -----------
 Total television
  programming...........      801,678   5,712,484          --            --        6,514,162
                          -----------  ----------  -----------    ----------     -----------
Satellite delivery and
 production support:
 Non-affiliated
  entities..............          --          --     2,340,000           --        2,340,000
 Affiliated entities....    3,132,146         --     1,917,351    (2,409,768)(a)   2,639,729
                          -----------  ----------  -----------    ----------     -----------
 Total satellite
  delivery and product
  support...............    3,132,146         --     4,257,351    (2,409,768)      4,979,729
                          -----------  ----------  -----------    ----------     -----------
 Total revenue..........    9,074,495   5,712,484    4,257,351    (2,409,768)     16,634,562
                          -----------  ----------  -----------    ----------     -----------
OPERATING EXPENSES:
Radio programming.......    2,792,043         --           --            --        2,792,043
Television programming
 expenses:
 Non-affiliated
  entities..............    1,303,805   1,159,556          --            --        2,463,361
 Affiliated entities....          --    3,065,727          --       (271,811)(j)   2,793,916
Satellite delivery and
 production support.....    2,603,318         --     2,240,602    (2,409,768)(a)   2,434,152
                                  --          --           --        271,811 (a)     271,811
Selling and marketing
 expenses...............    1,242,952     114,493          --            --        1,357,445
General and
 administrative
 expenses...............    2,257,130     479,183        6,169       232,384 (e)   2,974,866
                          -----------  ----------  -----------    ----------     -----------
 Total operating
  expenses..............   10,199,248   4,818,959    2,246,771    (2,177,384)     15,087,594
                          -----------  ----------  -----------    ----------     -----------
OPERATING INCOME
 (LOSS).................   (1,124,753)    893,525    2,010,580      (232,384)      1,546,968
                          -----------  ----------  -----------    ----------     -----------
OTHER INCOME (EXPENSE):
Interest income.........       63,724         --           --        (24,553)(b)      39,171
Interest expense........     (742,112)    (23,678)  (2,382,061)       24,553 (b)  (3,123,298)
Other expense...........         (521)    (25,151)         --            --          (25,672)
Equity share of income
 (loss) of
 subsidiaries...........      627,081         --           --       (385,653)(d)     241,428
                          -----------  ----------  -----------    ----------     -----------
 Total other income
  (expense).............      (51,828)    (48,829)  (2,382,061)     (385,653)     (2,868,371)
                          -----------  ----------  -----------    ----------     -----------
Income (loss) before
 income taxes and
 minority interests.....   (1,176,581)    844,696     (371,481)     (618,037)     (1,321,403)
Income tax benefit
 (expense)..............      450,043         --       142,091           --          592,134
                          -----------  ----------  -----------    ----------     -----------
Net income (loss) before
 minority interest......     (726,538)    844,696     (229,390)     (618,037)       (729,269)
Minority interests in
 net income (loss) of
 consolidated
 subsidiaries...........                      --           --       (405,412)(d)    (405,412)
                              (66,415)        --           --         66,415 (c)         --
                          -----------  ----------  -----------    ----------     -----------
NET INCOME (LOSS).......  $  (792,953) $  844,696  $  (229,390)   $ (957,034)    $(1,134,681)
                          ===========  ==========  ===========    ==========     ===========
NET LOSS PER COMMON
 SHARE..................  $      (.24)                                           $      (.26)
                          ===========                                            ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.....    3,353,573                                              4,366,073 (i)
                          ===========                                            ===========

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                                                       COMPANY
                          COMPANY AS      PIN           JONES         PRO FORMA       PRO FORMA
                           REPORTED    VENTURE(1)  SPACE SEGMENT(2) ADJUSTMENTS(3)    COMBINED
                          -----------  ----------  ---------------- --------------   -----------
REVENUES:
Radio programming.......  $ 3,686,360        --              --              --      $ 3,686,360
Television programming:
 Non-affiliated
  entities..............      288,591  2,903,805             --              --        3,192,396
 Affiliated entities....          --         --              --              --              --
                          -----------  ---------      ----------      ----------     -----------
 Total televsion
  programming...........      288,591  2,903,805             --              --        3,192,396
                          -----------  ---------      ----------      ----------     -----------
Satellite delivery and
 production support:
 Non-affiliated
  entities..............        8,354        --        2,339,945             --        2,348,299
 Affiliated entities....    3,069,967        --        1,819,008      (2,112,633)(a)   2,776,342
                          -----------  ---------      ----------      ----------     -----------
 Total satellite
  delivery and product
  support...............    3,078,321        --        4,158,953      (2,112,633)      5,124,641
                          -----------  ---------      ----------      ----------     -----------
 Total revenue..........    7,053,272  2,903,805       4,158,953      (2,112,633)     12,003,397
                          -----------  ---------      ----------      ----------     -----------
OPERATING EXPENSES:
Radio programming.......    2,278,208        --              --              --        2,278,208
Television programming
 expenses:
 Non-affiliated
  entities..............      190,955    294,589             --              --          485,544
 Affiliated entities....      109,333  2,378,694             --         (687,561)(j)   1,800,466
Satellite delivery and
 production support.....    2,495,461        --        2,300,519      (2,112,633)(a)   2,683,347
                                  --         --              --          687,561 (j)     687,561
Selling and marketing
 expenses...............    1,070,920     76,463             --              --        1,147,383
General and
 administrative
 expenses...............    1,608,046    482,183             532         206,563 (e)   2,297,324
                          -----------  ---------      ----------      ----------     -----------
 Total operating
  expenses..............    7,752,923  3,231,929       2,301,051      (1,906,070)     11,379,833
                          -----------  ---------      ----------      ----------     -----------
OPERATING INCOME
 (LOSS).................     (699,651)  (328,124)      1,857,902        (206,563)        623,564
                          -----------  ---------      ----------      ----------     -----------
OTHER INCOME (EXPENSE):
Interest income.........       40,366        --              --           (6,357)(b)      34,009
Interest expense........     (545,237)   (17,690)     (2,479,564)          6,357 (b)  (3,036,134)
Other expense...........      (16,276)       --              --              --          (16,276)
Equity share of income
 (loss) of
 subsidiaries...........       76,481        --              --          179,746 (d)     256,227
                          -----------  ---------      ----------      ----------     -----------
 Total other income
  (expense).............     (444,666)   (17,690)     (2,479,564)        179,746      (2,762,174)
                          -----------  ---------      ----------      ----------     -----------
Income (loss) before
 income taxes and
 minority interests.....   (1,144,317)  (345,814)       (621,662)        (26,817)     (2,138,610)
Income tax benefit .....      210,212        --          136,909             --          347,121
                          -----------  ---------      ----------      ----------     -----------
Net income (loss) before
 minority interests.....     (934,105)  (345,814)       (484,753)        (26,817)     (1,791,489)
Minority interests in
 net loss of
 consolidated
 subsidiaries...........                     --              --          158,469 (d)     158,469
                               31,907        --              --          (31,907)(c)         --
                          -----------  ---------      ----------      ----------     -----------
NET LOSS................  $  (902,198) $(345,814)     $ (484,753)     $   99,745     ($1,633,020)
                          ===========  =========      ==========      ==========     ===========
NET LOSS PER COMMON
 SHARE..................  $      (.27)                                               $      (.37)
                          ===========                                                ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING ....    3,353,573                                                  4,366,073 (i)
                          ===========                                                ===========

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                          COMPANY
                          COMPANY AS       PIN            JONES         PRO FORMA        PRO FORMA
                           REPORTED    VENTURE (1)  SPACE SEGMENT (2) ADJUSTMENTS(3)     COMBINED
                          -----------  -----------  ----------------- --------------    -----------
REVENUES:
Radio programming.......  $ 5,121,310         --               --              --       $ 5,121,310
Television programming:
 Non-affiliated
  entities..............      288,591   4,110,025              --              --         4,398,616
 Affiliated entities....       51,574         --               --              --            51,574
                          -----------  ----------      -----------     -----------      -----------
 Total television
  programming...........      340,165   4,110,025              --              --         4,450,190
                          -----------  ----------      -----------     -----------      -----------
Satellite delivery and
 production support:
 Non-affiliated
  entities..............        9,844         --         3,119,945             --         3,129,789
 Affiliated entities....    4,211,454         --         2,425,344      (2,846,672)(a)    3,790,126
                          -----------  ----------      -----------     -----------      -----------
 Total satellite
  delivery and product
  support...............    4,221,298         --         5,545,289      (2,846,672)       6,919,915
                          -----------  ----------      -----------     -----------      -----------
 Total revenue..........    9,682,773   4,110,025        5,545,289      (2,846,672)      16,491,415
                          -----------  ----------      -----------     -----------      -----------
OPERATING EXPENSES:
Radio programming.......    3,067,745         --               --              --         3,067,745
Television programming
 expenses:
 Non-affiliated
  entities..............      298,158     380,288              --              --           678,446
 Affiliated entities....      109,333   3,339,011              --         (919,084)(j)    2,529,260
Satellite delivery and
 production support.....    3,512,001         --         3,077,386      (2,846,672)(a)    3,742,715
                                  --          --               --          919,084 (j)      919,084
Selling and marketing
 expenses...............    1,374,368     113,775              --              --         1,488,143
General and
 administrative
 expenses...............    2,320,760     661,768            1,020         284,025 (e)    3,267,573
                          -----------  ----------      -----------     -----------      -----------
 Total operating
  expenses..............   10,682,365   4,494,842        3,078,406      (2,562,647)      15,692,966
                          -----------  ----------      -----------     -----------      -----------
OPERATING INCOME
 (LOSS).................     (999,592)   (384,817)       2,466,883        (284,025)         798,449
                          -----------  ----------      -----------     -----------      -----------
OTHER INCOME (EXPENSE):
Interest income.........       63,792         --               --          (21,890)(b)       41,902
Interest expense........     (778,246)    (33,043)      (3,291,591)         21,890 (b)   (4,080,990)
Other income (expense),
 net....................      (16,276)      5,528              --              --           (10,748)
Equity share of income
 (loss) of
 subsidiaries...........       10,886         --               --          210,877 (d)      221,763
                          -----------  ----------      -----------     -----------      -----------
 Total other income
  (expense).............     (719,844)    (27,515)      (3,291,591)        210,877       (3,828,073)
                          -----------  ----------      -----------     -----------      -----------
Income (loss) before
 income taxes benefit
 and minority
 interests..............   (1,719,436)   (412,332)        (824,708)        (73,148)      (3,029,624)
Income tax benefit
 (expense)..............      302,632         --           195,107             --           497,739
                          -----------  ----------      -----------     -----------      -----------
Net loss before minority
 interests..............   (1,416,804)   (412,332)        (629,601)        (73,148)      (2,531,885)
Minority interests in
 net income (loss) of
 consolidated
 subsidiaries...........                      --               --          188,951 (d)      188,951
                               35,237         --               --          (35,237)(c)          --
                          -----------  ----------      -----------     -----------      -----------
NET LOSS................  $(1,381,567) $ (412,332)     $  (629,601)    $    80,566      $(2,342,934)
                          ===========  ==========      ===========     ===========      ===========
NET LOSS PER COMMON
 SHARE..................  $      (.41)                                                  $      (.54)
                          ===========                                                   ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING ....    3,353,573                                                     4,366,073 (i)
                          ===========                                                   ===========

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                          JONES                        COMPANY
                          COMPANY AS      SPACE       PRO FORMA       PRO FORMA
                           REPORTED    SEGMENT (2)  ADJUSTMENTS(3)    COMBINED
                          -----------  -----------  --------------   -----------
REVENUES:
 Radio programming......  $ 2,541,221  $      --      $     --       $ 2,541,221
Television programming:
 Non-affiliated
  entities..............    1,945,790         --            --         1,945,790
 Affiliated entities....          --          --            --               --
                          -----------  ----------     ---------      -----------
 Total television
  programming...........    1,945,790         --            --         1,945,790
                          -----------  ----------     ---------      -----------
 Satellite delivery and
  production support:
 Non-affiliated
  entities..............       15,392   3,120,000           --         3,135,392
 Affiliated entities....    2,069,942   2,399,965      (800,001)(a)    3,669,906
                          -----------  ----------     ---------      -----------
 Total satellite
  delivery and product
  support...............    2,085,334   5,519,965      (800,001)       6,805,298
                          -----------  ----------     ---------      -----------
 Total revenue..........    6,572,345   5,519,965      (800,001)      11,292,309
                          -----------  ----------     ---------      -----------
OPERATING EXPENSES:
Radio programming.......    2,068,239         --            --         2,068,239
Television programming
 expenses:
 Non-affiliated
  entities..............      530,129         --            --           530,129
 Affiliated entities....    1,037,817         --       (525,486)(j)      512,331
Satellite, delivery and
 production.............    1,849,291   3,077,469      (800,001)(a)    4,126,759
                                  --          --        525,486 (j)      525,486
Selling and marketing
 expenses...............    1,090,254         --            --         1,090,254
General and
 administrative
 expenses...............    1,957,716         667           --         1,958,383
                          -----------  ----------     ---------      -----------
 Total operating
  expenses..............    8,533,446   3,078,136      (800,001)      10,811,581
                          -----------  ----------     ---------      -----------
OPERATING INCOME
 (LOSS).................   (1,961,101)  2,441,829           --           480,728
                          -----------  ----------     ---------      -----------
OTHER INCOME (EXPENSE):
Interest income.........       57,947         --            --            57,947
Interest expense........      (68,082) (3,390,780)          --        (3,458,862)
Other income (expense),
 net....................       (8,963)        --            --            (8,963)
Equity share of income
 (loss) of
 subsidiaries...........      236,811         --            --           236,811
                          -----------  ----------     ---------      -----------
 Total other income
  (expense).............      217,713  (3,390,780)          --        (3,173,067)
                          -----------  ----------     ---------      -----------
Loss before income taxes
 and minority
 interests..............   (1,743,388)   (948,951)          --        (2,692,339)
Income tax benefit
 (expense)..............       73,408     316,311           --           389,719
                          -----------  ----------     ---------      -----------
Net loss before minority
 interests..............   (1,669,980)   (632,640)          --        (2,302,620)
Minority interests in
 net income (loss) of
 consolidated
 subsidiaries...........       12,900         --       (12,900) (c)          --
                          -----------  ----------     ---------      -----------
NET LOSS................  $(1,657,080) $ (632,640)    $ (12,900)     $(2,302,620)
                          ===========  ==========     =========      ===========
NET LOSS PER COMMON
 SHARE..................  $      (.49)                               $      (.56)
                          ===========                                ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.....    3,353,573                                  4,103,573 (i)
                          ===========                                ===========

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                        JONES                       COMPANY
                          COMPANY AS    SPACE       PRO FORMA      PRO FORMA
                           REPORTED   SEGMENT(2)  ADJUSTMENTS(3)   COMBINED
                          ----------  ----------  --------------  -----------
REVENUES:
Radio programming.......  $3,185,762  $      --      $    --      $ 3,185,762
Television programming:
 Non-affiliated
  entities..............     290,570         --           --          290,570
 Affiliated entities....         --          --           --              --
                          ----------  ----------     --------     -----------
 Total television
  programming...........     290,570         --           --          290,570
                          ----------  ----------     --------     -----------
Satellite, delivery and
 production support:
 Non-affiliated
  entities..............      55,237   3,349,410          --        3,404,647
 Affiliated entities....   1,690,197   2,650,000          --        4,340,197
                          ----------  ----------     --------     -----------
 Total satellite,
  delivery and product
  support...............   1,745,434   5,999,410          --        7,744,844
                          ----------  ----------     --------     -----------
 Total revenue..........   5,221,766   5,999,410          --       11,221,176
                          ----------  ----------     --------     -----------
OPERATING EXPENSES:
Radio programming.......   1,973,561         --           --        1,973,561
Television programming
 expenses:
 Non-affiliated
  entities..............     355,397         --           --          355,397
 Affiliated entities....         --          --           --              --
Satellite, delivery and
 production.............   1,531,883   3,513,546          --        5,045,429
Selling and marketing
 expenses...............     955,223         --           --          955,223
General and
 administrative
 expenses...............   1,296,061      22,942          --        1,319,003
                          ----------  ----------     --------     -----------
 Total operating
  expenses..............   6,112,125   3,536,488          --        9,648,613
                          ----------  ----------     --------     -----------
OPERATING INCOME
 (LOSS).................    (890,359)  2,462,922          --        1,572,563
                          ----------  ----------     --------     -----------
OTHER INCOME (EXPENSE):
Interest income.........      46,015         --           --           46,015
Interest expense........     (64,521) (3,457,818)         --       (3,522,339)
Other expense...........     (33,872)        --           --          (33,872)
Equity share of income
 (loss) of
 subsidiaries...........     160,882         --           --          160,882
                          ----------  ----------     --------     -----------
 Total other income
  (expense).............     108,504  (3,457,818)         --       (3,349,314)
                          ----------  ----------     --------     -----------
Loss before income taxes
 and minority
 interests..............    (781,855)   (994,896)         --       (1,776,751)
Income tax benefit
 (expense)..............       5,552     199,565          --          205,117
                          ----------  ----------     --------     -----------
Net loss before minority
 interests..............    (776,303)   (795,331)         --       (1,571,634)
Minority interests in
 net loss of
 consolidated
 subsidiaries...........     (51,830)        --        51,830 (c)         --
                          ----------  ----------     --------     -----------
NET LOSS................  $ (828,133) $ (795,331)    $ 51,830     $(1,571,634)
                          ==========  ==========     ========     ===========
NET LOSS PER COMMON
 SHARE..................  $     (.25)                             $      (.38)
                          ==========                              ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.....   3,353,573                                4,103,573 (i)
                          ==========                              ===========

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these pro forma consolidated financial statements.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1) To reflect the historical operating results and balance sheet information on a consolidated basis of the PIN Venture as a result of the ownership of a majority interest.
(2) To reflect the operating results and balance sheet information on a consolidated basis as a result of the Space Segment Transaction.
(3) To reflect the following pro forma adjustments:
    (a) To eliminate intercompany satellite delivery and production support charges as a result of the ownership of a majority interest in PIN Venture and the Space Segment Transaction.

    (b) To eliminate intercompany interest income and expense relating to the ownership of a majority interest in PIN Venture.
    (c) To reflect the elimination of minority interests as a result of the GRJ Transaction.
    (d) Adjustment to: (i) eliminate the Company's equity share of income
        (loss) of the PIN Venture prior to the Pre-Offering Transactions and
        (ii) reflect the minority interest (i.e., Cox) in the PIN Venture when consolidated on a pro forma basis.
    (e) To reflect amortization of goodwill pertaining to the PIN Venture.
    (f) To eliminate intercompany receivables and payables.
    (g) To establish goodwill associated with the PIN Venture Transaction.
    (h) To: (i) eliminate the Company's equity investment in the PIN Venture,
        (ii) reflect the minority interest (i.e., Cox Consumer Information Networks, Inc.) in the net assets of the PIN Venture and (iii) reflect equity issued by the Company in exchange for Adelphia's interest in the PIN Venture.
    (i) To reflect the issuance of Class A Common Stock in connection with the Pre-Offering Transactions.

    (j) To reclassify the portion of satellite transponder and production support expenses that the Company charged its own subsidiaries to television programming expenses as a result of the pro forma effects of the Space Segment Transaction and the PIN Venture.

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES CONSOLIDATED
 FINANCIAL STATEMENTS
Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and
 September 30, 1996......................................................   F-3
Consolidated Statements of Operations for the Three Years Ended December
 31, 1995, and the Nine Month Periods Ended September 30, 1995 and 1996..   F-4
Consolidated Statements of Shareholders' Investment for the Three Years
 Ended December 31, 1995, and the Nine Month Period Ended September 30,
 1996....................................................................   F-5
Consolidated Statements of Cash Flows for the Three Years Ended December
 31, 1995, and the Nine Month Periods Ended September 30, 1995 and 1996..   F-6
Notes to Consolidated Financial Statements...............................   F-7

PRODUCT INFORMATION NETWORK VENTURE
Report of Independent Public Accountants.................................  F-18
Balance Sheets as of December 31, 1995 and September 30, 1996............  F-19
Statements of Operations for the Eleven Months ended December 31, 1995 and for the Nine Months ended September 30, 1996........................  F-20
Statements of Partners' Capital (Deficit)................................  F-21
Statements of Cash Flows for the Eleven Months ended December 31, 1995 and for the Nine Months ended September 30, 1996........................  F-22
Notes to Financial Statements............................................  F-23

JONES SPACE SEGMENT
Report of Independent Public Accountants.................................  F-27
Statements of Net Assets to Be Acquired from Jones Space Segment, Inc. as of December 31, 1994 and 1995 and September 30, 1996....................  F-28
Statements of Revenues and Direct Costs for the years ended December 31,
 1993, 1994 and 1995 and for the Nine Months ended September 30, 1995 and
 1996....................................................................  F-29
Statements of Cash Flows for the years ended December 31, 1993, 1994 and
 1995 and for the Nine Months ended September 30, 1995 and 1996..........  F-30
Notes to Financial Statements............................................  F-31

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jones International Networks, Ltd.:

  We have audited the accompanying consolidated balance sheets of Jones International Networks, Ltd. (a Colorado corporation) and subsidiaries (collectively, "the Company") as of December 31, 1994 and 1995 and September 30, 1996, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995 and September 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
October 25, 1996

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                      DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                          1994          1995          1996
                                      ------------  ------------  -------------
CURRENT ASSETS:
 Cash...............................  $     63,081  $      5,400  $      3,488
 Accounts receivable, net of
  allowance for doubtful accounts of
  $156,818, $224,808,and $107,539,
  respectively......................       825,115       857,183     1,591,539
 Receivable from affiliates.........       125,301       441,353       363,695
 Deferred commission, current (Note
  2)................................       230,010       148,770       225,395
 Other current assets...............       114,469       116,002       101,894
                                      ------------  ------------  ------------
 Total current assets...............     1,357,976     1,568,708     2,286,011
                                      ------------  ------------  ------------
PROPERTY, PLANT AND EQUIPMENT (Note
 2):
 Land and building..................     2,988,558     3,714,715     3,717,055
 Furniture, fixtures and equipment..     6,108,543     6,621,293     8,444,074
 Leasehold improvements.............       162,782       185,544       244,794
                                      ------------  ------------  ------------
 Total property, plant and
  equipment.........................     9,259,883    10,521,552    12,405,923
 Less accumulated depreciation......    (2,013,614)   (2,935,987)   (3,935,481)
                                      ------------  ------------  ------------
 Net property, plant and equipment..     7,246,269     7,585,565     8,470,442
                                      ------------  ------------  ------------
OTHER ASSETS (Note 2):
 Intangible assets..................       349,994       786,513       848,161
 Less amortization..................      (345,209)     (393,517)     (449,589)
                                      ------------  ------------  ------------
 Net intangible assets..............         4,785       392,996       398,572
                                      ------------  ------------  ------------
 Investment in affiliates...........       382,431       393,143       870,224
 Deferred commission, long-term
  (Note 2)..........................       460,021       491,884       450,829
 Other assets.......................        31,899        27,437       116,290
                                      ------------  ------------  ------------
 Total other assets.................       874,351       912,464     1,437,343
                                      ------------  ------------  ------------
  Total assets......................  $  9,483,381  $ 10,459,733  $ 12,592,368
                                      ============  ============  ============
CURRENT LIABILITIES:
 Accounts payable...................  $      8,425  $     16,479  $     87,319
 Accrued liabilities................       285,548       613,422       402,748
 Accounts payable--Jones
  International (Note 4)............     1,687,117     1,755,723     3,181,789
 Interest payable (Note 3)..........           --            --        165,000
 Other liabilities..................         2,736        29,911        90,000
                                      ------------  ------------  ------------
 Total current liabilities..........     1,983,826     2,415,535     3,926,856
                                      ------------  ------------  ------------
LONG-TERM LIABILITIES:
 Customer deposits (Note 2).........        66,937        41,110        47,785
 Long-term debt--third parties......        18,633         7,991         7,200
 Long-term debt--affiliated entities
  (Notes 3 and 5)...................    19,214,616    21,212,532    22,554,500
                                      ------------  ------------  ------------
 Total long-term liabilities........    19,300,186    21,261,633    22,609,485
                                      ------------  ------------  ------------
MINORITY INTEREST...................        38,954         3,717        70,132
                                      ------------  ------------  ------------
SHAREHOLDERS' INVESTMENT:
 Class A Common Stock; $.01 par
  value; 50,000,000 shares
  authorized;
  1,385,120, 1,385,120 and 1,968,453
  shares issued and outstanding,
  respectively......................        13,851        13,851        19,685
 Class B Common Stock; $.01 par
  value; 1,385,120 shares
  authorized;
  1,385,120 shares issued and
  outstanding.......................        13,851        13,851        13,851
 Accumulated deficit................   (11,867,287)  (13,248,854)  (14,047,641)
                                      ------------  ------------  ------------
 Total shareholders' investment.....   (11,839,585)  (13,221,152)  (14,014,105)
                                      ------------  ------------  ------------
  Total liabilities and
   shareholders' investment.........  $  9,483,381  $ 10,459,733  $ 12,592,368
                                      ============  ============  ============

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  FOR THE YEARS ENDED              FOR THE NINE MONTHS
                                     DECEMBER 31,                  ENDED SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1993         1994         1995         1995         1996
                          -----------  -----------  -----------  -----------  -----------
REVENUES: (Notes 2 and
 4}
Radio programming.......  $ 3,185,762  $ 2,541,221  $ 5,121,310  $ 3,686,360  $ 5,140,671
Television programming:
 Non-affiliated
  entities..............      290,570    1,945,790      288,591      288,591      110,329
 Affiliated entities....          --           --        51,574          --       691,349
                          -----------  -----------  -----------  -----------  -----------
 Total television
  programming...........      290,570    1,945,790      340,165      288,591      801,678
                          -----------  -----------  -----------  -----------  -----------
Satellite delivery and
 production support:
 Non-affiliated
  entities..............       55,237       15,392        9,844        8,354          --
 Affiliated entities....    1,690,197    2,069,942    4,211,454    3,069,967    3,132,146
                          -----------  -----------  -----------  -----------  -----------
 Total satellite
  delivery and
  production support....    1,745,434    2,085,334    4,221,298    3,078,321    3,132,146
                          -----------  -----------  -----------  -----------  -----------
 Total revenue..........    5,221,766    6,572,345    9,682,773    7,053,272    9,074,495
                          -----------  -----------  -----------  -----------  -----------
OPERATING EXPENSES:
Radio programming.......    1,973,561    2,068,239    3,067,745    2,278,208    2,792,043
Television programming:
 Non-affiliated
  entities..............      355,397      530,129      298,158      190,955    1,303,805
 Affiliated entities
  (Note 4)..............          --     1,037,817      109,333      109,333          --
Satellite delivery and
 production support
 (Note 4)...............    1,531,883    1,849,291    3,512,001    2,495,461    2,603,318
Selling and marketing...      955,223    1,090,254    1,374,368    1,070,920    1,242,952
General and
 administrative (Note
 4).....................    1,296,061    1,957,716    2,320,760    1,608,046    2,257,130
                          -----------  -----------  -----------  -----------  -----------
 Total operating
  expenses..............    6,112,125    8,533,446   10,682,365    7,752,923   10,199,248
                          -----------  -----------  -----------  -----------  -----------
OPERATING LOSS..........     (890,359)  (1,961,101)    (999,592)    (699,651)  (1,124,753)
                          -----------  -----------  -----------  -----------  -----------
OTHER INCOME (EXPENSE):
Interest income ........       46,015       57,947       63,792       40,366       63,724
Interest expense (Note
 4).....................      (64,521)     (68,082)    (778,246)    (545,237)    (742,112)
Other income (expense),
 net....................      (33,872)      (8,963)     (16,276)     (16,276)        (521)
Equity share of income
 of subsidiaries........      160,882      236,811       10,886       76,481      627,081
                          -----------  -----------  -----------  -----------  -----------
 Total other income
  (expense).............      108,504      217,713     (719,844)    (444,666)     (51,828)
                          -----------  -----------  -----------  -----------  -----------
Loss before income tax
 benefit (expense) and
 minority interests.....     (781,855)  (1,743,388)  (1,719,436)  (1,144,317)  (1,176,581)
Income tax benefit
 (expense) (Notes 2 and
 8).....................        5,552       73,408      302,632      210,212      450,043
                          -----------  -----------  -----------  -----------  -----------
Loss before minority
 interests..............     (776,303)  (1,669,980)  (1,416,804)    (934,105)    (726,538)
Minority interests in
 net income (loss) of
 consolidated
 subsidiaries...........      (51,830)      12,900       35,237       31,907      (66,415)
                          -----------  -----------  -----------  -----------  -----------
NET LOSS................  $  (828,133) $(1,657,080) $(1,381,567) $  (902,198) $  (792,953)
                          ===========  ===========  ===========  ===========  ===========
NET LOSS PER COMMON
 SHARE..................  $      (.25) $      (.49) $      (.41) $      (.27) $      (.24)
                          ===========  ===========  ===========  ===========  ===========
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING.....    3,353,573    3,353,573    3,353,573    3,353,573    3,353,573
                          ===========  ===========  ===========  ===========  ===========
PRO FORMA INCOME TAX
 BENEFIT (EXPENSE) (Note
 8)                       $       --   $       --   $       --   $       --   $       --
                          ===========  ===========  ===========  ===========  ===========
PRO FORMA NET LOSS (Note
 8).....................  $  (833,685) $(1,730,488) $(1,684,199) $(1,112,410) $(1,242,996)
                          ===========  ===========  ===========  ===========  ===========
PRO FORMA NET LOSS PER
 COMMON SHARE (Note 8)..  $      (.25) $      (.52) $      (.50) $      (.33) $      (.37)
                          ===========  ===========  ===========  ===========  ===========

     The accompanying notes to these consolidated financial statements are an integral part of the consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                                     COMMON STOCK
                          -----------------------------------
                               CLASS A           CLASS B      ADDITIONAL                   TOTAL
                          ----------------- -----------------  PAID-IN   ACCUMULATED   SHAREHOLDERS'
                           SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL     DEFICIT      INVESTMENT
                          --------- ------- --------- ------- ---------- ------------  -------------
Balance, January 1,
 1993...................  1,385,120 $13,851 1,385,120 $13,851   $ --     $ (9,382,074) $ (9,354,372)
 Net Loss...............        --      --        --      --      --         (828,133)     (828,133)
                          --------- ------- --------- -------   -----    ------------  ------------
Balance, December 31,
 1993...................  1,385,120  13,851 1,385,120  13,851     --      (10,210,207)  (10,182,505)
 Net Loss...............        --      --        --      --      --       (1,657,080)   (1,657,080)
                          --------- ------- --------- -------   -----    ------------  ------------
Balance, December 31,
 1994...................  1,385,120  13,851 1,385,120  13,851     --      (11,867,287)  (11,839,585)
 Net Loss...............        --      --        --      --      --       (1,381,567)   (1,381,567)
                          --------- ------- --------- -------   -----    ------------  ------------
Balance, December 31,
 1995...................  1,385,120  13,851 1,385,120  13,851     --      (13,248,854)  (13,221,152)
Issuance of Common Stock
 in exchange for Earth
 Segment................    583,333   5,834       --      --      --           (5,834)          --
 Net Loss...............        --      --        --      --      --         (792,953)     (792,953)
                          --------- ------- --------- -------   -----    ------------  ------------
Balance, September 30,
 1996...................  1,968,453 $19,685 1,385,120 $13,851   $ --     $(14,047,641) $(14,014,105)
                          ========= ======= ========= =======   =====    ============  ============



     The accompanying notes to these consolidated financial statements are an integral part of the consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 FOR THE YEARS ENDED             FOR THE NINE MONTHS
                                     DECEMBER 31,                ENDED SEPTEMBER 30,
                          ------------------------------------  -----------------------
                             1993        1994         1995         1995        1996
                          ----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net loss................  $ (828,133) $(1,657,080) $(1,381,567) $ (902,198) $  (792,953)
Adjustments to reconcile
 net loss to net cash
 provided by (used in)
 operating activities:
 Depreciation and
  amortization..........     469,859      370,943      970,681     695,547    1,055,566
 Equity in income of
  subsidiary............    (160,882)    (236,811)     (10,886)    (76,481)    (627,081)
 Minority interest in
  net loss (income).....      51,830      (12,900)     (35,237)    (31,907)      66,415
 Net change in assets
  and liabilities:
 Increase in
  receivables...........     (44,881)    (105,566)     (32,068)   (501,676)    (734,356)
 Decrease (increase) in
  other current assets..    (162,149)      53,344       (1,533)    106,770       14,108
 Decrease (increase) in
  receivables from
  affiliates............    (29,510)      (95,791)    (316,052)   (439,488)      77,658
 Decrease (increase) in
  deferred commission...    (147,241)    (171,877)      49,377     (14,545)     (35,570)
 Decrease (increase) in
  other assets..........     (89,605)      85,599        4,462       4,458      (88,853)
 Increase (decrease) in
  accounts payable......       8,279      (16,231)       8,054      (5,756)      70,840
 Increase (decrease) in
  accrued liabilities...     155,255       37,148      327,874     117,229     (210,674)
 Increase (decrease) in
  accounts payable to
  Jones International,
  Ltd...................   3,731,428   (5,029,881)      68,606      60,063    1,426,066
 Increase in interest
  payable...............         --           --           --          --       165,000
 Increase (decrease) in
  other liabilities.....      33,997      (31,261)      27,175      (2,736)      60,089
 Increase (decrease) in
  customer deposits.....     (49,983)    (123,104)     (25,827)        776        6,675
                          ----------  -----------  -----------  ----------  -----------
 Net cash provided by
  (used in) operating
  activities............   2,938,264   (6,933,468)    (346,941)   (989,944)     452,930
                          ----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Purchases of property
 and equipment..........  (4,383,708)  (1,641,039)  (1,261,669)   (632,185)  (1,884,371)
Purchases of intangible
 assets.................         --        (5,160)    (436,519)   (424,374)     (61,648)
Investment in joint
 venture................         --           --      (174,826)   (174,826)         --
Distributions received..         --       375,000      175,000     175,000      150,000
                          ----------  -----------  -----------  ----------  -----------
 Net cash used in
  investing activities..  (4,383,708)  (1,271,199)  (1,698,014) (1,056,385)  (1,796,019)
                          ----------  -----------  -----------  ----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Proceeds from
 borrowings.............   1,490,656    8,316,448    1,997,916   1,995,815    1,341,968
Repayment of
 borrowings.............     (46,982)     (50,850)     (10,642)     (8,899)        (791)
                          ----------  -----------  -----------  ----------  -----------
 Net cash provided by
  financing activities..   1,443,674    8,265,598    1,987,274   1,986,916    1,341,177
                          ----------  -----------  -----------  ----------  -----------
INCREASE (DECREASE) IN
 CASH...................      (1,770)      60,931      (57,681)    (59,413)      (1,912)
                          ----------  -----------  -----------  ----------  -----------
CASH, BEGINNING OF
 PERIOD.................       3,920        2,150       63,081      63,081        5,400
                          ----------  -----------  -----------  ----------  -----------
CASH, END OF PERIOD.....  $    2,150  $    63,081  $     5,400  $    3,668  $     3,488
                          ==========  ===========  ===========  ==========  ===========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
 Interest paid..........  $   64,521  $    68,082  $   778,246  $  545,237  $   742,112
                          ==========  ===========  ===========  ==========  ===========
 Allocated income tax
  benefit ..............  $    5,552  $    73,408  $   302,632  $  210,212  $   450,043
                          ==========  ===========  ===========  ==========  ===========

        The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

(1) ORGANIZATION AND BUSINESS

  Jones International Networks, Ltd. (the "Company") was incorporated in November, 1993 as a subsidiary of Jones International, Ltd. ("Jones International"). In connection with a contemplated initial public offering of the Company's Class A Common Stock, the Company acquired certain other subsidiaries of Jones International whose businesses are complementary to the Company's business. The accompanying financial statements have been prepared on a basis of reorganization accounting (similar to pooling of interests) as though the Company has made the acquisitions of Jones International subsidiaries at inception.

  The Company creates, develops, acquires, produces and distributes programming to radio stations, cable television system operators and other video distributors. The Company: (i) provides radio programming to radio stations in exchange for advertising time that it resells to national advertisers, (ii) provides television programming to cable television system operators and other video distributors, (iii) sells advertising time on its two television networks and receives license fees for its country music television network and (iv) owns and operates its own playback, uplink and satellite transmission facilities that both distribute the Company's programming and are subleased to others for a fee.

  The Company does not currently have a bank or other credit facility. The Company intends to establish a bank credit facility following the consummation of this offering, but there can be no assurance that it will be able to secure such a facility or any financing on acceptable terms, if at all. The Company has received advances and loans from Jones International and related companies to fund its operating and investing activities in the past and anticipates that Jones International will make additional advances to the Company prior to the consummation of the offering. Jones International and such related companies are under no obligation to provide, nor does the Company expect them to provide, additional advances or loans to the Company subsequent to the consummation of the offering. Management believes that the net proceeds from this offering and operating cash flow will be sufficient to fund the Company's capital needs through at least December 31, 1997. However, if the offering is not completed, other equity and/or debt financing is not obtained and if the Company's operating cash flow is not sufficient to meet its needs, Jones International anticipates that it will continue to make advances to the Company as necessary, through December 31, 1997.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. Investments in entities which are not majority-owned and controlled by the Company are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

  Minority Interest--The minority interest in the net income or loss of the Company's consolidated subsidiaries is reflected in the statement of operations. To the extent the minority interest in the net losses of the Company's consolidated subsidiaries exceeds the minority investment in those subsidiaries, such excess losses are charged to the Company. These excess losses are recovered against any future earnings. The Company recorded losses of approximately $0, $0, and $71,000 in excess of the Company's ownership interest in its consolidated subsidiaries during the years ended December 31, 1993, 1994 and 1995, respectively, and losses of approximately $40,000 and $246,000 during the nine months ended September 30, 1995 and 1996, respectively.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

  Property, Plant and Equipment--Property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of 5 to 15 years. Leasehold improvements are depreciated over the lesser of five years or the term of the lease.

  Intangible Assets--Intangible assets consist primarily of affiliate agreements obtained from a third party in May 1995. Intangible assets are amortized over the lesser of 7 years or the term of the affiliate agreements.

  Deferred Commissions--Sales commissions are amortized over the life of the corresponding affiliate agreements from which the sale commission was paid. The current amount represents the portion to be amortized within the next 12 months. The remaining portion is classified as long-term.

  Customer Deposits--Customer deposits consist of unearned revenue associated with affiliate fees and refundable advance payments received from radio stations.

  Income Taxes--The Company joins in filing a consolidated tax return as provided for under the terms of a tax sharing agreement with Jones International and Jones International's other subsidiaries. Pursuant to the terms of the tax allocation agreement, tax provisions (benefits) are allocated to the members of the tax sharing group based on their respective pro rata contribution of taxable income (loss) to Jones International's consolidated taxable income (loss).

  The tax allocation agreement with Jones International gives Jones International the option to either make a payment of the tax benefits due to the subsidiary members of the tax sharing group or to defer such payments until a subsequent taxable period in which the subsidiary member generates taxable income and has a tax payment due either to Jones International or to a federal or state taxing authority. Such payments may be deferred by Jones International for a period not to exceed five years from the date the tax benefits were incurred and will accrue interest at the prime rate in effect at the time the deferred amounts originate.

  The Company accounts for deferred tax liabilities or assets based on the temporary differences between the financial reporting and tax bases of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, based upon current circumstances, are not expected to be realized.

  Revenue Recognition--The Company's revenue consists of radio programming revenue, television programming revenue and satellite delivery and production support revenue.

  Radio programming revenue includes advertising and licensing fees. The Company generates radio advertising revenue by selling airtime to advertisers who advertise their products or services on the networks. The Company recognizes advertising revenue upon airing of the advertisements. Any amounts received from customers for radio advertisements that have not been aired during the period are recorded as unearned revenue until such time as the advertisement is aired. The Company delivers its programming to radio stations for distribution to their listeners. Radio station licensing fees are earned monthly based on the radio station's contractual agreement.

  Television programming revenue includes advertising and licensing fees. The Company generates television advertising revenue by selling airtime to advertisers who advertise their products or services on the networks. The Company recognizes advertising revenue upon the

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES airing of the advertisements. Any amounts received from customers for television advertisements that have not been aired during the period are recorded as unearned revenue until such time as the advertisement is aired. The Company delivers its programming to cable television systems for distribution to their viewers. Cable television system licensing fees are earned monthly based on a per subscriber fee set under the terms of the cable operator's contractual agreement and the number of subscribers that are receiving the Company's programming during the respective month.

  Satellite delivery and production support revenue includes revenue from satellite delivery, uplinking, trafficking, playback and other services. The Company generates revenue by providing such services to affiliates and a third party. The Company recognizes satellite delivery and production support revenue upon completion of the services or upon contractual arrangements.

  Net Loss per Share--Net loss per share of Class A and Class B Common Stock is based on the weighted average number of shares outstanding during the respective periods. Pro forma net loss per share reflects the impact of the Company not recording any tax benefits as if it had filed its income tax return on a separate company basis and was not a part of the tax allocation agreement with affiliated entities.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements--The Company adopted Statement of Financial Accounting Standards No. 121, (Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, "SFAS 121"), effective January 1, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations.

  The Company adopted Statement of Financial Accounting Standards No. 123, (Accounting for Stock-Based Compensation, "SFAS 123") effective January 1, 1996. SFAS 123 recommends a fair value based method of accounting for employee stock compensation, including stock options. However, companies may choose to account for stock compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company elected to account for stock compensation using the intrinsic value based method, and thus SFAS 123 will not have any impact on reported operating results.

(3) ACQUISITION OF JONES GALACTIC RADIO, INC. AND JONES EARTH SEGMENT, INC.

  Effective August 15, 1996, the Company purchased all of the common stock of Jones Galactic Radio ("Galactic Radio") from Jones Global Group, Inc. ("Global Group"), an affiliate of the Company, for $17,200,000. Galactic Radio is a holding company which owns 100% of the Company's radio network programming business and through a subsidiary, a 50% interest in the Galactic/ Tempo Venture ("Superaudio," See Note 7). The purchase price was paid using $1,200,000 in cash with the balance in the form of a $16,000,000 note that bears interest at 8.25

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES percent per annum and is payable quarterly. Principal payments are due in quarterly installments beginning May 15, 2000. The note is included in long-term debt to affiliated entities in the accompanying financial statements. It matures December 31, 2003. The note is secured by all of the assets of the Company's radio network programming business. This transaction was treated as a reorganization of entities under common control and is included in the Company's historical financial statements for all periods presented. The Company intends to repay the note in full from the proceeds of the offering.

  The net assets of Galactic Radio as of the purchase date totaled approximately $5.1 million. In accordance with general accepted accounting principles for a transfer of entities under common control, the amount of purchase price paid by the Company in excess of Galactic Radio's net assets, approximately $12.1 million, was charged to stockholders' equity.

  Effective September 30, 1996, the Company acquired all of the common stock of Jones Earth Segment, Inc. ("Earth Segment") from Mr. Jones and Jones International for 110,833 shares and 472,500 shares, respectively, of the Company's Class A Common Stock. Earth Segment, now a wholly owned subsidiary of the Company, owns the assets through which the Company provides playback, trafficking and uplinking services. This transaction was treated as a reorganization of entities under common control and is included in the Company's historical financial statements for all periods presented.

(4) TRANSACTIONS WITH AFFILIATED ENTITIES

  The Company is a subsidiary of Jones International, a holding company with ownership interests in several companies involved in various aspects of the telecommunications industry. Jones International is wholly owned by Mr. Jones, Chairman and Chief Executive Officer of Jones Intercable, Inc. ("Jones Intercable") and various other subsidiaries of Jones International. Certain members of management of the Company are also officers or directors of these affiliated entities and, from time to time, the Company may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of the Company and are allocated at cost based on specific identification or other methods which management believes are reasonable. Principal recurring transactions with affiliates, excluding the PIN Venture and Superaudio, are described below. See Note 7 for transactions with affiliates related to the PIN Venture and Superaudio.

  Television Programming Revenue--The Company earns up to a three percent commission on the sale of airtime for informational programming on Mind Extension University and Jones Computer Network, which are subsidiaries of Jones Education Company ("Jones Education") and affiliates of the Company. Prior to October 1, 1995, the Company did not provide this service to Jones Education. For the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company received $51,574 and $182,648, respectively, for this service.

  The Company distributes its Great American Country ("GAC") network primarily to cable television systems owned or managed by Jones Intercable. The GAC network, a 24-hour country music video network, was launched on December 31, 1995. Jones Intercable and its affiliated partnerships paid total license fees to the Company of $508,701 for the nine months ended September 30, 1996.

  Television Programming Expense--Jones Infomercial Networks, Inc. ("Infomercial Networks"), a subsidiary of the Company, provided programming to Jones Intercable prior to the

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

PIN Venture and, as required under the terms of the affiliate agreement, paid a fee of approximately 33% of the net revenue generated to the affiliates which aired the infomercial programming. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, Infomercial Networks paid affiliate fees to Jones Intercable or its systems totaling $-0-, $237,816, $109,333, $109,333 and $-0-, respectively.

  Satellite Delivery and Production Support Expense--Earth Segment provides playback, editing, duplication and uplinking services primarily to its cable programming network affiliates. Earth Segment charges affiliates for its services using rates which are calculated to achieve a specified rate of return on investment to Earth Segment. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, Earth Segment charged Jones Education and its affiliates $1,041,894, $1,409,136, $1,884,481, $1,366,347 and $1,487,198, respectively, for these services.

  Galactic Radio has a transponder lease agreement with Jones Satellite Holdings ("Satellite Holdings"), an affiliate of the Company, for the use of the sub-carriers on a non-preemtible satellite transponder. This agreement allows Galactic Radio to use a portion of the transponder to distribute its audio programming. Satellite Holdings has the right to terminate the license agreement at any time upon 30 days written notice to Galactic Radio. Satellite Holdings charged $633,000, $633,000, $696,300, $522,225 and $522,225 for the
years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, respectively, for this service.

  General and Administrative Expenses--The Company leases and subleases office space in Englewood, Colorado from affiliates of Jones International. Rent and associated expenses are allocated to the Company based on the amount of square footage it occupies. Jones International and its affiliates charged the Company $-0-, $-0-, $13,507, $10,292, and $22,140, for the years ended
December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  A subsidiary of Jones International provides computer hardware and software support services to the Company. This subsidiary charged the Company $12,426, $118,488, $306,400, $232,188 and $258,254, for the years ended December 31,
1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively, for computer services.

  The Company and its consolidated subsidiaries reimburse Jones International for certain allocated administrative expenses. These expenses generally consist of salaries and related benefits. Allocations of personnel costs are generally based on actual time spent by affiliated associates with respect to the Company. Jones International and its affiliates charged the Company $217,213, $91,119, $162,605, $137,792 and $195,543, for the years ended
December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively, for these administrative expenses.

  To assist funding its operating and investing activities, the Company has borrowed funds from Jones International. Jones International charged interest on its advances to the Company at rates of approximately eight, nine, and 11 percent per annum in 1993, 1994 and 1995, respectively, and approximately 10 percent per annum during the nine months ended September 30, 1996. Jones International's interest rate is calculated using the published prime rate plus two percent. Jones International charged the Company interest of $11,399, $7,892, $141,644, $124,660 and $114,245, for the years ended December 31,
1993, 1994 and 1995 and the nine months ended September 30, 1995, and 1996, respectively.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

  Periodically, Jones International remits funds on behalf of the Company and its subsidiaries to third parties and affiliates in payment of products and services purchased by the Company and its subsidiaries in their normal course of business. These advances are then subsequently reimbursed to Jones International on a timely basis as revenue proceeds are received by the Company. Due to their short-term nature, such amounts payable to Jones International are classified as a current liability in the accompanying financial statements.

  In addition, the Company incurred certain expenses related to its satellite transponder leases with Jones Space Segment, Inc. ("Space Segment"). These transactions are summarized below. Upon consummation of the offering, these transactions will no longer be affiliated in nature because the Company is acquiring the satellite transponder leases and subleases as one of the Pre-Offering Transactions.

  Satellite Delivery and Production Support Expense--The Company entered into a renewable transponder lease agreement with Space Segment to use a portion of a satellite transponder to distribute television programming. Space Segment has the right to terminate the agreement at any time upon 30 days written notice to the Company. Space Segment charged the Company $800,001, $1,212,672, $909,504, and $1,278,234, for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively, for this service.

(5) NOTE PAYABLE

  In December 1994, Earth Segment entered into a promissory note with Jones Intercable. As of September 30, 1996 the principal amount of the note was $6,554,500. The note is secured by all of Earth Segment's present and future tangible and intangible property and bears interest at one percent over the published prime rate. Interest expense, which is payable quarterly, totaled $- 0-, $669,560, $487,764 and $462,866 for the years ended December 31, 1994 and
1995 and the nine months ended September 30, 1995 and 1996, respectively. The note matures on December 19, 1999. The Company intends to repay this note in full from the proceeds of the offering.

(6) COMMON STOCK

  Voting Rights--The Class A Common Stock has voting rights that are generally one-twentieth of those held by the Class B Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute at least 25 percent of the total membership of the Board of Directors of the Company. Holders of the Class B Common Stock, also voting as a separate class, are entitled to elect the remaining directors. Mr. Jones directly or beneficially owns all of the Class B Common Stock.

  Stock Split--The Board of Directors has approved a stock split whereby each share of the Company's Class A Common Stock will be exchanged into 220 shares of Class A Common Stock and each share Class B Common Stock will be exchanged into 220 shares of Class B Common Stock. These stock splits have been reflected retroactively in the accompanying financial statements.

  Stock Option Plan--The Company has adopted an employee stock option plan (the "Plan") that provides for the grant of stock options and stock appreciation rights ("SARs") to employees or individuals providing service to the Company. The Plan covers an aggregate of up to 630,000 shares of the Company's Class A Common Stock. No options or SARs have been granted under the Plan.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

(7) JOINT VENTURES

  The Company is a partner in two joint ventures, the PIN Venture and Superaudio. The PIN Venture was organized in January 1995 and commenced operations on February 1, 1995. The PIN Venture owns and operates a 24-hour-a-day cable television network for the airing of long-form advertising ("infomercials"). Superaudio commenced operations in July 1990 and is a joint venture which is owned 50 percent by the Company and 50 percent by a third party. Superaudio provides audio programming services to cable television system operators and direct broadcast satellite services companies.

  Certain condensed financial information for PIN is as follows:

                                                              SEPTEMBER 30,
                                             DECEMBER 31, ----------------------
                                                 1995        1995        1996
                                             ------------ ----------  ----------
Total assets...............................   $  703,179  $  725,109  $1,521,377
Liabilities................................      765,859     721,271     739,361
Partners' capital (net of accumulated defi-
 cit)......................................      (62,680)      3,838     782,016
Revenues...................................    4,110,025   2,903,844   5,712,484
Operating expenses.........................    4,494,842   3,231,968   4,818,959
Operating income (loss)....................     (384,817)   (328,124)    893,525
Net income (loss)..........................     (412,332)   (345,814)    844,696

  Certain condensed financial information for Superaudio is as follows:

                                   DECEMBER 31,               SEPTEMBER 30,
                         -------------------------------- ---------------------
                            1993       1994       1995       1995       1996
                         ---------- ---------- ---------- ---------- ----------
                                                               (UNAUDITED)
Total assets............ $1,228,721 $1,081,144 $1,156,253 $1,015,551 $1,034,430
Liabilities.............    187,481    316,282    309,949    101,694     26,021
Partners' capital (net
 of accumulated
 deficit)...............  1,041,240    764,862    846,304    913,857  1,008,409
Revenues................  1,767,379  1,795,968  1,898,304  1,441,043  1,654,171
Operating expenses......  1,451,108  1,334,704  1,479,730    954,931  1,187,532
Operating income........    316,271    461,264    418,574    486,112    466,639
Net income..............    321,942    473,622    431,442    498,995    462,105

  The PIN Venture and Superaudio reimburse the Company and its affiliates for certain allocated overhead and administrative expenses. These expenses generally consist of salaries and related benefits, rent, data processing services and other corporate facilities costs. The Company and its affiliates provide engineering, marketing, administrative, accounting, information management, and legal services to the PIN Venture and Superaudio. Allocations of personnel costs have been based primarily on actual time spent by the Company and its affiliates' employees.

  Significant transactions for the PIN Venture and Superaudio with affiliated entities are described below:

  Audio Programming Revenue--Superaudio delivers its audio programming to cable television systems owned by Jones Intercable and its affiliated partnerships for a monthly fee of $60,000. For the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, Jones Intercable and its affiliates paid Superaudio $720,000, $720,000, $720,000, $540,000 and $540,000 respectively, for audio programming.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

  Audio Programming Expense--The Company sells certain audio programming to Superaudio. For the years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, the Company charged Superaudio $13,000, $48,000, $55,000, $40,000 and $36,000, respectively, for audio programming.

  Television Programming Expense--The Company charges the PIN Venture a commission on the sale of airtime for informational programming. For the nine months ended September 30, 1996, the Company charged the PIN Venture $24,113 for this service.

  Prior to January 1, 1997, the PIN Venture generally paid one-half of the revenues generated by its infomercial programming in the form of cable system rebates to all Systems which enter into agreements to air such programming. Amounts paid by the PIN Venture to Jones Intercable and its affiliated partnerships were $946,391, $706,125 and $784,148 for the year ended
December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively. Beginning on January 1, 1997, the PIN Venture will generally pay 60% of these revenues to such Systems.

  Satellite Delivery and Production Support Expense--Earth Segment provides playback, editing, duplication and uplinking services to the PIN Venture. Earth Segment charged the PIN Venture $522,384, $379,122 and $492,417 for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, for these services.

  The Company has satellite transponder lease agreements with Space Segment and Satellite Holdings and in turn sub-leases these satellite transponders to the PIN Venture and Superaudio. The Company charged the PIN Venture $1,111,616, $808,448 and $639,117 for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, for this service. The Company charged Superaudio $633,000, $633,000, $633,000, $474,750 and $474,750 for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, respectively, for this service.

  General and Administrative Expenses--The Company leases office space in Englewood, Colorado from affiliates of Jones International. Rent and associated expenses are allocated to the PIN Venture based on the amount of square footage it occupies. Jones International and its affiliates charged the PIN Venture $17,662, $7,311, and $16,432, for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  A subsidiary of Jones International provides computer hardware and software support services to the PIN Venture and Superaudio. The subsidiary charged the PIN Venture $145,562, $117,486 and $110,986, the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively, for computer services. Superaudio was charged $15,512, $6,987, $41,116, $30,632, and $30,259, the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively, for computer services.

  The Company and its subsidiaries reimburse Jones International for certain allocated administrative expenses. These expenses generally consist of salaries and related benefits. Allocations of personnel costs are generally based on actual time spent by affiliated associates with respect to the Company. Jones International and its affiliates charged the PIN Venture $20,924, $9,322 and $89,238, for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively, for these administrative expenses. Jones International and its affiliates charged the Superaudio $25,996, $18,484, $6,378, $5,186, and $8,270, for the years ended
December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively, for these administrative expenses.

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

  To assist funding its operating and investing activities, the PIN Venture has borrowed funds from Jones International and its affiliates. Jones International charged interest on its advances to the Company at rates of approximately 8, 9, and 11 percent per annum in 1993, 1994 and 1995, respectively, and approximately 10 percent per annum during the nine months ended September 30, 1996. Jones International's interest rate is calculated using the published prime rate plus 2 percent. Jones International charged the PIN Venture interest of $33,042, $17,690 and $23,678 for the year ended December 31, 1995 and the nine months ended September 30, 1995, and 1996, respectively.

(8) INCOME TAXES

  The Company and certain of its subsidiaries joined in filing a consolidated tax return as provided for under the terms of a tax sharing agreement with Jones International and Jones International's other subsidiaries. Pursuant to the terms of the agreement, tax (provisions) benefits are allocated to members of the tax sharing group based on their respective pro rata contribution of taxable income (loss) to Jones International's consolidated taxable income
(loss). Income tax benefits (provisions) recognized as a result of the tax sharing arrangement were $5,552, $73,408, $302,632, $210,212 and $450,043 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996. A current income tax benefit of $450,043 was recognized by the Company as of September 30, 1996, which assumes Jones International will utilize substantially all of the Company's tax losses generated during 1996. Adjustments, if any, will be based upon Jones International and its subsidiaries actual taxable income for the year ending December 31, 1996. Pro forma information is presented on the face of the Statement of Operations as if the Company had filed its tax returns on a separate company basis.

  The difference between the statutory federal income tax rate and effective rate is summarized as follows:

                                              DECEMBER 31,       SEPTEMBER 30,
                                            -------------------  ---------------
                                            1993   1994   1995    1995     1996
                                            -----  -----  -----  -------  ------
                                                     (IN THOUSANDS)
Computed "expected tax benefit"............ $ 274  $ 610  $ 602  $   401  $  412
State taxes, net of federal benefit........    25     57     56       37      38
Other......................................     5     10     10        8     --
                                            -----  -----  -----  -------  ------
                                              304    677    668      446     450
Valuation allowance........................  (298)  (604)  (365)    (236)    --
                                            -----  -----  -----  -------  ------
Total income tax benefit................... $   6  $  73  $ 303  $   210  $  450
                                            =====  =====  =====  =======  ======

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES

  The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1994     1995        1996
                                                 -------  -------  -------------
                                                  IN THOUSANDS      (UNAUDITED)
DEFERRED TAX ASSETS:
Net operating loss carryforwards...............  $   --   $   312     $   928
Future deductible amounts associated with other
 assets and liabilities........................    3,964    4,314       5,001
                                                 -------  -------     -------
                                                   3,964    4,626       5,929
DEFERRED TAX LIABILITIES:
Investments in productions, property and equip-
 ment..........................................     (264)    (327)       (340)
VALUATION ALLOWANCE............................   (3,700)  (4,299)     (5,589)
                                                 -------  -------     -------
Net deferred tax asset.........................  $   --   $   --      $   --
                                                 =======  =======     =======

  At December 31, 1995, the Company had net tax operating loss carryforwards of approximately $816,000, which expire between 2004 and 2010. Although management expects future results of operations to improve, it emphasizes the Company's past performance rather than growth projections when determining the valuation allowance. Any subsequent adjustment to the valuation allowance, if deemed appropriate due to changed circumstances, will be recognized as a separate component of the provision for income taxes.

  If the Company successfully completes its proposed offering of Class A Common Stock, a change of greater than 50 percent of the ownership interest of the Company's shares may occur. Tax statutes limit the utilization of existing tax NOLs when a change greater than 50 percent occurs to a specified amount each year. The Company believes that the application of the limitation will not likely cause taxable income to occur in the near term due to unavailability of limited NOLs.

(9) EMPLOYEE INVESTMENT AND DEFERRED COMPENSATION PLANS

  The Company's employees are eligible to participate in an Employee Profit Sharing/Retirement Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, eligible employees are permitted to defer up to 16% of their annual compensation. The Company currently matches 50% of the employees' deferrals up to a maximum of 6% of their annual compensation, with the Company's contribution vesting immediately. Contributions to the 401(k) Plan are invested by the trustees of the 401(k) Plan in accordance with the directions of each participant. Participants or their beneficiaries are entitled to payment of benefits (i) upon retirement either at or after age 65, (ii) upon death or disability or (iii) upon termination of employment, unless the participant elects to receive payment prior to one of the events previously listed. For the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, the Company contributed approximately $-0-, $-0-, $24,621, $11,463 and $15,774, respectively, to the 401(k) Plan on behalf of its employees.

  Certain of the Company's key management personnel are eligible to participate in a Deferred Compensation Plan (the "Deferred Compensation Plan"). Under the Deferred Compensation Plan, key employees are permitted to defer receipt of 100% of their annual compensation. The Company currently matches the key employees' deferrals up to a maximum of 6% of their contributions. The

              JONES INTERNATIONAL NETWORKS, LTD. AND SUBSIDIARIES contributed funds are deposited with an independent trustee and are invested in a number of pre-selected investment funds. Both the key employees' and the Company's contributions are subject to the claims of the Company's creditors. Participants in the Deferred Compensation Plan or their beneficiaries receive a distribution of their contributions, the Company's contributions, and earnings attributable to those contributions on their separation from employment with the Company or their death. Contributions made by the Company to the Deferred Compensation Plan on behalf of key employees totaled approximately $33,409, $33,447, $50,861, $39,836 and $49,469 for the years ended December 31, 1993, 1994, and 1995 and for the nine months ended September 30, 1995 and 1996, respectively.

(10) COMMITMENTS

  On August 14, 1996, the Company and M. Kane & Company, Inc. ("MKC") entered into an agreement pursuant to which MKC agreed to provide financial advice and assistance to the Company about strategic alternatives, including financial structuring and valuation-related analyses, and in the event that the Company elected to execute an initial public offering, to assist the Company with its structure and conduct. In consideration for such services, MKC has received a $110,000 fee and, beginning as of July 1996, a retainer of $20,000 per month. MKC is also entitled to advisory fees equal to 1.875% of the gross proceeds of the Company's initial public offering, which fees are estimated to be $753,750 and will be offset by any fees previously paid by the Company to MKC, as well as a warrant (the"MKC Warrant") to purchase shares of Class A Common Stock, as described below. In addition, the Company is required to reimburse MKC for its reasonable out-of-pocket fees and expenses. This agreement will terminate, if not extended, on the later of December 31, 1996 or the consummation of the Company's initial public offering.

  The Company has also agreed to issue to MKC the MKC Warrant, which grants the right for five years to purchase 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price. The MKC Warrant will be exercisable one year after the effective date of the registration statement relating to the Company's initial public offering. The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions.

(11) SUBSEQUENT EVENTS

  The Company has filed a registration statement with the Securities and Exchange Commission. Currently, the Company owns less than 50 percent of PIN. Immediately prior to the consummation of the offering, the Company will acquire from Adelphia an 8.35% percent equity interest in PIN in exchange for approximately 262,500 shares of the Company's Class A Common Stock. As a result of this transaction, the Company will own a majority equity interest in the PIN Venture and will consolidate the PIN Venture for financial reporting purposes. Also, immediately prior to the consummation of the offering, the Company will acquire Mr. Jones' 19% equity interest in JINI, the subsidiary through which the Company has invested in the PIN Venture and Mr. Jones' 19% equity interest in GAC, the subsidiary through which the Company operates the GAC network, in exchange for 333,333 shares of the Company's Class A Common Stock. Also, immediately prior to the consummation of the offering, the Company will acquire the transponder leases and related subleases owned by Space Segment, an affiliate of the Company, in exchange for 416,667 of the Company's Class A Common Stock.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jones International Networks, Ltd.

  We have audited the accompanying balance sheets of Product Information Network Venture (the "Partnership") as of December 31, 1995 and September 30, 1996, and the related statements of operations, partners' capital (deficit) and cash flows for the eleven months ended December 31, 1995, and the nine months ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1995 and September 30, 1996, and the results of its operations and its cash flows for the eleven months ended December 31, 1995, and the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
October 25, 1996

                      PRODUCT INFORMATION NETWORK VENTURE

                                 BALANCE SHEETS

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1995         1996
                                                     ------------ -------------
CURRENT ASSETS:
  Cash..............................................   $ 16,248    $   80,158
  Accounts receivable...............................    545,522     1,226,298
  Allowance for doubtful accounts...................    (55,861)      (34,131)
                                                       --------    ----------
    Net accounts receivable.........................    489,661     1,192,167
  Prepaid expenses..................................      8,540         8,399
  Other current assets..............................        --         73,883
                                                       --------    ----------
    Total current assets............................    514,449     1,354,607
                                                       --------    ----------
FIXED ASSETS (Notes 2 and 5):
  Property, plant and equipment.....................    202,258       208,071
  Accumulated depreciation..........................    (17,768)      (44,640)
                                                       --------    ----------
    Net fixed assets................................    184,490       163,431
                                                       --------    ----------
OTHER ASSETS........................................      4,240         3,339
                                                       --------    ----------
    Total assets....................................   $703,179    $1,521,377
                                                       ========    ==========
CURRENT LIABILITIES:
  Accounts payable--trade...........................   $ 10,940    $    8,819
  Advances from Jones Infomercial Network Ventures
   (Note 3).........................................    388,733       343,909
  Accounts payable--cable system rebates (Note 2)...    130,032       301,265
  Unearned revenue (Note 2).........................    218,976        14,745
  Accrued liabilities...............................     17,178        70,623
                                                       --------    ----------
    Total current liabilities.......................    765,859       739,361
                                                       --------    ----------
PARTNERS' CAPITAL (DEFICIT) (Note 4):
  General partners' contribution....................    349,652       349,652
  Retained earnings (accumulated deficit)...........   (412,332)      432,364
                                                       --------    ----------
    Total general partners' capital (deficit).......    (62,680)      782,016
                                                       --------    ----------
  Total liabilities and partners' capital
   (deficit)........................................   $703,179    $1,521,377
                                                       ========    ==========


              The accompanying notes to these financial statements are an integral part of these financial statements.

                      PRODUCT INFORMATION NETWORK VENTURE

                            STATEMENTS OF OPERATIONS

                              FOR THE           FOR THE            FOR THE
                           ELEVEN MONTHS      EIGHT MONTHS       NINE MONTHS
                               ENDED             ENDED              ENDED
                         DECEMBER 31, 1995 SEPTEMBER 30, 1995 SEPTEMBER 30, 1996
                         ----------------- ------------------ ------------------
                                              (UNAUDITED)
REVENUES:
  Television programming
   revenue..............    $4,110,025         $2,903,844         $5,712,484
OPERATING EXPENSES:
  Television programming
   expenses
   Non-affiliated enti-
    ties................       380,288            310,148          1,159,556
   Affiliated entities..     3,339,011          2,363,135          3,065,727
                            ----------         ----------         ----------
    Total video program-
     ming expenses......     3,719,299          2,673,283          4,225,283
  General and
   administrative
   expenses
   (Note 3).............       661,768            482,282            479,183
  Selling and market-
   ing..................       113,775             76,403            114,493
                            ----------         ----------         ----------
    Total operating ex-
     penses.............     4,494,842          3,231,968          4,818,959
                            ----------         ----------         ----------
OPERATING INCOME
 (LOSS).................      (384,817)          (328,124)           893,525
                            ----------         ----------         ----------
OTHER INCOME (EXPENSE):
  Interest expense (Note
   3)...................       (33,043)           (17,690)           (23,678)
  Other income (loss)...         5,528                --             (25,151)
                            ----------         ----------         ----------
    Total other income
     (expense)..........       (27,515)           (17,690)           (48,829)
                            ----------         ----------         ----------
NET INCOME (LOSS).......    $ (412,332)        $ (345,814)        $  844,696
                            ==========         ==========         ==========


   The accompanying notes to the financial statements are an integral part of these financial statements.

                      PRODUCT INFORMATION NETWORK VENTURE

                   STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)

                                                           RETAINED     TOTAL
                                                           EARNINGS   PARTNERS'
                                              CAPITAL    (ACCUMULATED  CAPITAL
                                           CONTRIBUTIONS   DEFICIT)   (DEFICIT)
                                           ------------- ------------ ---------
BALANCE, FEBRUARY 1, 1995.................   $    --       $    --    $    --
  Contributions...........................    349,652           --     349,652
  Net loss................................        --       (412,332)  (412,332)
                                             --------      --------   --------
BALANCE, DECEMBER 31, 1995................    349,652      (412,332)   (62,680)
  Net income..............................        --        844,696    844,696
                                             --------      --------   --------
BALANCE, SEPTEMBER 30, 1996...............   $349,652      $432,364   $782,016
                                             ========      ========   ========



               The accompanying notes to the financial statements
              are an integral part of these financial statements.

                      PRODUCT INFORMATION NETWORK VENTURE

                            STATEMENTS OF CASH FLOWS

                               FOR THE           FOR THE            FOR THE
                            ELEVEN MONTHS      EIGHT MONTHS       NINE MONTHS
                                ENDED             ENDED              ENDED
                          DECEMBER 31, 1995 SEPTEMBER 30, 1995 SEPTEMBER 30, 1996
                          ----------------- ------------------ ------------------
                                               (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss).....      $(412,332)        $(345,814)          $844,696
  Adjustments to recon-
   cile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
   Gain on sale of as-
    sets................         (5,528)              --              (2,349)
   Depreciation and am-
    ortization..........         23,187            21,827             29,510
   Net change in assets
    and liabilities:
   Increase (decrease)
    in accounts payable
    to Jones Infomercial
    Network Ventures....        388,733           589,294            (44,824)
   Increase in accounts
    receivable..........       (489,661)         (406,030)          (702,506)
   Increase in prepaid
    expenses and other
    assets..............        (12,780)          (20,392)           (72,841)
   Increase in accounts
    payable--cable
    system rebates......        130,032            87,919            171,233
   Increase (decrease)
    in deferred revenue
    and income..........        218,976             1,000           (204,231)
   Increase in accounts
    payable and accrued
    liabilities.........         28,118            44,058             51,324
                              ---------         ---------           --------
    Net cash provided by
     (used in) operating
     activities.........       (131,255)          (28,138)            70,012
                              ---------         ---------           --------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchase of equip-
   ment.................       (326,203)         (316,842)           (29,198)
  Proceeds from the sale
   of equipment.........        124,054               --              23,096
                              ---------         ---------           --------
    Net cash used in in-
     vesting activi-
     ties...............       (202,149)         (316,842)            (6,102)
                              ---------         ---------           --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Contributed capital
   from general part-
   ners.................        349,652           349,652                --
                              ---------         ---------           --------
    Net cash provided by
     financing
     activities.........        349,652           349,652                --
                              ---------         ---------           --------
INCREASE IN CASH........         16,248             4,672             63,910
CASH, BEGINNING OF PERI-
 OD.....................            --                --              16,248
                              ---------         ---------           --------
CASH, END OF PERIOD.....      $  16,248         $   4,672           $ 80,158
                              =========         =========           ========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
  Interest paid.........      $  33,043         $  17,690           $ 23,678
                              =========         =========           ========

               The accompanying notes to the financial statements
              are an integral part of these financial statements.

                      PRODUCT INFORMATION NETWORK VENTURE

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1995

        AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

(1) ORGANIZATION AND BUSINESS

  Product Information Network Venture (the "Partnership"), a partnership formed under Colorado law, was organized in January 1995 and commenced operations on February 1, 1995. Jones Infomercial Network Ventures, Inc., a Colorado corporation ("Network Ventures"), Cox Consumer Information Networks Inc., a Delaware corporation ("Cox"), and Adelphia Communications Corporation, a Delaware corporation ("Adelphia") are the partners of the Partnership.

  The Partnership owns and operates a 24-hour-a-day cable television network for the promotion and exhibition of informational advertising
("Infomercials"). Short-form Infomercials range from 30 seconds to 2 minutes in length and long-form Infomercials are approximately 30 minutes in length.

(2) UNAUDITED INTERIM FINANCIAL STATEMENTS

  The interim financial statements as of September 30, 1995 presented in these financial statements are in conformity with the Securities and Exchange Commission requirements for unaudited financial statements and do not contain all of the necessary footnote disclosures required for a fair presentation of the Statements of Financial Position and Statements of Operations and Cash Flows in conformity with generally accepted accounting principles. However, in the opinion of management, this data includes all adjustments, consisting only of normal recurring accruals, necessary to present fairly the financial position of the Partnership as of September 30, 1995 and its results of operations and its cash flows for the nine months ended September 30, 1995.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Property, Plant and Equipment--Property, plant and equipment is depreciated using the straight-line method over the estimated useful life of five years. Leasehold improvements are depreciated over the lesser of 5 years or the term of the lease.

  Accounts Payable--Cable System Rebates--Prior to January 1, 1997, the Partnership generally paid one-half of its net revenues generated by the Infomercial programming in the form of cable system rebates to the cable television systems ("Systems") which have entered into agreements to air the Partnership's programming. Cable system rebates are calculated based on the following factors: numbers of subscriber hours, channel position, and peak and non-peak carriage. Cable system rebates are payable to the Systems, except for Jones Intercable Systems, on or before the fifteenth day following each month in which the revenues were earned. Cable system rebates payable to the Jones Intercable Systems are paid in the same month they are earned. Cable system rebates are accrued as revenues are earned by the Company. Beginning on January 1, 1997, the PIN Venture will generally pay 60% of these net revenues to such Systems.

  Revenue Recognition--The Partnership generates advertising revenue by selling airtime to Infomercial providers, advertising agencies and other organizations who advertise their products or services on the network. The Partnership recognizes revenue upon airing of the advertisements. The airtime is sold generally for a fixed amount for a certain block of airtime or on a per-inquiry basis. Any amounts paid by a customer for an Infomercial that has not aired during the period is recorded as unearned revenue until such time as the Infomercial is aired.

                      PRODUCT INFORMATION NETWORK VENTURE

  The Partnership had three major customers during the eleven months ended December 31, 1995 and the nine months ended September 30, 1996. The related percentages and total gross revenue are as follows:

                         FOR THE ELEVEN MONTHS ENDED       FOR THE EIGHT MONTHS ENDED      FOR THE NINE MONTHS ENDED
                              DECEMBER 31, 1995                SEPTEMBER 30, 1995             SEPTEMBER 30, 1996
                         --------------------------------  ------------------------------- -------------------------------
                            AMOUNT          PERCENTAGE        AMOUNT         PERCENTAGE       AMOUNT         PERCENTAGE
                         ---------------- ---------------  --------------- --------------- ---------------- --------------
Customer A..............              --             --                --            --          $2,625,367           43%
Customer B.............. $        997,286             22%  $       810,371            23%         1,022,590           17%
Customer C..............          599,335             13%          372,591            10%           708,635           12%
Customer D..............          687,918             15%          450,430            13%               --           --
Customer E..............              --             --            469,721            13%               --           --

  In November 1995, the Partnership entered into an agreement to provide a block of airtime to a new customer (CRN) starting January 1, 1996. The Partnership agreed to provide, under certain conditions, up to 12 hours a day of airtime to this new customer for the year ending December 31, 1996, though initially providing only 6 hours. At September 30, 1996, the Partnership was providing this customer 8 hours a day of airtime. In August 1996, the Partnership and this customer entered into a new agreement which specifies the rates to be charged for 1997. Under this new agreement, if the Partnership has available airtime and the customer provides 90 days notice, the Partnership will air up to 12 hours per day of the customer's programming during 1997.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements--The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (SFAS 121), which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. The Company adopted SFAS 121 effective January 1, 1996. Implementation of SFAS 121 had no material effect on the Company's financial position or results of operations.

(4) TRANSACTIONS WITH AFFILIATED ENTITIES

  Network Ventures is an indirectly owned subsidiary of Jones International Networks, Ltd. ("Jones International Networks"). Certain members of management of the Partnership are also officers or directors of other affiliated entities and, from time to time, the Partnership may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of the Partnership and are allocated at cost based on specific identification or other reasonable methods. Significant transactions with affiliated entities are described below.

  Television Programming Revenue--The Partnership pays an up to three percent commission to a subsidiary of Jones International Networks for the sale of airtime for informational programming. For the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Partnership paid commissions of $0, $0 and $24,113, respectively, to this subsidiary.

                      PRODUCT INFORMATION NETWORK VENTURE

  Television Programming Expenses--Jones Earth Segment, Inc. ("Earth Segment"), a subsidiary of Jones International Networks, provides playback, editing, duplication, trafficking and uplinking services primarily to its programming affiliates. Earth Segment charges affiliates for its services using rates which are calculated to achieve a specified rate of return on investment to Earth Segment. For the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, Earth Segment charged the Partnership $522,384, $379,122 and $492,417, respectively, for these services.

  Effective February 1, 1995, the Partnership agreed to pay Jones International Networks a monthly fee of $101,056 for the use of a non-preemptible transponder on a domestic communications satellite. The monthly rate decreased to $71,013 in 1996. For the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Partnership was charged $1,111,616, $808,448 and $639,117, respectively, for the transponder.

  Prior to January 1, 1997, the Partnership generally paid one-half of the revenues generated by its infomercial programming in the form of cable system rebates to all Systems which enter into agreements to air such programming. Total cable system rebates paid by the Partnership to Jones Intercable and its affiliated partnerships, Cox and Adelphia systems were $946,391, $669,440 and $89,180, respectively, for the eleven months ended December 31, 1995. For the nine months ended September 30, 1995, the Partnership paid Jones Intercable and its affiliated partnerships, and Cox $706,125 and 469,439, respectively. For the nine months ended September 30, 1996, the Partnership paid Jones Intercable and its affiliated partnerships, Cox and Adelphia Systems $784,148, $763,644 and $386,401, respectively. Beginning on January 1, 1997, the PIN Venture will generally pay 60% of these revenues to such Systems.

  General and Administrative--An affiliate of Jones International provides computer support services to the Partnership. Computer expenses of $145,562, $117,486 and $110,986 were charged to the Partnership for the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  Jones Intercable owns an office building in Englewood, Colorado which it leases to Jones International and its affiliates. Jones Intercable allocates rent to Jones International and its affiliates based on square footage occupied by each affiliated entity. Rent expense of $17,662, $7,311 and $16,432 was charged to the Partnership for the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  The Partnership reimburses Network Ventures for certain allocated administrative expenses. These expenses consist primarily of salaries and related benefits. Allocations of personnel costs are based on actual time spent by affiliated associates with respect to the Partnership. Such allocated expenses totaled $20,924, $9,322 and $89,238 for the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  To assist in funding its continuing operations, the Partnership has borrowed funds from Network Ventures. Network Ventures charged interest in 1995 and 1996 on its advances to the Partnership at a rate of approximately 11 and 10 percent per annum, respectively, based on the preceding month's balance. Such rate is calculated using the published prime rate plus 2 percent. Interest charged by Network Ventures totaled $33,042, $17,689 and $23,678 for the eleven months ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(5) CONTRIBUTED CAPITAL

  The capitalization of the Partnership is set forth in the accompanying Statement of Partners' Capital (Deficit). The Partnership was initially formed with Network Ventures and Cox as partners.

                      PRODUCT INFORMATION NETWORK VENTURE

Network Ventures and Cox purchased their interests in the Partnership by each contributing $174,826 and certain cable television affiliate agreements to the Partnership.

  In October 1995, Adelphia joined the Partnership and entered into an affiliate agreement with the Partnership. Initially, Adelphia launched the Partnership's programming on cable systems representing approximately 400,000 subscribers. In exchange, Adelphia received a 4 percent interest in the Partnership, thereby reducing Network Ventures' and Cox's interests to 48 percent each, and is entitled to receive an increasing ownership interest in the Partnership. Under the terms of the affiliate agreement, when additional Adelphia cable systems launch the Partnership's programming prior to October 1, 1996, Adelphia will receive an additional one percent for each 100,000 subscribers, up to a total of 10 percent. At September 30, 1996, Adelphia's, Network Ventures' and Cox's ownership interests were approximately 8 percent, 46 percent and 46 percent, respectively. Prior to April 2, 1998, Adelphia is also entitled to an additional one-half of one percent ownership interest in the Partnership for each 100,000 subscribers over and above 1,000,000 subscribers, but not to exceed 15 percent in the aggregate.

  Profits, losses and distributions of the Partnership will be allocated in accordance with their respective ownership interests.

(6) PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment consisted of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
   Leasehold improvements............................   $  5,052     $  5,052
   Office furniture, fixtures and equipment..........      9,023        9,023
   Computer hardware and software....................     49,247       56,131
   Satellite receivers and other equipment...........    138,936      137,865
                                                        --------     --------
   Total property, plant and equipment...............    202,258      208,071
   Accumulated depreciation and amortization.........    (17,768)     (44,640)
                                                        --------     --------
   Net property, plant and equipment.................   $184,490     $163,431
                                                        ========     ========

(7) INCOME TAXES

  Income taxes are not reflected in the accompanying financial statements as such amounts accrue directly to the partners. The federal and state income tax returns of the Partnership will be prepared and filed by the General Partners.

  The Partnership's tax returns and the amount of distributable Partnership income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes with respect to the Partnership's tax status, or the Partnership's recorded income or loss, the tax liability of the General Partners would be adjusted accordingly.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jones International Networks, Ltd.:

  We have audited the accompanying statements of net assets to be acquired from Jones Space Segment, Inc., (the "Space Segment Assets"), as of December 31, 1994 and 1995 and September 30, 1996, and the related statements of revenues and direct costs and cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of Jones International Networks, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the Space Segment Assets as of December 31, 1994 and 1995 and September 30, 1996, and their revenues and direct costs and their cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
October 25, 1996

                  STATEMENTS OF NET ASSETS TO BE ACQUIRED FROM

                           JONES SPACE SEGMENT, INC.


                                        DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30,
                                            1994          1995          1996
                                        ------------  ------------  -------------
CURRENT ASSETS:
  Cash................................. $   642,368   $       --    $        --
  Accounts receivable..................     260,000           --             --
                                        -----------   -----------   ------------
    Total current assets...............     902,368           --             --
                                        -----------   -----------   ------------
FIXED ASSETS (Notes 2 & 4)
  Leased satellite transponders........  35,010,454    35,010,454     35,010,454
   Less accumulated depreciation.......  (6,200,444)   (9,117,914)   (11,306,015)
                                        -----------   -----------   ------------
    Total net fixed assets.............  28,810,010    25,892,540     23,704,439
                                        -----------   -----------   ------------
    Total assets....................... $29,712,378   $25,892,540   $ 23,704,439
                                        ===========   ===========   ============
LONG-TERM LIABILITIES:
  Capital lease obligations (Note 4)... $33,433,602   $32,255,193   $ 31,127,255
  Unearned revenue (Note 2)............     780,000       780,000        780,000
                                        -----------   -----------   ------------
    Total long-term liabilities........  34,213,602    33,035,193     31,907,255
NET ASSETS:                              (4,501,224)   (7,142,653)    (8,202,816)
                                        -----------   -----------   ------------
    Total liabilities and net assets... $29,712,378   $25,892,540   $ 23,704,439
                                        ===========   ===========   ============


   The accompanying notes to the financial statements are an integral part of these financial statements.

  STATEMENTS OF REVENUES AND DIRECT COSTS ASSOCIATED WITH THE NET ASSETS TO BE
                    ACQUIRED FROM JONES SPACE SEGMENT, INC.


                                 FOR THE YEAR ENDED               FOR THE NINE MONTHS
                                    DECEMBER 31,                  ENDED SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1993         1994         1995         1995         1996
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
REVENUES
  Satellite, delivery
   and production
   support
   Non-affiliated
    entities (Note 3)... $ 3,349,410  $ 3,120,000  $ 3,119,945  $ 2,339,945  $ 2,340,000
   Affiliated entities
    (Note 3)............   2,650,000    2,399,965    2,425,344    1,819,008    1,917,351
                         -----------  -----------  -----------  -----------  -----------
    Total revenues......   5,999,410    5,519,965    5,545,289    4,158,953    4,257,351
                         -----------  -----------  -----------  -----------  -----------
OPERATING EXPENSES
  Satellite, delivery
   and production
   support expenses.....   3,513,546    3,077,469    3,077,386    2,300,519    2,240,602
  General and
   administrative
   expenses (Note 3)....      22,942          667        1,020          532        6,169
                         -----------  -----------  -----------  -----------  -----------
    Total operating
     expenses...........   3,536,488    3,078,136    3,078,406    2,301,051    2,246,771
                         -----------  -----------  -----------  -----------  -----------
OPERATING INCOME........   2,462,922    2,441,829    2,466,883    1,857,902    2,010,580
                         -----------  -----------  -----------  -----------  -----------
OTHER INCOME (EXPENSE)
  Interest expense......  (3,457,818)  (3,390,780)  (3,291,591)  (2,479,564)  (2,382,061)
                         -----------  -----------  -----------  -----------  -----------
    Total other expense,
     net................  (3,457,818)  (3,390,780)  (3,291,591)  (2,479,564)  (2,382,061)
                         -----------  -----------  -----------  -----------  -----------
Income (loss) before
 income tax expense.....    (994,896)    (948,951)    (824,708)    (621,662)    (371,481)
Income tax benefit
 (expense)..............     199,565      316,311      195,107      136,909      142,091
                         -----------  -----------  -----------  -----------  -----------
NET INCOME (LOSS)....... $  (795,331) $  (632,640) $  (629,601) $  (484,753) $  (229,390)
                         ===========  ===========  ===========  ===========  ===========

   The accompanying notes to the financial statements are an integral part of these financial statements.

  STATEMENTS OF CASH FLOWS ASSOCIATED WITH THE NET ASSETS TO BE ACQUIRED FROM
                           JONES SPACE SEGMENT, INC.

                                 FOR THE YEAR ENDED               FOR THE NINE MONTHS
                                    DECEMBER 31,                  ENDED SEPTEMBER 30,
                         -------------------------------------  ------------------------
                            1993         1994         1995         1995         1996
                         -----------  -----------  -----------  -----------  -----------
                                                                (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss)..... $  (795,331) $  (632,640) $  (629,601) $  (484,753) $  (229,390)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
   Depreciation
    expense.............   2,917,469    2,917,469    2,917,470    2,188,102    2,188,101
   Net change in assets
    and liabilities:
    Decrease (increase)
     in accounts
     receivable.........    (260,000)         --       260,000      262,224          --
    Decrease in other
     assets.............      21,823          --           --           --           --
                         -----------  -----------  -----------  -----------  -----------
    Net cash provided by
     operating
     activities.........   1,883,961    2,284,829    2,547,869    1,965,573    1,958,711
                         -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Repayment of capital
   lease obligations....    (532,182)    (839,220)  (1,178,408)    (850,436)  (1,127,938)
  Funding from the
   parent company.......    (861,215)  (1,515,657)  (2,011,829)  (1,757,505)    (830,773)
                         -----------  -----------  -----------  -----------  -----------
    Net cash used in
     financing
     activities.........  (1,393,397)  (2,354,877)  (3,190,237)  (2,607,941)  (1,958,711)
                         -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
 CASH...................     490,564      (70,048)    (642,368)    (642,368)         --
                         -----------  -----------  -----------  -----------  -----------
CASH, BEGINNING OF
 PERIOD.................     221,852      712,416      642,368      642,368          --
                         -----------  -----------  -----------  -----------  -----------
CASH, END OF PERIOD..... $   712,416  $   642,368  $       --   $       --   $       --
                         ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW
 DISCLOSURES:
  Allocated income tax
   benefit (expense).... $   199,565  $   316,311  $   195,107  $   136,909  $   142,091
                         ===========  ===========  ===========  ===========  ===========

             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                        NET ASSETS TO BE ACQUIRED FROM
                           JONES SPACE SEGMENT, INC.

                         NOTES TO FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

(1) ORGANIZATION AND BUSINESS

  Jones Space Segment, Inc., a wholly-owned subsidiary of Jones International, Ltd. ("Jones International"), was incorporated on October 16, 1987. Jones Space Segment, Inc. leases two domestic communications satellite transponders from a third party and in turn subleases the satellite transponders to several affiliated entities and to a third party. In connection with an initial public offering of its Common Stock, Jones International Networks, Ltd. ("Jones International Networks"), a wholly-owned subsidiary of Jones International, intends to acquire the satellite transponder leases and related subleases (Such leases and subleases are referred to as the "Space Segment Assets") owned by Jones Space Segment Inc. The accompanying financial statements have been derived from the historical financial statements of Jones Space Segment, Inc.

(2) UNAUDITED INTERIM FINANCIAL STATEMENTS

  The interim financial statements as of September 30, 1995 presented in these financial statements are in conformity with the Securities and Exchange Commission requirements for unaudited financial statements and do not contain all of the necessary footnote disclosures required for a fair presentation of the Statements of Financial Position and Statements of Operations and Cash Flows in conformity with generally accepted accounting principles. However, in the opinion of management, this data includes all adjustments, consisting only of normal recurring accruals, necessary to present fairly the financial position of the Space Segment Assets as of September 30, 1995 and its results of operations and its cash flows for the nine months ended September 30, 1995.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Property and Equipment--Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Leased transponders are capitalized and amortized over the term of the leases which are 12 years.

  Unearned Revenue--Unearned revenue consists of advance payments and a security deposit on the leased transponders.

  Revenue Recognition--Space Segment generates revenue by leasing space on two domestic satellite transponders to several affiliated entities and to a third party.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements--Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of " (SFAS 121), was adopted effective January 1, 1996 as to the Space Segment Assets. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. Implementation of SFAS 121 had no material effect on the financial position or results of operations of the Space Segment Assets.

                        NET ASSETS TO BE ACQUIRED FROM

                           JONES SPACE SEGMENT, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(4) TRANSACTIONS WITH AFFILIATED ENTITIES

  Jones Space Segment, Inc. is a subsidiary of Jones International, a holding company with ownership interests in several companies involved in various aspects of the telecommunications industry. Jones International is wholly owned by Glenn R. Jones, Chairman and Chief Executive Officer of Jones International. Jones International and Glenn R. Jones own a controlling interest in Jones Intercable, Inc. ("Jones Intercable") and in a number of other subsidiaries. Certain members of management of Jones Space Segment, Inc. are also officers or directors of these affiliated entities and, from time to time, Jones Space Segment, Inc. may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of Jones Space Segment, Inc., and are allocated at cost based on specific identification or other methods which management believes are reasonable. Principal recurring transactions are described below:

  Satellite Rental, Uplinking and Other Revenue--Jones International Networks and Jones Computer Network, Ltd. sublease a non-preemptible transponder, which sublease is part of the Space Segment Assets. Transponder lease revenue of $2,650,000, $2,399,965, $2,425,344, $1,819,008, and $1,917,351, was received from affiliates for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  Interest Income--Jones International was charged interest on its advances with respect to the Space Segment Assets at rates of approximately 8, 9, and 11 percent per annum in 1993, 1994 and 1995, respectively, and approximately 11 and 10 percent per annum during the nine months ended September 30, 1995 and 1996, respectively. The interest rate on such advances is calculated using the published prime rate plus two percent. Total interest related to such advances for the years ended December 31, 1993, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996, was $148,338, $338,882, $513,634, $362,542 and $413,980, respectively.

(4) CAPITAL LEASE

  The Space Segment Assets are comprised, in part, of a lease agreement which provides two non-preemptible satellite transponders, one on each of two satellites launched in 1992. The lease provides for full time usage of two transponders for 12 years. These satellite transponders are subleased to several affiliated entities and to a third party.

  Future minimum payments under this capital lease, together with the present value of the minimum lease payments, are as follows:

     October to December, 1996..................................... $ 1,180,000
     1997..........................................................   4,950,000
     1998..........................................................   5,190,000
     1999..........................................................   5,430,000
     2000..........................................................   5,670,000
     Thereafter....................................................  24,225,000
                                                                    -----------
     Future minimum payments.......................................  46,645,000
     Less amount representing interest.............................  15,517,745
                                                                    -----------
     Present value of minimum lease payments....................... $31,127,255
                                                                    ===========

                        NET ASSETS TO BE ACQUIRED FROM

                           JONES SPACE SEGMENT, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


(5) INCOME TAXES

  The Space Segment Assets are included as part of a consolidated tax return, as provided for under the terms of a tax sharing agreement with Jones International and Jones International's other subsidiaries. Pursuant to the terms of the agreement, tax (provisions) benefits are allocated to members of the tax sharing group based on their respective pro rata contribution of taxable income (loss) to Jones International's consolidated taxable income
(loss). Income tax benefit (expense) recognized as a result of the tax sharing arrangement was $165,157, $201,114, $77,742, $70,147 and $(16,256) for the
years ended December 31, 1993, 1994 and 1995, and the nine months ended September 30, 1995 and 1996, respectively.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE SHARES OF CLASS A COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IM-PLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Consolidated Financial Data......................................   22
Pro Forma Selected Consolidated Financial Data ...........................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   38
Management................................................................   49
Certain Relationships and Related Transactions............................   57
Principal Shareholder.....................................................   61
Description of Capital Stock..............................................   62
Shares Eligible for Future Sale...........................................   64
Underwriting..............................................................   66
Legal Matters.............................................................   68
Experts...................................................................   68
Additional Information....................................................   68
Index to Pro Forma Financial Statements...................................  P-1
Index to Historical Financial Statements..................................  F-1

  UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,350,000 SHARES

           [LOGO OF JONES INTERNATIONAL NETWORKS, LTD. APPEARS HERE]

                              JONES INTERNATIONAL
                                NETWORKS, LTD.

                             CLASS A COMMON STOCK

                               ----------------
                                  PROSPECTUS

                               ----------------

                            OPPENHEIMER & CO., INC.

                               HAMBRECHT & QUIST

                            M. KANE & COMPANY, INC.

                                    , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the $753,750 payable to M. Kane & Company, Inc. for financial advisory services, payable by the Company in connection with the sale of Class A Common Stock being registered (all amounts are estimated except the SEC Registration Fee and the NASD Filing Fee).

      SEC Registration Fee............................................. $ 15,177
      National Association of Securities Dealers, Inc. Filing Fee......    5,509
      Nasdaq Listing Application Fee...................................   33,500
      Blue Sky Fees and Expenses (including legal fees)................   25,000
      Printing Expenses................................................  125,000
      Legal Fees and Expenses..........................................  150,000
      Accountants' Fees and Expenses...................................  100,000
      Transfer Agent and Registrar Fees................................   20,000
      Miscellaneous Expenses...........................................  175,814
                                                                        --------
        Total..........................................................  650,000
                                                                        ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  In accordance with the Colorado Act, the Company's articles of incorporation eliminate in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director for: (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a willful or negligent declaration of an unlawful distribution or (iv) transactions from which the director derived an improper personal benefit.

  The Company's articles of incorporation also provide that the Company shall indemnify any person and his or her estate and personal representatives against all liability and expenses incurred by reason of the person being or having been a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company or any of its subsidiaries as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of, or to hold any similar position with, another domestic or foreign corporation or other individual or entity or of an employee benefit plan, to the full extent permitted under the Colorado Act. The Colorado Act requires a corporation to indemnify its officers and directors against reasonable expenses incurred in any proceeding to which the officer or director is a party and was wholly successful, on the merits or otherwise, in defense of the proceeding. In addition to this mandatory indemnification, the Colorado Act provides that a corporation may indemnify its officers and directors against liability and reasonable expenses if the officer or director acted in good faith and in a manner reasonably relieved to be in the best interests of the corporation in the case of conduct in an official capacity, in a manner he or she reasonably believed was at least not opposed to the corporation's best interests in all other cases, or in a manner he or she had no reasonable cause to believe was unlawful in the case of criminal proceedings. In actions by or in the name of the corporation, the Colorado Act provides the same standard but limits indemnification to reasonable expenses incurred by the director and prohibits any indemnification if the director was adjudged liable to the corporation. The Colorado Act also prohibits indemnification of a director in connection with actions charging improper personal benefit to the director if the director is adjudged liable on that basis.

  Section 7 of the Underwriting Agreement (to be filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and its directors, officers and controlling persons from and against certain liabilities, including any liability caused by any statement or omission in the Registration Statement or Prospectus based on certain information furnished to the Company by the Underwriters for use in the preparation thereof.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act") (all share amounts reflect the proposed 220-for-1 stock-split):

  Effective September 30, 1996, the Company acquired its playback, trafficking and uplinking facilities through the purchase of all of the outstanding common stock of Jones Earth Segment, Inc. from Glenn R. Jones and Jones
International, Ltd. for 110,833 shares and 472,500 shares, respectively, of Class A Common Stock.

  In August 1996, the Company agreed to grant a warrant to M. Kane & Company, Inc. ("MKC") to purchase 13,958 shares (16,052 shares if the Underwriters' over-allotment option is exercised in full) of the Class A Common Stock at an exercise price equal to 120% of the initial public offering price of the Class A Common Stock. In connection with the warrant, MKC will receive certain registration rights that provide, among other things, that MKC will have one demand registration right and unlimited piggy-back registration rights relating to the shares of Class A Common Stock underlying the warrant.

  Immediately prior to the consummation of this offering, the Company will acquire: (i) an 8.35% equity interest in the PIN Venture from Adelphia Communications Corporation in exchange for approximately 262,500 shares of Class A Common Stock, (ii) Glenn R. Jones' 19% equity interests in Jones Infomercial Networks, Inc. and Great American Country, Inc. in exchange for 333,333 shares of Class A Common Stock and (iii) certain transponder leases and related subleases owned by Space Segment in exchange for 416,667 shares of Class A Common Stock.

  The Company issued (or will issue) all of the foregoing shares of Class A Common Stock in reliance on the exemption from registration provided by
Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
    1.1*   Form of Underwriting Agreement
    3.1**  Articles of Incorporation of the Company
    3.2**  Bylaws of the Company
    3.3*   Articles of Incorporation of the Company, as amended
    4.1**  Form of Class A Common Stock Certificate
    4.2*   Warrant Purchase Agreement, dated      , 1996, between the Company
           and M. Kane & Company, Inc.
    5.1*   Form of Opinion of Davis, Graham & Stubbs LLP as to the legality of issuance of the Company's Class A Common Stock
   10.1    Promissory Note dated December 19, 1994 in the amount of $6,554,500 from Jones Earth Segment, Inc. to Jones Spacelink, Ltd. (assumed by the Company on September 30, 1996)
   10.2    Letter Agreement dated August 14, 1996, between the Company and M.
           Kane & Company, Inc.
   10.3**  The Company's 1996 Stock Option Plan
   10.4+   Cable Sales Representation Agreement dated April 15, 1996, between
           MediaAmerica, Inc. and Great American Country, Inc.
   10.5+   Sales Representation Agreement dated November 1, 1995, between
           MediaAmerica, Inc. and the Company
   10.6+   Sales Representation Agreement dated December 1, 1995, between
           MediaAmerica, Inc. and Jones Satellite Networks, Inc.

   EXHIBIT
   NUMBER                        DESCRIPTION OF EXHIBIT
   -------                       ----------------------
   10.7    Purchase and Sale Agreement dated August 9, 1996, between Jones
           Global Group, Inc. and the Company
   10.8+   Partnership Agreement of Galactic/Tempo dated May 7, 1990, between
           Tempo Sound, Inc. and Galactic Radio Partners, Inc.
   10.9+   Amended and Restated Partnership Agreement of Product Information
           Network Venture dated October 1, 1995, among Jones Infomercial
           Network Ventures, Inc., Cox Consumer Information Network, Inc. and
           Adelphia Communications Corporation
   10.10+  Affiliate Agreement dated January 1, 1996, among Great American
           Country, Inc., Jones Programming Services, Inc. and Jones
           Intercable, Inc.
   10.11   Galaxy V Satellite Transponder Agreement, dated January 1, 1995, among Jones Satellite Holdings, Jones Galactic Radio and Mind
           Extension University.
   10.12   Amended and Restated Affiliate Agreement dated August 1, 1994, between Jones Infomercial Networks, Inc. and Jones Intercable,
           Inc.
   10.13+  Affiliate Agreement dated January 31, 1995, between Product
           Information Network Venture and Cox Communications, Inc.
   10.14+  Agreement dated May 1, 1995, between Product Information Network and National Media Corporation.
   10.15+  Letter Agreement dated August 23, 1996, between Product
           Information Network and Seventh Medium, Inc.
   10.16   License Agreement dated January 31, 1995, between Jones
           International, Ltd. and Product Information Network Venture
   10.17   Uplink Services Agreement dated January 1, 1995, among Jones Earth
           Segment, Inc., Jones Infomercial Networks, Inc., Jones Computer
           Network, Ltd., Mind Extension University, Inc. and Jones Galactic
           Radio, Inc.
   10.18   Transponder License Agreement dated January 1, 1995, among Jones
           Space Segment, Inc., Jones Infomercial Networks, Inc. and Jones
           Computer Network, Ltd.
   10.19+  Satellite Transponder Service Agreement dated July 28, 1989, entered into by Jones Space Segment, Inc.
   10.20+  Transponder License Agreement dated October 28, 1992, between
           Jones Space Segment, Inc. and Deutsche Welle
   10.21   Tax Allocation Agreement dated August 28, 1992, among Jones
           International, Ltd. and certain of its subsidiaries
   10.22   Exchange Agreement relating to Jones Earth Segment, Inc. dated
           September 30, 1996, between Glenn R. Jones, Jones International,
           Ltd. and the Company.
   10.23   Agreement dated November 6, 1996, between Jones Space Segment,
           Inc. and the Company
   10.24   Agreement dated November 6, 1996, between Glenn R. Jones and the
           Company
   10.25   Agreement dated January 7, 1997, between Adelphia Communications
           Corporation and the Company
   10.26   Services Agreement dated January 1, 1995, among Jones Earth
           Segment, Jones Infomercial Networks, Jones Computer Network and
           Mind Extension University.
   21  **  Subsidiaries
   23.1    Consent of Arthur Andersen LLP
   23.2*   Consent of Davis, Graham & Stubbs LLP (See Exhibit 5.1)
   23.3**  Consent of Gary D. Edens
   23.4**  Consent of Michael L. Pandzik
   24  **  Power of Attorney
   27  **  Financial Data Schedule

--------
* To be filed by amendment.

**Filed previously.

+ Filed herewith, portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission that certain information contained therein shall be afforded confidential treatment.

  Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable and therefore have been omitted or the information required by the applicable schedule is included in the notes to the financial statements.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the Company's bylaws, articles of incorporation or the Underwriting Agreement, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO A REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-15657) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENGLEWOOD, STATE OF COLORADO, ON JANUARY 10, 1997.

                                          Jones International Networks, Ltd.

                                                   /s/ Gregory J. Liptak
                                          By: _________________________________
                                                     GREGORY J. LIPTAK
                                                         PRESIDENT


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO A REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-15657) HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE
        /s/ Glenn R. Jones*              Chairman of the           January 10, 1997
-------------------------------------     Board of Directors
            GLENN R. JONES

        /s/ Gregory J. Liptak            President and             January 10, 1997
-------------------------------------     Director (Principal
            GREGORY J. LIPTAK             Executive Officer)

        /s/ Jay B. Lewis*                Group Vice                January 10, 1997
-------------------------------------     President/Chief
            JAY B. LEWIS                  Financial Officer
                                          and Director
                                          (Principal
                                          Financial Officer)

        /s/  Keith D. Thompson*          Chief Accounting          January 10, 1997
-------------------------------------     Officer (Principal
             KEITH D. THOMPSON            Accounting Officer)

*By:  /s/ Gregory J. Liptak
     -------------------------
          GREGORY J. LIPTAK
          ATTORNEY-IN-FACT